As filed with the U.S. Securities and Exchange Commission on April 17, 2012.

Registration No. 333-174044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOP SHIPS INC.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece 011 30 210 8128180		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1223
(Address and telephone number of Registrant's principal executive offices)		(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)	Yvan-Claude Pierre, Esq. Daniel I. Goldberg, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 521-5400 (telephone number) (212) 521-5450 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $0.01 par value per share	$115,000,000	(1)(2)	$13,179
Underwriters' Warrants to Purchase Common Stock(3)	N/A		N/A	(4)
Common Stock Underlying Underwriters' Warrants, $0.01 par value per share	$1,250,000	(5)	$143.25
Total Registration Fee			$13,322.25	(6)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes common shares that may be sold pursuant to the underwriters' over-allotment option.
(3)
Pursuant to Rule 416 under the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)
In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant's common stock underlying the Underwriters' Warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(5)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based on an estimated maximum exercise price of 125% of the maximum offering price.

(6)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 17, 2012

$100,000,000
of Shares of
Common Stock

TOP SHIPS Inc. is offering $100,000,000 of shares of its common stock.

Our common stock is listed on the Nasdaq Global Select Market under the symbol "TOPS." The last reported sale price of our common stock on April 16, 2012 was $2.45 per share.

Investing in our common stock involves a high degree of risks. See "Risk Factors" beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to the Company before expenses	$	$

(1)  Does not include a non-accountable expense allowance equal to 0.5% of the gross proceeds of this offering payable to Aegis Capital Corp., the representative of the underwriters.  See "Underwriting" for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative to purchase up to additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers in the offering on or about , 2012.

Aegis Capital Corp

, 2012

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

THE OFFERING	8

SUMMARY FINANCIAL DATA	9

RISK FACTORS	12

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	34

PER SHARE MARKET PRICE INFORMATION	35

USE OF PROCEEDS	36

OUR DIVIDEND POLICY	37

CAPITALIZATION	38

DILUTION	39

SELECTED FINANCIAL AND OTHER DATA	40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	43

THE INTERNATIONAL TANKER INDUSTRY	72

BUSINESS	92

MANAGEMENT	105

PRINCIPAL SHAREHOLDERS	108

RELATED PARTY TRANSACTIONS	109

DESCRIPTION OF CAPITAL STOCK	111

DESCRIPTION OF WARRANTS	114

MARSHALL ISLANDS COMPANY CONSIDERATIONS	114

TAX CONSIDERATIONS	117

UNDERWRITING	125

LEGAL MATTERS	132

EXPERTS	132

ENFORCEABILITY OF CIVIL LIABILITIES	132

WHERE YOU CAN FIND ADDITIONAL INFORMATION	132

INDUSTRY DATA	135

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	134

GLOSSARY OF SHIPPING TERMS	135

INDEX TO FINANCIAL STATEMENTS	F-1

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

(i)

PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to TOP SHIPS INC. and all of its subsidiaries, and "TOP SHIPS INC." refers only to TOP SHIPS INC. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Our reporting currency is in the U.S. dollar and all references in this prospectus to "$" or "dollars" are to U.S. dollars. Throughout this prospectus, the conversion from Euros to U.S. dollars is based on the U.S. dollar/Euro exchange rate of 1.2938 as of December 31, 2011, unless otherwise specified.

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. As of the date of this prospectus, our fleet consists of seven vessels: six product tankers employed on bareboat charters and one drybulk vessel operating in the spot market. We refer to these vessels as our Initial Fleet.

We intend to grow our Initial Fleet via selective acquisitions of secondhand tanker vessels. We may also purchase newbuilding vessels, either directly from a shipyard or from unaffiliated third parties which have contracted with shipyards.  The timing of these acquisitions will depend on our ability to identify vessels that meet our acquisition criteria. Additionally, we may acquire vessels in sectors which we believe offer accretive investment opportunities, such as the offshore marine services sector.  We refer to these vessels as our Identified Fleet.

Following the successful completion of this offering, we intend to acquire           vessels from their current owners for a total purchase price of $      million.  The acquisition of these vessels will be financed through the net proceeds of this offering and through new secured loan facilities in the amount of $      million. The balance of the net proceeds, if any, will be used to reduce our corporate debt outstanding and for working capital and general corporate purposes. Unless indicated otherwise, references to our combined fleet are to our entire fleet after giving effect to the purchase of the Identified Fleet. We expect to take delivery of the vessels in our Identified Fleet within       days of the closing of this offering. We expect to employ the vessels in our Identified Fleet on time charters, bareboat charters and in the spot market after they are delivered to us.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience managing and operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS." The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

Our Initial Fleet

The following table presents information about our Initial Fleet and its employment as of the date of this prospectus:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Six Tanker Vessels

Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
Thyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550

Total Tanker dwt	300,000

One Drybulk Vessel

Evian (ex Papillon)**	51,200	2000	Spot

** As of December 31, 2011 we have classified M/V Evian as held for sale

Total Drybulk dwt	51,200

TOTAL DWT	351,200

Our Identified Fleet

The following table presents information about our Identified Fleet and its employment as of the date of this prospectus:

	Dwt	Year Built	Charter Type	Charterer	Expiry	Daily Base Rate	Expected Delivery Date
Vessels

Total

Chartering of the Fleet

As of the date of this prospectus, our drybulk vessel is employed on voyage charter in the spot market, while our six tankers are employed on bareboat charters. When our vessels are free of charters, we seek to deploy our vessels on time charters, bareboat charters and in the spot market in a manner that will optimize our earnings and profitability.

Management of the Fleet

Central Mare Inc., or Central Mare, a related party controlled by the family of our Chief Executive Officer, performs all vessel operational, technical and commercial functions for us, including the chartering of our Initial Fleet.  Central Mare performs these services pursuant to management agreements between Central Mare and us as well as Central Mare and our vessel-owning subsidiaries.

Competitive Strengths

We believe we possess a number of distinguishing factors that provide us with a strong position within the industry including:

Experienced Management Team.  Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers and key employees with extensive experience in all aspects of the shipping industry. Our management team has substantial experience in the international shipping and commodities industries, and a successful track record of exploiting investment opportunities in these sectors throughout various economic cycles. We believe that our management team is capable of dealing with all aspects of commercial, technical, management and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, effective operations and safety.

Immediate Cash Flow Generation. Our Initial Fleet of 6 tanker vessels has total contracted revenue of $192.4 million under the existing bareboat charters to be received until 2019, giving us  immediate cash flow-generating power allow to fund our obligations and execute our business plan going forward.

Business Strategy

Our business strategy is focused on expanding our Initial Fleet, by growing either into the product tanker sector or into other sectors which we believe offer accretive investment opportunities. Additionally, we aim to build and maintain enduring relationships with participants in the international ocean transport industry, including leading charterers, national and independent oil companies, oil traders, brokers, suppliers, classification societies, insurers, shipyards and others. We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience managing and operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

The key elements of our business strategy are:

Return-Driven Acquisitions and Selective Fleet Expansion. We intend to grow our fleet through timely and selective acquisitions of high quality vessels in a manner that is accretive to our earnings and cash flow. We continuously monitor acquisition opportunities in various sectors of the shipping industry based on certain financial returns criteria. We seek to identify, analyze and strategically invest when attractive opportunities arise.

Balanced Chartering Strategy. We actively and strategically deploy our fleet by employing our vessels under a mix of short-term charters and longer-term charters, including time charters of more than six months and bareboat charters, possibly with profit-sharing arrangements depending on our outlook for the markets we are operating. We believe this chartering policy allows us to capture advantageous opportunities in the spot market while limiting our exposure to spot market volatility by employing part of our fleet on longer term fixed-rate time charters and bareboat charters. As of the date of this prospectus, six of our tankers are employed on bareboat charters, and our drybulk vessel is employed on the spot market.

Risks

Our business and our ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should carefully consider the following risks, which are discussed more fully in "Risk Factors" beginning on page 12.

•
The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants;

•
The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operations;

•	If economic conditions throughout the world do not improve, it will impede our operations;

•	The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business;

•	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business;

•
We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports;

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets;

•
Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition;

•
The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings;

•	An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charter hire rates and profitability;

•	We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings;

•	Operating results from our drybulk vessel is subject to seasonal fluctuations, which may adversely affect our operating results;

•	Our earnings may be adversely affected if we do not successfully employ our vessels;

•
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, reputation and the market for our common stock;

•	World events could adversely affect our results of operations and financial condition;

•	Acts of piracy on ocean-going vessels could adversely affect our business;

•
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations;

•	An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations;

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business;

•	Rising fuel prices may adversely affect our business;

•
We are in breach of certain loan covenants contained in our loan agreements. If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern;

•	Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business;

•	We may not be able to expand our fleet or implement our growth effectively;

•	Our growth in the future will depend on our ability to successfully charter our vessels for which we will face substantial competition;

•
We will be required to make substantial capital expenditures to expand the size of our fleet, which may diminish, our ability to pay dividends, increase our financial leverage, or dilute our shareholders' ownership interest in us;

•	Our purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings;

•
Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities, and our lenders may impose additional operating and financial restrictions on us in connection with waivers or amendments to our loan agreements;

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share;

•	The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher-than-market interest rates and charges against our income;

•	Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers;

•	In the highly competitive international tanker and drybulk shipping markets, we may not be able to compete for charters with new entrants or established companies with greater resources;

•	A limited number of financial institutions hold our cash including financial institutions located in Greece;

•	We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance;

•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us;

•
We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations;

•	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash;

•	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition;

•	An increase in operating costs would decrease earnings and available cash;

•	The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings;

•
Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life, which would adversely affect our business, results of operations and financial condition;

•	We may not have adequate insurance to compensate us if we lose our vessels;

•	We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations;

•	Maritime claimants could arrest our vessels, which could interrupt our cash flow;

•	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings;

•	We may have to pay tax on U.S. source shipping income, which would reduce our earnings;

•	We are likely to be treated as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders;

•	Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars;

•	The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position;

•	Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment;

•	There may not be a continuing public market for you to resell our common shares;

•	Certain existing stockholders, who hold approximately 82.3% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions;

•	Shareholders may experience significant dilution as a result of future equity offerings or issuance if shares are sold at prices significantly below the price at which shareholders invested;

•
Future issuances or sales, or the potential for future issuances or sales, of our common shares, or the conversion of convertible debt into our common shares, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings;

•	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline;

•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States;

•	It may not be possible for investors to serve process on or enforce U.S. judgments against us;

•
Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares;

•	We are dependent on our Fleet Manager to perform the day-to-day management of our fleet;

•	Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it;

•	Our Fleet Manager may have conflicts of interest between us and its other clients;

•
If we cannot complete the purchase of the vessels we intend to purchase with the proceeds of this offering, we may use the proceeds of this offering for general corporate purposes with which you may not agree;

•	The price of our common shares after this offering may be volatile;

•	Future sales of our stock may depress our share price;

•	We cannot assure you that our Board of Directors will declare dividends; and

•	We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

Dividend Policy

We paid special dividends of $15.00 per share and $7.50 per share on March 27, 2006 and April 25, 2006, respectively. On April 6, 2006 our Board decided to discontinue our policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability.

We are permitted to pay dividends under the loans so long as we are not in default of a loan covenant and if such dividend payment would not result in a default of a loan covenant.

As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our Board of Directors will determine the timing and amount of all dividend payments, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See "Dividend Policy" and "Risk Factors."

Corporate Structure

We were incorporated in the Marshall Islands in 2000. Our vessels are owned through separate wholly-owned subsidiaries incorporated in Liberia.

Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all vessel operational, technical and commercial functions for us, including the chartering of our Initial Fleet.  Central Mare performs these services pursuant to management agreements between Central Mare and us as well as Central Mare and our vessel-owning subsidiaries.

The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.

THE OFFERING

The following summary contains basic information about the offering of our common stock hereunder and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled "Description of Capital Stock."

Shares offered by us	shares of common stock

Offering price per share	$

Over-allotment option	We have granted the underwriters a 45-day option to purchase from us, from time to time, up to an additional shares of common stock, to cover any over-allotments.

Shares outstanding prior to this offering	17,147,534 shares of common stock

Shares to be outstanding immediately after this offering
        shares of common stock (assuming no exercise of the underwriters' over-allotment option), excluding 472,219 shares of our common stock reserved for issuance but not yet issued pursuant to our equity incentive plan, out of a total equity incentive plan reserve of 1,066,661 shares of our common stock.

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $      million or approximately $      million if the underwriters exercise their over-allotment option, assuming a public offering price of $      per share and after deducting assumed underwriting discounts and commissions, an expense and estimated offering expenses payable by us (other than certain expenses to be reimbursed by the underwriters).

We expect to use the net proceeds of this offering to (1) reduce our corporate debt outstanding by an amount equal to $      million; (2) complete the acquisition of the Identified Fleet and (3) apply any amounts not used for the above purposes for working capital and general corporate purposes. Please see "Use of Proceeds."

Dividends
As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our Board of Directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. Please see "Our Dividend Policy."

Tax consequences
We are a "Passive Foreign Investment Company," or PFIC. The U.S. federal income tax and Marshall Islands tax consequences of purchasing, owning and disposing of shares of our common stock are described under "Tax Considerations." Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of our common stock. Please see "Tax Considerations."

Nasdaq Global Select Market listing	Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol "TOPS."

Except where we or the context otherwise indicate, the information in this prospectus assumes (i) the common stock to be sold in this offering will be sold at $      per share and (ii) no exercise of the underwriters' over-allotment option described on the cover page of this prospectus or of the Underwriters' Warrants described below in the section entitled "Underwriting."

SUMMARY FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data and other operating data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The following information should be read in conjunction with "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, an independent registered public accounting firm.

As of December 31, 2011, we have classified our last drybulk vessel as held for sale and determined to discontinue our drybulk operations. Our selected historical consolidated financial data and other operating data below has been adjusted to exclude discontinued operations. Please refer to "Management's Discussion And Analysis Of Financial Condition And Results Of Operations—Discontinued Drybulk Operations" for more information on our discontinued operations.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007, 2008, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars - except share and per share data)

	Year Ended
	December 31,
	2007	2008	2009	2010	2011
REVENUES:

Revenues	248,944	163,995	47,353	39,394	40,822
Other Income	-	-	-	-	872

EXPENSES:

Voyage expenses	59,253	34,215	1,118	1,277	7,076
Charter hire expense	94,118	53,684	10,827	480	2.380
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(15,610)	(18,707)	(7,799)	-	-
Lease termination expense	-	-	15,391	-	5,750
Vessel operating expenses	67,225	56,272	15,032	6,090	4.673
Dry-docking costs	25,094	9,450	4,543	10	19
Vessel depreciation	26,560	13,867	12,580	13,371	12,485
Management fees-third parties	1,821	1,080	338	119	439
Management fees-related parties	-	-		1,804	3,418
General and administrative expenses	23,172	30,229	23,416	18,142	15,363
Gain on sale of vessels	(1,961)	(21,347)	-	(5,101)	(2,641)
Impairment on vessels	-	-	36,638	-	-

Operating income (loss) from continuing operations	(30,728)	5,252	(64,731)	3,202	(7,268)

OTHER INCOME (EXPENSES):

Interest and finance costs	(18,440)	(11,888)	(8,450)	(10,601)	(12,386)
Loss on financial instruments	(2,728)	(4,675)	160	(1,772)	(375)
Interest income	2,752	1,451	173	34	45
Other, net	17	(127)	(183)	(54)	(81)
Total other expenses, net	(18,399)	(15,239)	(8,300)	(12,393)	(12,797)

	Year Ended
	December 31,
	2007	2008	2009	2010	2011
Net income (loss) from continuing operations	(49,127)	(9,987)	(73,031)	(9,191)	(20,065)

Net income (loss) from discontinued operations	51	35,626	22,835	11,704	(169,047)

Net income (loss)	(49,076)	25,639	(50,196)	2,513	(189,112)

Earnings / (loss) per common share, basic
From continuing operations	(40.98)	(3.92)	(25.87)	(2.99)	(3.18)
From discontinuing operations	0.04	14.00	8.09	3.81	(26.81)
Earnings / (loss) per common share, diluted
From continuing operations	(40.98)	(3.92)	(25.87)	(2.99)	(3.18)
From discontinuing operations	0.04	14.00	8.09	3.80	(26.81)

Weighted average common shares outstanding, basic	1,198,686	2,544,503	2,823,059	3,075,278	6,304,679

Weighted average common shares outstanding, diluted	1,198,686	2,544,503	2,823,059	3,077,741	6,304,679

	As of and for the Year Ended December 31,
U.S. dollars in thousands, except fleet data and average daily results	2007	2008	2009	2010	2011
BALANCE SHEET DATA
Current assets	102,161	57,088	3,787	3,420	14,866
Total assets	776,917	698,375	675,149	622,091	296,373
Current liabilities, including current portion of long-term debt	153,290	386,934	427,953	366,609	219,690
Total debt	438,884	342,479	399,087	337,377	193,749
Common Stock	205	283	311	322	171
Stockholders' equity	211,408	292,051	247,196	255,482	76,684

FLEET DATA
Total number of vessels at end of period	20	7	8	8	6
Average number of vessels(1)	22.2	13.9	8.7	8.1	7.7
Total calendar days for fleet(2)	8,110	5,095	3,183	2,956	2,802
Total available days for fleet(3)	7,496	4,852	3,001	2,936	2,755
Total operating days for fleet(4)	6,991	4,357	2,989	2,927	2,728
Total time charter days for fleet	4,679	3,322	1,420	692	22
Total bareboat charter days for fleet	0	0	1,569	2,190	2,186
Total spot market days for fleet	2,312	1,035	0	45	520
Fleet utilization(5)	93.3%	89.8%	99.6%	99.7%	99.0%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	27,134	29,786	15,468	13,023	12,368
Vessel operating expenses(7)	8,289	11,045	4,723	2,060	1,668
General and administrative expenses(8)	2,857	5,933	7,357	6,137	5,483

(1)
Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except operating days figures and average daily results	2007	2008	2009	2010	2011
Tanker Fleet*
Revenues	$248,944	$163,995	$47,353	$39,394	$40,822
Less:
Voyage expenses	(59,253)	(34,215)	(1,118)	(1,277)	(7,076)

Time charter equivalent revenues	$189,691	$129,780	$46,235	$38,117	$33,746

Total Operating days	6,991	4,357	2,989	2,927	2,728
Average Daily Time Charter Equivalent	$27,134	$29,786	$15,468	$13,023	$12,368
* Includes a bareboat chartered-in vessel (M/T Delos) from October 2010 to October 2011.

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You could lose all or part of your investment.

RISKS RELATED TO OUR INDUSTRY

The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Drybulk Index, or BDI, is a U.S. dollar daily average of charter rates that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes and is issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts). The BDI declined from a high of 11,793 in May 2008 to a low of 647 as of February 3, 2012, but has since modestly risen to 944 as of April 11, 2012. The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports and vessel oversupply. The decline in charter rates in the drybulk market affected the earnings,  the value and, following periodic impairment reviews, the carrying value of our drybulk vessels. As a result, this decline negatively affected asset values, cash flows and liquidity and hence compliance with the covenants contained in our loan agreements.

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. The index rose to 1,216 on January 15, 2010, but has since dropped again to 806 as of April 11, 2012.  The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 908 as of December 23, 2011, but has since dropped again to 636 as of April 11, 2012. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2009 and 2010, the above-mentioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values; however, tanker vessel oversupply has suppressed any increase in rates or values due to increases in crude oil or oil product demand.

A further decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker and drybulk market decline from their current levels, our future earnings may be adversely affected and we may have to record impairment adjustments to the carrying values of our fleet, and we may not be able to comply with the financial covenants in our loan agreements.

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operations.

The international tanker and drybulk industries in which we operate are cyclical with attendant volatility in charter hire rates, vessel values and industry profitability. For both tankers and drybulk vessels, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline.

We currently employ our tankers on long-term bareboat charters and our drybulk carrier on the spot market.  As a result, we are exposed to charter rate volatility in the drybulk segment. This may affect our result of operations.

Changes in spot rates and time charters can not only affect the revenues we receive from operations, but can also affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their current time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and drybulk market.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessel.  The factors affecting the supply and demand for our vessels are outside our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk vessel capacity include:

•	supply and demand for (i) refined petroleum products and crude oil for tankers and (ii) drybulk commodities for drybulk vessels;

•
changes in (i) crude oil production and refining capacity and (ii) drybulk commodity production and resulting shifts in trade flows for crude oil and petroleum products and trade flows of drybulk commodities;

•	the location of regional and global crude oil refining facilities and drybulk commodities markets that affect the distance commodities are to be moved by sea;

•
global and regional economic and political conditions, including developments in international trade, fluctuations in industrial and agricultural production, and armed conflicts, terrorist activities and strikes;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather, natural disasters, and other acts of God, including hurricanes and typhoons;

•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of ocean-going vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	potential conversion of vessels to alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil and drybulk commodity production.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common stock to decline.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Currently, all of our vessels are ISM Code-certified and we expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

           Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, delay or re-routing, which may also subject us to litigation. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

In the case of bareboat chartered vessels drydocking risks, expenses and loss of hire or freight revenue affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

 The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	supply and demand for vessels;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment adjustment and may be required to write down the carrying amount of the vessel in our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations—Critical Accounting Policies—Impairment of Vessels."

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels.  The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order as of December 31, 2011, was estimated by market sources to be approximately 35.2% of the existing global drybulk fleet, with the majority of deliveries expected during the next two years, although available data with regard to cancellations of existing newbuilding orders or delays of newbuilding deliveries are not always accurate.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2011, newbuilding orders have been placed for an aggregate of approximately 18.3% of the existing global tanker fleet with the bulk of deliveries expected during 2012 to 2014.

An over-supply of drybulk carrier and/or tanker capacity has already resulted in a reduction of charter hire rates. If further reduction occurs, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all upon the expiration or termination of our vessels' current charters. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of the date of this prospectus, one of our drybulk vessels is operating in the spot market, and we may operate additional vessels in the spot market in the future.  Although spot chartering is common in the industry, the spot charter market may fluctuate significantly. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our ability to obtain profitable spot charters and minimize, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to negotiate new or replacement charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation services.

Operating results from our drybulk vessel is subject to seasonal fluctuations, which may adversely affect our operating results.

Our drybulk carrier is currently employed in the spot market, a market that has historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in   volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.  As a result, our revenues from our drybulk carrier may be weaker during the fall and winter months.  This seasonality could materially affect our results of operations.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Given current market conditions, we seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. As of the date of this prospectus, six of our tanker vessels are contractually committed to bareboat charters. Although these period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable. If we cannot continue to employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, reputation and the market for our common stock.

Although we have not entered into, nor do we have any future plans to enter into, any contracts, agreements, or other arrangements with countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, from time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.  Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations, and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In addition, while we believe a time charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. In addition, we as owners are liable for such costs under any voyage charter. Although we are insured against piracy risks under our war risk insurance policy, we may experience financial losses as a result of vessel damage from pirates, increased insurance deductibles or a rise in the cost of private security service remunerations, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected which could adversely affect our business, operating results and financial condition.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made mainly by our drybulk vessel will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, continued economic slowdown in the Asia Pacific region, especially in Japan and China, may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.  Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 9.5% for the year ended December 31, 2011, as compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospectus, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, off-loading or delivery of, the contents of our vessels or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

Rising fuel prices may adversely affect our business.

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Currently fuel prices are near historical highs, however fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Currently, six of our seven vessels are under period employment whereby the fuel cost is borne by the charterer.

RISKS RELATED TO OUR COMPANY

We are in breach of certain loan covenants contained in our loan agreements. If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

 Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk and tanker asset values we were not in compliance with covenants relating to vessel values such as asset cover ratio, adjusted net worth, net asset value and with covenants relating to book equity as of December 31, 2011. In addition, we were in breach of EBITDA and overall cash position (minimum liquidity covenants) covenants with certain banks not previously waived. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $193.7 million, which after excluding unamortized financing fees of $2.7 million amounts to $196.4 million, and financial instruments of $8.5 million are presented within current liabilities in the accompanying December 31, 2011 consolidated balance sheet. The amounts of long-term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $172.9 million and $5.4 million, respectively.

 As of December 31, 2011, we were in breach of covenants with all banks. We are currently in discussions with our banks in relation to these covenant breaches.

Breach of our loan covenants, without applicable waiver, entitles our lenders to accelerate our debt. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

As of the date of this prospectus, our payments of loan installments and interest are current with all of our lenders.

Our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2011, we had total indebtedness of $193.7 million, which after excluding unamortized financing fees of $2.7 million amounts to $196.4 million, and a ratio of indebtedness to total capital of approximately 71.9%. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•
require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all; and

•
adversely impact our ability to comply with the financial and other restrictive covenants in the indenture governing the notes and the credit agreements governing the debts of our subsidiaries, which could result in an event of default under such agreements.

Furthermore, our interest expense could increase if interest rates increase because most of our debt and all the debt under the credit facilities of our subsidiaries is variable rate debt. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

We may not be able to expand our fleet or implement our growth effectively.

Our business plan to expand our fleet will primarily depend on identifying suitable vessels that are in good condition, acquiring these vessels at favorable prices, and profitably employing them on time charters or in the spot market. Our business plan will therefore depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	integrate successfully any acquired vessels or businesses with our existing operations; and

•	obtain required financing for our existing and any new operations.

Competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could adversely affect our business, financial condition and results of operations. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Our growth in the future will depend on our ability to successfully charter our vessels for which we will face substantial competition.

The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to obtain financing at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition in obtaining charters from a number of experienced companies, including major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to establish our operations and implement our growth successfully.

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to implement our growth strategy successfully, pay dividends or repay our debt.

We will be required to make substantial capital expenditures to expand the size of our fleet, which may diminish, our ability to pay dividends, increase our financial leverage, or dilute our shareholders' ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 10% to 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately one to three years from the order). We expect to fund such capital expenditures with equity offerings and interim debt, which would dilute our quarterly per-share dividends and reduce the cash available for quarterly dividends, respectively, prior to generating cash from the operation of the newbuilding. If equity financing is not available on favorable terms, we may have to use debt financing. If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding. Any interest expense we incur in connection with financing our vessel acquisitions, including capitalized interest expense, will decrease the amount of our dividends.

To fund capital expenditures relating to expansion, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Our purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growth through the acquisition of previously owned vessels. While we typically inspect previously owned vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities, and our lenders may impose additional operating and financial restrictions on us in connection with waivers or amendments to our loan agreements.

Our loan agreements impose operating and financial restrictions on us, and our lenders may impose additional restrictions on us in connection with waivers or amendments to our loan agreements. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures or other investments;

•	charter our vessels;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. This may prevent us from taking actions that are in our best interest.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our future growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	raise equity and obtain required financing for our existing and new operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired business successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage expansion.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher-than-market interest rates and charges against our income.

As of December 31, 2011, we have six interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. During the year ended December 31, 2011, the change in fair value of our interest rate swaps was an unrealized gain of $2.7 million. Our hedging strategies, however, may not always be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all, or at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

In the highly competitive international tanker and drybulk shipping markets, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker and drybulk vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker and drybulk shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products and drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our bank accounts have been deposited from time to time with banks in Germany, United Kingdom and Greece amongst others. Of the financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. In 2011, approximately 57.5% of our revenue derived from four charterers. These four charterers, Cosco Quingdao, Daelim H&L Co. Ltd,  Daeyang Shipping and Harren & Partner Maritime Services GmbH provided 12.3%, 20.2%, 13.4% and 11.6% of our revenues in 2011, respectively. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

           Additionally, we could lose a customer or the benefits of a charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. As of the date of this prospectus, four of our vessels are employed on charters at charter rates significantly above current market charter rates and significantly above spot market rates, which most directly reflect the current levels of the drybulk and product tanker charter markets. If it were necessary to secure substitute employment for any of these vessels due to the loss of a customer under current market conditions, such employment would be at a significantly lower charter rate, resulting in a significant reduction in revenues. The loss of any of our customers, or charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, securities litigation, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare, which we refer to as our Fleet Manager, a related party controlled by the family of our Chief Executive Officer and we have entered into agreements with our Fleet Manager for the provision of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President, Chairman and Director, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Our Fleet Manager employs 25 people, all of whom are shore-based. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our loan repayment obligations in which case our lenders could choose to accelerate our indebtedness and foreclose their liens, and we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

In January 2010, the charterer of the M/T UACC Sila (ex Ionian Wave) and the M/T UACC Shams (ex M/T Tyrrhenian Wave) defaulted on their charters and paid us a reduced charter hire rate of $10,000 per day, rather than $14,300 per day as required under the charter agreements.  In January 2011, the same charterer defaulted under the relevant agreements and paid us a reduced hire rate of $9,092 per day.  In April and May 2011, we took repossession of the M/T UACC Sila and M/T UACC Shams, respectively, from the defaulting charterer and delivered the vessel to a major charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000.  We have been examining the unilateral reduction in charter paid by the previous charterer of both vessels and intend to take legal action to recover the amounts owed since the said charterer is considered to be in breach of the charter.  We may not be able to recover these amounts, which would have an adverse effect on our cash flows.

An increase in operating costs would decrease earnings and available cash.

Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

In the case of bareboat chartered vessels, operating expenses and loss of hire or freight revenue due to repairs or damages affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately 3.7 years. As our fleet ages, we will incur increased costs. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. In the case of bareboat charters any increased costs related to a vessel aging are borne by the bareboat charterer, for the duration of the bareboat charter.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

We may not have adequate insurance to compensate us if we lose our vessels.

We carry insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as, limitations and exclusions which may nevertheless increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hired period.  In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our revenues should we not receive adequate compensation.

We may have to pay tax on U.S. source shipping income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries under Section 883 of the Code. If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this tax could have a negative effect on our business.

We are likely to be treated as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute "passive income" for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as "passive income" for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of "passive income."  On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income."

For our 2011 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered.  Therefore, we expect to be treated as a PFIC for our 2011 taxable year. To the extent possible, we intend to take necessary steps in order to avoid being classified as a PFIC for 2012 and future taxable years, such as expanding our fleet through the purchase of non-"passive income" producing assets. However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2012 or any future taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation—U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences"), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation—U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2011 taxable year, any dividends paid by us during 2011 and 2012 will not be eligible to be treated as "qualified dividend income," which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars.

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euros. During 2011, approximately 18% of our expenses were in Euros and approximately 1% were in currencies other than the U.S. dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S. dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

RISKS RELATED TO OUR COMMON SHARES

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment .

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2011, the closing price of our common shares experienced a high of $10.80 on January 12 and 13, 2011 and a low of $1.02 on October 10 and 11, 2011. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was in violation of its minimum bid price requirements. The applicable grace period to regain compliance was 180 calendar days expiring September 26, 2011. On June 24, 2011, we effected a 1-for-10 reverse stock split of our common stock and regained compliance with the minimum bid price requirements of the Nasdaq Global Select Market. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares is due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

There may not be a continuing public market for you to resell our common shares.

Our common shares and warrants began trading in July of 2004 on the Nasdaq National Market, and our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. If the price of our common shares remains below $1.00 for a period of 30 consecutive business days and we are unable to comply with the minimum bid price requirements of the Nasdaq Global Select Market, including any applicable cure period, we may be involuntarily delisted from the Nasdaq Global Select Market. As noted above, on March 28, 2011, we received a notification from Nasdaq stating that our common stock was in violation of its minimum bid price requirements. The applicable grace period to regain compliance was 180 calendar days expiring September 26, 2011. On June 24, 2011, we effected a 1-for-10 reverse stock split of our common stock and regained compliance with the minimum bid price requirements of the Nasdaq Global Select Market.

Further, lack of trading volume in our stock may affect investors' ability to sell their shares.  Our common shares have been experiencing low daily trading volumes in the market. As a result, an investor may be unable to sell all of such investor's shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Certain existing stockholders, who hold approximately 82.3% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the day of this report, Sovereign Holdings Inc., or Sovereign, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, owns, directly or indirectly, approximately 82.3% of the outstanding shares of our common stock. Due to the number of shares it owns, Sovereign has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

Shareholders may experience significant dilution as a result of future equity offerings or issuance if shares are sold at prices significantly below the price at which shareholders invested.

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances.  Our existing shareholders may experience significant dilution if we issue shares in the future at prices significantly below the price at which previous shareholders invested.

Our issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on the shares of our common stock may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of the shares of our common stock may decline.

Future issuances or sales, or the potential for future issuances or sales, of our common shares, or the conversion of convertible debt into our common shares, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares and convertible debt that may be converted into common shares and we anticipate that we will continue to do so in the future. Furthermore, on August 24, 2011, we entered into a common stock purchase agreement with Sovereign Holdings Inc., a company controlled by our Chief Executive Officer. Under this agreement, commonly known as an equity line, Sovereign committed to purchase up to $10 million of our common shares, to be drawn down from time to time at the request of the Company over the following 12 months. We have drawn a total of $7 million under this agreement. The additional shares to be issued in relation to the Sovereign agreement or shares to be issued in relation to a future follow-on offerings or the conversion of debt could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

We cannot assure you that our Board of Directors will declare dividends.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors. On April 6, 2006 our Board of Directors decided to discontinue our policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability. Our Board of Directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The international shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified Board of Directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a Stockholders Rights Agreement that will make it more difficult for a third party to acquire us without the support of our Board of Directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES

We are dependent on our Fleet Manager to perform the day-to-daymanagement of our fleet.

Our executive management team consists of our President and Chief Executive Officer, Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager is a related party controlled by the family of our Chief Executive Officer, we are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or nopublicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager's financial strength, and there may be limited publicly available information about its financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Manager. Our contracts with our Fleet Manager have an initial term of five years. Our Fleet Manager will provide similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

RISKS RELATING TO THE OFFERING

If we cannot complete the purchase of the vessels we intend to purchase with the proceeds of this offering, we may use the proceeds of this offering for general corporate purposes with which you may not agree.

We may purchase additional vessels with the proceeds of this offering. If the sellers of some or all of such vessels fail to deliver the vessels to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations to us, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and we will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. We cannot assure you that we will be able to charter these vessels at rates that yield returns comparable to the vessels in our existing fleet.

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

Future sales of our stock may depress our share price.

The market price of our common stock could decline as a result of sales, or the announcement of proposed sales, of substantial amounts of common stock in the public market, including sales of our common stock by our large shareholders, or the perception that these sales could occur.  In addition, these factors could make it more difficult, or impossible, for us to raise funds through future equity offerings.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operations including requirements for double hull tankers, changes in Top Ships Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Commission.

See the section entitled "Risk Factors," beginning on page 12, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PER SHARE MARKET PRICE INFORMATION

The trading market for our common stock is the NASDAQ Global Select Market, on which the shares are listed under the symbol "TOPS." The following table sets forth the high and low market prices for our common stock since our initial public offering of common stock at $330.00 per share on July 23, 2004, as reported by the NASDAQ Global Select Market. All share prices have been adjusted to account for a 1-for-10 reverse stock split of our common stock effected on June 24, 2011. The high and low market prices for our common stock for the periods indicated were as follows:

	HIGH	LOW

For the Fiscal Year Ended December 31, 2011	$11.60	$1.00
For the Fiscal Year Ended December 31, 2010	$13.00	$6.20
For the Fiscal Year Ended December 31, 2009	$38.80	$6.74
For the Fiscal Year Ended December 31, 2008	$107.00	$12.50
For the Fiscal Year Ended December 31, 2007	$252.00	$90.90

For the Quarter Ended
March 31, 2012	$5.20	$1.30
December 31, 2011	$2.89	$1.00
September 30, 2011	$4.20	$1.30
June 30, 2011	$7.80	$3.15
March 31, 2011	$11.60	$7.00
December 31, 2010	$11.50	$6.50
September 30, 2010	$10.10	$6.20
June 30, 2010	$13.00	$9.00
March 31, 2010	$13.00	$9.80

For the Month
April 2012 (through April 16, 2012)	$3.75	$2.00
March 2012	$2.76	$2.00
February 2012	$5.20	$1.30
January 2012	$2.19	$1.58
December 2011	$2.68	$1.62
November 2011	$2.70	$2.20
October 2011	$2.89	$1.00

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $      million or approximately $      million if the underwriters exercise their over-allotment option, assuming a public offering price of $      per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us (other than certain expenses to be reimbursed by the underwriters).  Based upon the number of shares of Common Stock offered by us in this offering as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed offering price of $     per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, or a decrease of $      million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (other than certain expenses to be reimbursed by the underwriters).

We expect to use the net proceeds of this offering to (1) reduce our corporate debt outstanding by an amount equal to $      million; (2) complete the acquisition of the Identified Fleet and (3) apply any amounts not used for the above purposes for working capital and general corporate purposes. You may not agree with how we use the proceeds of this offering. See "Risk Factors" on the beginning on page 12. We will not escrow the proceeds of this offering and we will not return the proceeds if we do not take delivery of one or more vessels from the Identified Fleet.

OUR DIVIDEND POLICY

 As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our Board of Directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us, many of which are currently prohibited from paying such dividends under the terms of their loan agreements. The ability of our vessel-owning or other subsidiaries to pay dividends to us may also be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See also "Risk Factors."

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2011:

•	on an actual basis;

•	on an adjusted basis to give effect to:

o	the scheduled loan repayment of $4.2 million on our existing credit facilities as of March 31, 2012; and

•	on a further adjusted basis to give effect to:

o
the sale of common shares in this offering at an assumed public offering price of $       per share and to reflect the application of the net proceeds after deducting the estimated underwriting discounts and offering expenses;

o	the prepayment of $ million of debt with the net proceeds of this offering, assuming that % of net proceeds is being used for such purpose; and

o	the drawdown of $ million from new secured loan facilities in the amount of $ million to be used in the acquisition of the Identified Fleet.

(Expressed in thousands of U.S. Dollars)	As at December 31, 2011	As at December 31, 2011 (as adjusted) (1)		As at December 31, 2011 (as further adjusted)
Debt:
Current portion of long term debt	$193,749	$189,558
Total debt	193,749	189,558
Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 17,147,534 shares issued and outstanding at December 31, 2011 and same as adjusted; shares issued and outstanding as further adjusted	171	171
Additional paid-in capital	292,583	292,583	(2)
Accumulated other comprehensive income	37	37
Accumulated deficit	(216,107)	(216,107)
Total equity	76,684	76,684
Total capitalization	$270,433	$266,242

1 There have been no significant changes since December 31, 2011, as so adjusted.
2 Does not include the amortization of restricted stock of $0.3 million resulting from our equity incentive plan as the shares have already been issued.

DILUTION

Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of December 31, 2011 was $76.7 million in total and $4.47 per share for the number of shares for the existing shareholders at the offering.

The as adjusted net tangible book value as of December 31, 2011 would have been approximately $      million, or $      per common share if the issuance and sale by us of                    common shares at $      per share in this offering, after deducting underwriting discounts and estimated offering expenses. This represents an immediate decrease in net tangible book value of $      per share to the existing shareholders and an immediate accretion in net tangible book value of $      per share to new investors.

The following table illustrates the pro forma per share accretion and decrease in net tangible book value as of December 31, 2011:

Public offering price per share of common stock	$
Net tangible book value per share before this offering		$4.47
Decrease in net tangible book value attributable to new investors in this offering	$
As adjusted net tangible book value per share after giving effect to this offering	$
Accretion per share to new investors	$

The following table summarizes, as of December 31, 2011 on an as adjusted basis for this public offering, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and average price per share paid by you as a new investor in this offering, based upon the public offering price of $      per share.

	As Adjusted Shares Outstanding			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing shareholders			%	$		%	$
New investors *			%	$		%	$
Total *		100%		$	100%		$
* Before deducting underwriting discounts and commissions and estimated expenses of $       million.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data and other operating data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The following information should be read in conjunction with "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, an independent registered public accounting firm.

As of December 31, 2011, we have classified our last drybulk vessel as held for sale and determined to discontinue our drybulk operations. Our selected historical consolidated financial data and other operating data below has been adjusted to exclude discontinued operations. Please refer to "Management's Discussion And Analysis Of Financial Condition And Results Of Operations—Discontinued Drybulk Operations" for more information on our discontinued operations.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007, 2008, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars - except share and per share data)

	Year Ended
	December 31,
	2007	2008	2009	2010	2011
REVENUES:

Revenues	248,944	163,995	47,353	39,394	40,822
Other Income	-	-	-	-	872

EXPENSES:

Voyage expenses	59,253	34,215	1,118	1,277	7,076
Charter hire expense	94,118	53,684	10,827	480	2.380
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(15,610)	(18,707)	(7,799)	-	-
Lease termination expense	-	-	15,391	-	5,750
Vessel operating expenses	67,225	56,272	15,032	6,090	4.673
Dry-docking costs	25,094	9,450	4,543	10	19
Vessel depreciation	26,560	13,867	12,580	13,371	12,485
Management fees-third parties	1,821	1,080	338	119	439
Management fees-related parties	-	-		1,804	3,418
General and administrative expenses	23,172	30,229	23,416	18,142	15,363
Gain on sale of vessels	(1,961)	(21,347)	-	(5,101)	(2,641)
Impairment on vessels	-	-	36,638	-	-

Operating income (loss) from continuing operations	(30,728)	5,252	(64,731)	3,202	(7,268)

OTHER INCOME (EXPENSES):

Interest and finance costs	(18,440)	(11,888)	(8,450)	(10,601)	(12,386)
Loss on financial instruments	(2,728)	(4,675)	160	(1,772)	(375)
Interest income	2,752	1,451	173	34	45
Other, net	17	(127)	(183)	(54)	(81)
Total other expenses, net	(18,399)	(15,239)	(8,300)	(12,393)	(12,797)

	Year Ended
	December 31,
	2007	2008	2009	2010	2011

Net income (loss) from continuing operations	(49,127)	(9,987)	(73,031)	(9,191)	(20,065)

Net income (loss) from discontinued operations	51	35,626	22,835	11,704	(169,047)

Net income (loss)	(49,076)	25,639	(50,196)	2,513	(189,112)

Earnings / (loss) per common share, basic
From continuing operations	(40.98)	(3.92)	(25.87)	(2.99)	(3.18)
From discontinuing operations	0.04	14.00	8.09	3.81	(26.81)
Earnings / (loss) per common share, diluted
From continuing operations	(40.98)	(3.92)	(25.87)	(2.99)	(3.18)
From discontinuing operations	0.04	14.00	8.09	3.80	(26.81)

Weighted average common shares outstanding, basic	1,198,686	2,544,503	2,823,059	3,075,278	6,304,679

Weighted average common shares outstanding, diluted	1,198,686	2,544,503	2,823,059	3,077,741	6,304,679

	As of and for the Year Ended December 31,
U.S. dollars in thousands, except fleet data and average daily results	2007	2008	2009	2010	2011
BALANCE SHEET DATA
Current assets	102,161	57,088	3,787	3,420	14,866
Total assets	776,917	698,375	675,149	622,091	296,373
Current liabilities, including current portion of long-term debt	153,290	386,934	427,953	366,609	219,690
Total debt	438,884	342,479	399,087	337,377	193,749
Common Stock	205	283	311	322	171
Stockholders' equity	211,408	292,051	247,196	255,482	76,684

FLEET DATA
Total number of vessels at end of period	20	7	8	8	6
Average number of vessels(1)	22.2	13.9	8.7	8.1	7.7
Total calendar days for fleet(2)	8,110	5,095	3,183	2,956	2,802
Total available days for fleet(3)	7,496	4,852	3,001	2,936	2,755
Total operating days for fleet(4)	6,991	4,357	2,989	2,927	2,728
Total time charter days for fleet	4,679	3,322	1,420	692	22
Total bareboat charter days for fleet	0	0	1,569	2,190	2,186
Total spot market days for fleet	2,312	1,035	0	45	520
Fleet utilization(5)	93.3%	89.8%	99.6%	99.7%	99.0%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	27,134	29,786	15,468	13,023	12,368
Vessel operating expenses(7)	8,289	11,045	4,723	2,060	1,668
General and administrative expenses(8)	2,857	5,933	7,357	6,137	5,483

(1)
Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except operating days figures and average daily results	2007	2008	2009	2010	2011
Tanker Fleet*
Revenues	$248,944	$163,995	$47,353	$39,394	$40,822
Less:
Voyage expenses	(59,253)	(34,215)	(1,118)	(1,277)	(7,076)

Time charter equivalent revenues	$189,691	$129,780	$46,235	$38,117	$33,746

Total Operating days	6,991	4,357	2,989	2,927	2,728
Average Daily Time Charter Equivalent	$27,134	$29,786	$15,468	$13,023	$12,368
* Includes a bareboat chartered-in vessel (M/T Delos) from October 2010 to October 2011.

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2009, 2010 and 2011. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

The following presentation of management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this report.

Overview

We are an international provider of seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

In 2009, we took delivery of six 50,000 dwt product / chemical tankers from SPP Shipbuilding Co., Ltd. of the Republic of Korea, or SPP: (i) in February 2009, we took delivery of the M/T Miss Marilena and M/T Lichtenstein and entered them into bareboat time-charter employment for a period of 10 years at a daily rate of $14,400 and $14,550, respectively; (ii) in March 2009, we took delivery of the M/T Ionian Wave and M/T Tyrrhenian Wave and entered them into bareboat time-charter employment for a period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate; (iii) in May 2009, we took delivery of the M/T Britto and entered it into bareboat time-charter employment for a period of ten years at a daily rate of $14,550; and (iv) in August 2009, we took delivery of the M/T Hongbo and entered it into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

In April 2009, we agreed with the owners of the M/T Relentless to terminate the bareboat charter initially entered into as part of a sale and leaseback transaction in 2005. Under this agreement, we redelivered the vessel to its owners and paid a termination fee of $2.5 million during the third quarter of 2009. The bareboat charter would have expired in 2012.

On June 24, 2009, we terminated the bareboat charters, initially entered into as part of a sale and leaseback transaction in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fees and expenses, we forfeited our right to receive the seller's credit of $10.0 million from the initial sale of the vessels, which would have been received upon the expiration of the bareboat charters, and we paid for the dry-dock of the M/T Spotless, which was completed during July 2009. The bareboat charters were set to expire in 2011. We remained the managers of the M/T Faithful until April 30, 2010, which was shortly after the expiration of its time charter, and we were reimbursed by the owners for all expenses incurred.

On July 3, 2009, we redelivered the M/T Relentless to its owners and paid the termination fee of $2.5 million as part of a termination agreement signed in April 2009 to terminate the bareboat charter initially entered into as part of a sale and leaseback transaction in 2005. In addition to the termination fee, we had undertaken to perform certain works on the vessel prior to its redelivery, which involved additional costs. From the date of the agreement until the date of redelivery, the bareboat hire had been set at $7,000 per day.  This was the last leased vessel in our fleet.

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD., or YA Global, which provided for the sale of up to $200 million worth of our common shares to YA Global. We sold 223,000 shares under the SEDA from August 2009 through October 2009, with net proceeds of approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no further shares were issued to YA Global under the SEDA.  We terminated the SEDA in May 2011.

In August 2010, in response to a Nasdaq notification received that our common stock was in violation of its minimum bid price requirements, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, which authorization shall expire at the date of our 2011 annual general meeting of shareholders. During January 2011, we regained compliance with the Nasdaq requirement due to an increase in our common stock price. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements.  On June 23, 2011 our Board of Directors determined to effect a one-for-ten reverse stock split of our common stock. The reverse stock split was effected on June 24, 2011. As a result of the reverse stock split, the number of outstanding shares decreased to 3,420,017, while the par value of our common shares remained unchanged at $0.01 per share. On July 11, 2011, Nasdaq confirmed that we regained compliance with the minimum bid price requirement of our common stock.

On October 1, 2010, we entered into a bareboat agreement to charter in the M/T Delos for five years at an average daily rate of $5,219.

On November 5, 2010, we sold M/T Dauntless for $20.1 million, resulting in a gain of $5.1 million.

On April 29, 2011, we took repossession of the M/T Ionian Wave from the previous charterer and delivered the vessel to a major charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000.  We also entered into a new time-charter with a Korean charterer for the M/V Cyclades.  The time-charter is for a period of three years at a gross rate of $20,000 per day.

On May 25, 2011, we took repossession of the M/T Tyrrhenian Wave from the previous charterer and delivered the vessel to a major charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000.

On July 26, 2011, we sold the M/V Astrale, which resulted in a loss of approximately $40 million.

On August 31, 2011, we sold the M/V Amalfi, which resulted in a loss of approximately $29.5 million.

On August 25, 2011, we entered into an equity line financing agreement in the amount of $10 million with Sovereign Holdings Inc., or Sovereign, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis.  The terms of the agreement enable us, at our discretion, to sell to Sovereign up to $10 million of our common stock in tranches, at a discount to the prevailing market price at each drawdown, for up to one year from the signing of the agreement.  The agreement also gives Sovereign registration rights, subject to a lock-up agreement covering shares drawn down pursuant to the agreement for a period of one year from each drawdown date.  On September 1 2011, we drew down $2 million under the equity line financing agreement and issued 2,566,406 common shares to Sovereign and on October 19, 2011, we drew down $5 million and issued 11,111,111 common shares to Sovereign.

On October 15, 2011, we terminated the bareboat charter for M/T Delos and redelivered the vessel to its owners. The termination agreement provides for the payment of an early termination fee of $5.75 million which is payable in five installments up to the end of 2012.

On November 1, 2011, we entered into an agreement to sell the M/V Cyclades, which resulted in a loss of approximately $40 million.

On November 21, 2011, we sold the M/T Ioannis P, which resulted in a gain of approximately $2.6 million

On December 29, 2011, we sold the M/V Pepito, which resulted in a loss of approximately $25.2 million.

On January 3, 2012, the bareboat charter party of the M/V Papillon expired and was subsequently redelivered to us. Following its redelivery, the vessel was renamed the M/V Evian.

On February 15, 2012, three of our directors, Roy Gibbs, Marios Hamboullas, and Yiannakis C. Economou resigned from our Board of Directors following a decision by the board to reduce administrative costs.  Following such resignation, our Board of Directors resolved to reduce its size from seven to four members.

As of December 31, 2011, our fleet consisted of seven owned vessels, including six Handymax tankers and one Supramax drybulk vessel, with total carrying capacity of 0.35 million dwt. As of December 31, 2010, our fleet consisted of twelve owned vessels, with total carrying capacity of 0.7 million dwt.

A.           Operating Results

Discontinued Drybulk Operations

While our focus is on the tanker sector, in 2007 we made an investment in the drybulk sector and  owned a number of drybulk carriers from 2007 to 2011 chartering them to our customers in the spot and time charter markets, which we refer to as our Drybulk Business. In 2008, we sold the drybulk vessel M/V Bertram with a dwt capacity of 73,506 to an unaffiliated party for a price of $46.5 million. In 2011, we sold four drybulk vessels, with an aggregate capacity of 273,068 dwt, to unaffiliated purchasers for an aggregate price of $98.1 million. As detailed in Note 4, Discontinued Operations, in the notes to our consolidated financial statements included elsewhere herein, we have determined, as of December 31, 2011, that our Drybulk Business should be reflected as discontinued operations and consequently we have classified our sole remaining drybulk vessel as held for sale. We have included the financial results of the Drybulk Business in discontinued operations for all periods presented and discussed under "Results of Operations." In the future, we may reinvest in the drybulk sector through the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations for both tankers and drybulk vessels consist of the following:

•           Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

•           Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

•           Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

•           Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

•           Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•           Bareboat Charter Rates. Under a bareboat charter party, all operating costs, voyage costs and cargo-related costs are covered by the charterer, who takes both the operational and the shipping market risk.

•           TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels' deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists the decision-making process.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to Central Mare, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer. During 2009, we took delivery of six newbuilding product tankers all of which are on bareboat charters for a period between seven and eight years.

As of the date of this prospectus, one of our vessels, MV Evian, is trading in the spot market. We may in the future operate additional vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Voyage Expenses

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid.

Charter Hire Expenses

Through July 3, 2009, charter hire expenses consisted of lease payments for vessels sold and leased-back during 2005 and 2006 for periods between five to seven years, which leases were terminated during 2009. In October 2010, we entered into a bareboat charter-in agreement for the M/T Delos that entailed lease payments up to September 2015 but in October 15, 2011, the Company terminated the bareboat charter for the MT Delos and redelivered the vessel to its owners.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses for vessels that we own or lease under our operating leases. We analyze vessel operating expenses on a U.S. dollar/day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the number of days the vessel is off-hire and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. Please see Note 2 of our financial statements included herein. In the case of tankers, dry-docking costs may also be affected by new rules and regulations.  Please see "Business—Environmental and Other Regulations."

Management Fees—Third Parties

These costs relate to management fees to non-related parties.

Management Fees—Related Parties

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, except for the M/T Delos, pursuant to a letter agreement concluded between Central Mare and us as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries.  We had outsourced technical management and crewing of the M/T Delos in 2010 to TMS Tankers and outsourced operational monitoring of the vessel to Central Mare, a related party, under agreements effective from October 1, 2010.  In June 1, 2011, we transferred the full management of the M/T Delos to International Ship Management, a related party, up to the date of the vessel's lease termination on October 15, 2011.

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer. For further information please see Note 5 of our financial statements included herein.

General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro. General and administrative expenses are not allocated to discontinued operations, since such expenses are not clearly identifiable as costs of our discontinued operations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the prevailing LIBOR and the relevant margin.

Since the fourth quarter of 2008, however, lenders have required provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate which in all cases is higher than LIBOR. Additionally, as part of our discussions with banks with regard to loan covenant breaches, we have agreed to increase the relevant interest margin on certain of our loans. For further information please see "—B. Liquidity and Capital Resources."

Inflation

Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel's present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price to identified tangible and intangible assets or liabilities based on their relative fair values. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized as a reduction or increase to revenue over the remaining period of the charter.

In November and December 2007 and February 2008, we acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Evian (ex Papillon / Voc Gallant), respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million. The fair value of the time charter contracts was fully amortized up to the second quarter of 2009.

During 2009, 2010 and 2011, we did not acquire any vessels with existing time charter arrangements.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	employment and operation of our tanker and drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our tanker and drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	charter rates and periods of charter hire for our tanker and drybulk vessels;

•	utilization of our tanker and drybulk vessels (earnings efficiency);

•	levels of our tanker and drybulk vessels' operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Results of operations for the fiscal years ended December 31, 2009, 2010 and 2011

The following table depicts changes in the results of tanker operations for 2011 compared to 2010 and 2010 compared to 2009. All amounts included in the statement of operations are adjusted to exclude  discontinued operations and hence include only the tanker segment of our business. The drybulk segment is categorized as discontinued operations and the net income of the segment is shown in the Net income (loss) from discontinued operations.

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09		YE11 v YE10
	($ in thousands)			$	%	$	%
Voyage Revenues	47,353	39,394	40,822	(7,959)	-16.8%	1,428	3.6%
Other Income			872	-	-	872	-
Voyage expenses	1,118	1,277	7,076	159	14.2%	5,799	454.1%
Charter hire expense	10,827	480	2,380	(10,347)	-95.6%	1,900	395.8%
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)	-	-	7,799	-100.0%	-	-
Lease termination expense	15,391	0	5,750	(15,391)	-100.0%	5,750	-
Vessel operating expenses	15,032	6,090	4,673	(8,942)	-59.5%	(1,417)	-23.3%
Dry-docking costs	4,543	10	19	(4,533)	-99.8%	9	90.0%
Depreciation	12,580	13,371	12,485	791	6.3%	(886)	-6.6%
Management fees-third parties	338	119	439	(219)	-64.8%	320	269.2%
Management fees-related parties	-	1,804	3,418	1,804	-	1,614	89.4%
General and administrative expenses	23,416	18,142	15,363	(5,274)	-22.5%	(2,779)	-15.3%
Gain on sale of vessels	-	(5,101)	(2,641)	(5,101)	-	2,460	-48.2%
Impairment on vessels	36,638		-	(36,638)	-100.0%	-	-
Expenses	112,084	36,192	48,962	(75,892)	-67.7%	12,770	35.3%
Operating income (loss)	(64,731)	3,202	(7,268)	67,933	-104.9%	(10,470)	-327.0%
Interest and finance costs	(8,450)	(10,601)	(12,386)	(2,151)	25.5%	(1,785)	16.8%
Loss on financial instruments	160	(1,772)	(375)	(1,932)	-1207.5%	1,397	-78.8%
Interest income	173	34	45	(139)	-80.3%	11	32.4%
Other, net	(183)	(54)	(81)	129	-70.5%	(27)	50.0%
Total other expenses, net	(8,300)	(12,393)	(12,797)	(4,093)	49.3%	(404)	3.3%
Net income (loss) from continuing operations	(73,031)	(9,191)	(20,065)	63,840	-87.4%	(10,874)	118.3%
Net income (loss) from discontinued operations	22,835	11,704	(169,047)	(11,131)	-48.7%	(180,751)	-1544.3%
Net income (loss)	(50,196)	2,513	(189,112)	52,709	-105.0%	(191,625)	-7624.7%

The table below presents the key measures for each of the years 2009, 2010 and 2011. Please see "Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09	YE11 v YE10
	($ in thousands)%				%
FLEET**
Total number of vessels at end of period	8.0	8.0	6.0	0.0%	-25.0%
Average number of vessels	8.7	8.1	7.7	-7.1%	-5.2%
Total operating days for fleet under spot charters	-	45	520	100.0%	1055.5%
Total operating days for fleet under time charters	1,420	692	22	-51.3%	-96.8%
Total operating days for fleet under bareboat charters	1,569	2,190	2,186	39.6%	-0.2%
Average TCE ($/day)	15,468	13,023	12,368	-15.8%	-5.0%

** Includes a bareboat chartered-in vessel (M/T Delos) from October 2010 to October 2011. Excludes drybulk fleet days and revenues as we have decided to discontinue the drybulk segment. Our only drybulk vessel as of December 31, 2011 is the M/V Evian which we have classified as held for sale.

 Year on Year Comparison of Operating Results

1. Voyage Revenues

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09		YE11 v YE10
	($ in thousands)			$	%	$	%
Revenues	47,353	39,394	40,822	(7,959)	-16.8%	1,428	3.6%

2011 vs. 2010
During 2011, tanker revenues increased by $1.4 million, or 3.6%, compared to 2010. This increase is mainly a result of  the fact that M/T Delos was employed for 9.5 months in 2011 but only for 3 months in 2010, which led to an increase in 2011 revenue of $4.5 million. Furthermore, M/T Ioannis P generated $1.4 million more revenue in 2011 mainly due to an increase in demurrage income of $1.8 million. These increases in revenue were partially offset by the absence of revenue from M/T Dauntless, which was sold in November 2010, and the application in 2011 of new reduced daily rates for M/T's UACC Sila and UACC Shams, which led to a decrease in revenue of $0.4 million and $0.4 million, respectively.

2010 vs. 2009
During 2010, tanker revenues decreased by $8 million, or 16.8%, compared to 2009. This decrease is mainly a result of our lease unwinding strategy, which was concluded in 2009 with the termination of five leases resulting in a decrease in 2010 revenue by $12.1 million. In addition, 2010 revenue was lower by $3.0 million as a result of the decrease in the bareboat charter rate of the M/T's UACC Sila and UACC Shams. These decreases in revenue were partially offset by the full employment of our newbuilding vessels, which generated $8.2 million more revenue in 2010 than in 2009.

2. Other Income

In 2011, we recognized $0.9 million of other income, relating to income from the sale of lubricants and bunkers to the new charterers of the M/T UACC Sila and M/T UACC Shams.

Expenses

1.	Voyage expenses

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09		YE11 v YE10
	($ in thousands)			$	%	$	%
Voyage Expenses	1,118	1,277	7,076	159	14.2%	$5,799	454.1%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

2011 vs. 2010
During 2011, voyage expenses increased by $5.8 million, or 454.1%, compared to 2010 mainly as a result of the employment of the M/T Ioannis P for 10 months in the spot market in 2011 compared to 1.5 months in 2010, resulting in an increase in voyage expenses of $3.6 million, and the employment of the M/T Delos for 9.5 months in the spot market in 2011 compared to 3 months in 2010, which resulted in an increase in voyage expenses of $2.0 million.

2010 vs. 2009
During 2010, voyage expenses increased by $0.2 million, or 14.2%, compared to 2009 mainly due to the fact that in the fourth quarter of 2010 the M/T Ioannis P operated in the spot market, which resulted in an increase in voyage expenses of $0.5 million. In addition, commissions on newbuilding vessels amounted to $0.3 million. These increases were partially offset by a decrease in voyage expenses as a result of the termination of the last five leases, which amounted to $0.3 million and the decrease in voyage expenses of the M/T Dauntless in an amount of $0.3 million, related to the higher commissions of its previous charter and dry-dock related expenses.

2.	Charter hire expenses

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Charter Hire	10,827	480	2,380		(10,347)	-95.6%		1,900	395.8%

2011 vs. 2010
During 2011, charter hire expenses increased by $1.9 million, or 395.8%, compared to 2010. This is due to the fact that we chartered-in the M/T Delos for 9.5 months in 2011 compared to 3 months in 2010.

2010 vs. 2009
During 2010, charter hire expenses decreased by $10.3 million, or 95.6%, compared to 2009. This is due to the termination of the last five remaining leases during 2009 that led to expenses amounting to $10.8 million in 2009 and an offsetting increase of $0.5 million due to the bareboat charter-in of the M/T Delos in the fourth quarter of 2010.

3.	Lease termination expense

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Lease Termination Expense	15,391	-	5,750		(15,391)	-100%		5,750	100.0%

2011 vs. 2010
In 2011 we terminated the bareboat charter for M/T Delos and redelivered the vessel to its owners. The termination agreement provided for the payment of an early termination fee of $5.75 million.

2010 vs. 2009
In 2010 we did not have any lease termination expenses. The $15.4 million difference is due to the fact that on June 24, 2009, we terminated the bareboat charters, initially entered into as part of the sale and leaseback transaction in 2006, and redelivered the M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fee and expenses, we also paid bareboat hire up to July 15, 2009 in the amount of $1.1 million. Furthermore, on July 3, 2009 we redelivered the M/T Relentless to its owners and paid a termination fee of $2.5 million as part of a termination agreement entered into on April 3, 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback transaction in 2005.

4.	Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Amortization of Deferred Gain on Sale and Leaseback of Vessels and Write-off of Seller's Credit	(7,799)	-	-		7,799	-100.0%		-	0,0%

2011 vs. 2010
In 2011 we had no amortization expense of deferred gain on sale and leaseback of vessels.

2010 vs. 2009
Deferred gain on sale and leaseback of vessels was fully amortized in 2009.

5.	Vessel operating expenses

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09		YE11 v YE10
	($ in thousands)			$	%	$	%
Vessel Operating Expenses	15,032	6,090	4,673	(8,942)	-59.5%	(1,417)	-23.3%

Vessel operating expenses include:

•	crew wages and related costs,

•	insurance,

•	repairs and maintenance,

•	spares and consumable stores, and

•	tonnage taxes and value added tax, or VAT.

2011 vs. 2010
During 2011, vessel operating expenses decreased by $1.4 million, or 23.3%, compared to 2010 mainly due to the following factors: (i) the M/T Dauntless was sold in November 2010, (ii) we had negative operating expenses of $0.9 million for the M/T Priceless in 2011 due to the collection of an operating expense related claim in our favor from 2008; and (iii) an operating expense related claim against us of $0.3 million in 2010 for the M/T Vanguard. This was partially offset by an increase in operating expenses of $1.9 million as a result of the employment of the M/T Delos for 9.5 months in 2011 compared to 3 months in 2010 and by a negative charge of $0.5 million of operating expenses in 2010 for the M/T Faultless resulting from the collection of an operating expense related claim in our favor from 2007.

On a daily basis, average vessel operating expenses decreased in 2011 by $1,417 per day, or 23.3%, from 2010, in line with the overall decrease in total operating expenses. Crew costs decreased by $605 per day, or 19.6%,  repairs and maintenance decreased by $51 per day, or 7.1%, and spares and consumable stores decreased by $386 per day, or 25.2%, compared to 2010. Finally, during 2011 the daily insurance cost decreased by $569 per day, or 65.2%, compared to 2010.

2010 vs. 2009
During 2010, vessel operating expenses decreased by $8.9 million, or 59.5%, compared to 2009 due to our lease unwinding strategy which was concluded in 2009 with the termination of five leases, which resulted in a decrease in 2010 operating expenses of $8.7 million.

On a daily basis, average vessel operating expenses decreased in 2010 by $2,662 per day, or 56.4%, from 2009. This decrease can be partly attributed to the termination of five leases, during 2009, which lead to an overall decrease in operating expenses during 2010. In addition, the six newbuilding vessels added to our fleet during 2009 were chartered under bareboat charters and therefore had no effect on our operating expenses despite the fact that they increased the number of our vessel operating days in both 2009 and 2010, but more so during 2010. Crew costs decreased by $1,233 per day, or 54.1%,  repairs and maintenance decreased by $652 per day, or 73%, and spares and consumable stores decreased by $490 per day, or 48.6%, compared to 2009. Finally, during 2010 the daily insurance cost decreased by $284 per day, or 49% compared to 2009.

6.	Dry-docking costs

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Dry-docking Costs	4,543	10	19		(4,533)	-99.8%		9	90.0%

During 2011 and 2010, none of our tanker vessels underwent any dry-docking.

7.	Vessel depreciation

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Vessel Depreciation	12,580	13,371	12,485		791	6.3%		(886)	-6.6%

2011 vs. 2010
During 2011, vessel depreciation decreased by $0.9 million, or 6.6%, compared to 2010. This is due to the sale of the M/T Ioannis P. in November 2011, which decreased depreciation expense by $0.2 million and the sale of the M/T Dauntless in 2010, which resulted in a reduced depreciation expense for 2011 of $0.7 million.

2010 vs. 2009
During 2010, vessel depreciation increased by $0.8 million, or 6.3%, compared to 2009. This is due to the full employment of all our newbuilding vessels in 2010 that increased our depreciation expenses by $3.3 million, and an offsetting decrease of $2.3 million related to the recognition of an impairment charge for the M/T Dauntless and the M/T Ioannis P in 2009 that decreased the depreciable value of the vessels by a total of $36.6 million and another minor offsetting decrease of $0.2 million related to the sale of the M/T Dauntless in the fourth quarter of 2010.

8.	Management fees—third parties

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Management fees—third parties	338	119	439		(219)	-64.8%		320	269.2%

2011 vs. 2010
During 2011, sub-manager fees increased by $0.3 million, or 269.2%, compared to 2010 due to the reclassification in 2011 of TMS Tankers, the sub-manager of the M/T Delos until June 1, 2011 as an unrelated party manager, while in 2010 TMS Tankers was considered a related party.

2010 vs. 2009
During 2010, sub-managers fees decreased by $0.2 million, or 64.8%, compared to 2009 due to the fact that from July 1, 2010 onwards our fleet was being managed by Central Mare. See below under "Management fees for related parties."

9.	Management fees—related parties

In 2010, our Management fees for related parties included management fees paid to Central Mare and TMS Tankers. In 2011, TMS Tankers was reclassified as an unrelated party due to a decrease in the percentage of shares of our common stock held by affiliates of TMS Tankers. Fees paid to TMS Tankers were not included in Management fees—related parties, while fees paid to International Ship Management for the management of the M/T Delos are included in Management Fees—related parties. Please see Note 5 of our financial statements included herein.

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Management fees—related parties	-	1,804	3,418		1,804	100%		1,614	89.4%

2011 vs. 2010
During 2011, our Management fees for related parties increased by $1.6 million or 89.4% compared to 2010 mainly due to the fact that our tanker vessels were under Central Mares' management for the whole year in 2011 as opposed to six months in 2010, resulting in an increase of $1.91 million for 2011, offset by a decrease of $0.2 million due to the sale of the M/T Dauntless in late 2010 and a decrease of $0.1 million due to the reclassification of TMS Tanker as an unrelated party sub-manager.

2010 vs. 2009
Except as set forth below, since July 1, 2010, our vessels have been managed by Central Mare, a related party controlled by the family of our Chief Executive Officer. Pursuant to a letter agreement concluded between Central Mare and us as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, Central Mare has been providing technical and commercial management for our vessels and has also been acting as our charter, sales and purchase broker. On October 1, 2010, we entered into a management agreement with TMS Tankers, a related party then, for the technical management and crewing of the M/T Delos. Commercial management of the vessel was contracted to Central Mare as of that date. In 2010 all fees payable to Central Mare and TMS Tankers under these management agreements amounted to $2.9 million and $0.1 million, respectively. Please see "Related Party Transactions—Central Mare Letter Agreement Management Agreements and Other Agreements" for further details.

10.	General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer. For further information, please see Note 5 of our financial statements included herein.

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09		YE11 v YE10
	($ in thousands)			$	%	$	%
Consolidated General and Administrative Expenses	23,416	18,142	15,363	(5,274)	-22.5%	(2,779)	-15.3%

2011 vs. 2010
During 2011, our general and administrative expenses decreased by $2.8 million, or 15.3%, compared to 2010. This decrease is mainly due to a reduction in manager and employee related expenses of $1.4 million as a result of our management's effort to contain costs. Also, during 2011, rent expense decreased by $1.1 million and stock-based compensation expense decreased by $0.6 million, mainly due to the difference in grant date fair value of awards granted to our senior management and directors. Additionally, bonuses decreased by $0.4 million, other general and administrative expenses decreased by $0.3 million, utilities and repairs decreased by $0.2 million and telecommunication and IT related expenses decreased by $0.1 and $0.1 million, respectively. These decreases were offset by increased expenses for legal and consulting fees by $0.6 million, travelling expenses by $0.6 million and depreciation of other fixed assets (non-vessels) by $0.3 million, due to the acceleration of leasehold improvements depreciation in the Athens office (see Management's Discussion And Analysis Of Financial Condition And Results Of Operations—Tabular Disclosure of Contractual Obligations—Operating Leases).

2010 vs. 2009
During 2010, our general and administrative expenses decreased by $5.3 million, or 22.5%, compared to 2009. This decrease is mainly due to a reduction in manager and employee related expenses by $2.3 million as a result of the contracting of operational, technical and commercial functions to Central Mare from July 1, 2010 that led to a more cost effective operating structure and reduced overhead expenses. Also, during 2010, stock-based compensation expense decreased by $1.4 million, mainly due to the difference in grant date fair value of awards granted to our senior management and directors. Additionally, bonuses decreased by $0.8 million, legal and consulting fees decreased by $0.6 million, audit expenses decreased by $0.4 million, travelling expenses decreased by $0.2 million and Nasdaq related fees and expenses decreased by $0.1 million.

11.	Gain on sale of vessels

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Gain on Sale of Vessels	-	(5,101)	(2,641)		(5,101)	-100.0%		2,460	-48.2%

During 2011, we recognized a gain of $2.6 million from the sale of the M/T Ioannis P.

During 2010, we recognized a gain of $5.1 million from the sale of the M/T Dauntless.

During 2009, we did not sell any tanker vessels.

12.	Interest and Finance Costs

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Interest and finance costs	(8,450)	(10,601)	(12,386)		(2,151)	25.5%		(1,785)	16.8%

2011 vs. 2010
During 2011, interest and finance costs increased by $1.8 million, or 16.8% compared to 2010. The increase is mainly due to an increase of $2.5 million in amortization of the debt discount relating to convertible loans, since in 2011 we recognized the largest portion of the $5.8 million debt discount of the Santa Lucia and Laurasia facilities. This was offset by a $0.3 million decrease in amortization of finance fees, a $0.2 million decrease in interest expense mainly due to the reduction of debt outstanding due to the sale of five of our vessels in 2011 and a $0.1 million reduction in other financing costs.

2010 vs. 2009
During 2010, interest and finance costs increased by $2.2 million, or 25.5% compared to 2009. The increase is mainly due to an increase of $1.5 million in amortization of the debt discount relating to convertible loans. The debt discount represents the portion of debt that is convertible into equity where the conversion price per share is less than the market value of the common stock at the commitment date. For further information, please see Note 11 of our financial statements included herein. Furthermore, we had an increase of $1.2 million in loan interest expenses relating to the financing of the newbuilding vessels that were delivered in the first half of 2009. This was offset by a $0.4 million reduction in other financing costs, due to the fact that in 2010 we recognized FX gains from loans denominated in Euros that were reclassed to other financing costs, and a $0.1 million decrease in amortization of finance fees.

13.	Net income (loss) from discontinued operations

As of December 31, 2011, we have classified our last drybulk vessel as held for sale and determined to discontinue our drybulk operations. Please refer to "—Discontinued Drybulk Operations" for more information on our discontinued operations.

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09		YE11 v YE10
	($ in thousands)			$	%	$	%
Net income (loss) from discontinued operations	22,835	11,704	(169,047)	(11,131)	-48.7%	(180,751)	-1544.3%

2011 vs. 2010
During 2011, net income from discontinued operations decreased by $180.8 million, or 1544.3%, compared to 2010.

2010 vs. 2009
During 2010, net income from discontinued operations decreased by $11.1 million, or 48.7%, compared to 2009.

14.	Gain / (loss) on financial instruments

	Year Ended December 31,			Change
	2009	2010	2011	YE10 v YE09			YE11 v YE10
	($ in thousands)			$		%	$		%
Gain / (loss) on Financial Instruments	160	(1,772)	(375)		(1,932)	-1207.5%		1,397	-78.8%

2011 vs. 2010
During 2011, fair value gain on financial instruments decreased by $1.4 million, or 78.8% compared to 2010 mainly due to the increase in swap payments of $1.4 million due to the decrease in LIBOR rates.

2010 vs. 2009
During 2010, fair value loss on financial instruments decreased by $1.9 million, due to the improvement in expectations for future LIBOR rates that had a positive effect on our swap valuations and the decrease in overall notional exposure as one RBS swap matured that amounted to $1.7 million as well as a decrease in swap payments of $0.2 million due to a slight improvement of LIBOR rates. Please see "—Quantitative and Qualitative Disclosures about Market Risk."

B.           Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

During 2011, we raised $7.0 million of equity capital through a Common Stock Purchase Agreement entered into with Sovereign Holdings Inc., a company controlled by our Chief Executive Officer in order to meet the urgent short-term liquidity needs of the Company, especially debt service obligations (see "Related Party Transactions").

As of December 31, 2011, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $193.7 million, which after excluding unamortized financing fees of $2.7 million and unamortized debt discount of $0.4 million, amounts to $196.8 million, maturing from 2012 through 2019.

As of December 31, 2011, our cash balances amounted to $11.5 million, all of which is classified as restricted cash. Of this amount, $9.7 million is inaccessible to the Company as a result of being pledged, blocked or held as cash collateral. The remaining $1.8 million is restricted solely as a result of our overall cash position not meeting the targets set by the loan covenants and we are permitted to use these funds for working capital purposes.

Breach of Loan Covenants

As of December 31, 2011, we were in breach of loan covenants relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth, asset cover and book equity with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all our bank facilities, we were in breach of all of our loan facilities and have classified all of our debt and financial instruments as current, as discussed in Note 11 to our consolidated financial statements included herein. See also below under "Working Capital Requirements and Sources of Capital."

A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, the lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred.

As of the date of this prospectus, our payments of loan installments and interest are current with all our lenders. We expect that the lenders will not demand payment of the loans before their maturity, provided that we continue to pay loan installments and accumulated or accrued interest as they fall due.

 For details of credit facilities as of December 31, 2011 and discussion regarding waivers see "—Tabular Disclosure of Contractual Obligations—Debt Facilities."

Working Capital Requirements and Sources of Capital

As of December 31, 2011, we had a working capital deficit (current assets less current liabilities) of $204.8 million assuming acceleration of our debt and financial instruments by our lenders. This working capital deficit consisted of the following (figures in millions):

Total current assets	14.9
Current portion of debt	193.7
Other current liabilities	17.5
Current portion of financial instruments	8.5
Total current liabilities (assuming acceleration of our debt and financial instruments by our lenders)	219.7
Working capital deficit	(204.8)
Add other capital requirements for the coming 12 months:
Operating lease termination payments	5.7
Payments under management agreements	2.5
Less:
Restricted cash	(11.5)
Cash shortfall (Working capital deficit plus other capital requirements assuming acceleration of our debt and financial instruments by our lenders less restricted cash to be used against debt repayment )	(208.1)

We do not believe that our lenders will demand payment of the loans before their respective maturity dates as a result of our covenant breaches. Under this assumption, our material capital requirements in the coming 12 months are expected to be as follows (figures in millions):

Scheduled debt repayments (as of December 31, 2011)	$23.5
Interest payments (debt and swaps)	$11.3
Lease termination payments	$5.7
Payments under management agreements	$2.5
Total material capital requirements:	$43.0

Our operating cash flow for 2012 is expected to decrease compared to 2011 as a result of the reduction in the size of our fleet. Specifically, during the second half of 2011, we sold four dry bulk vessels and one product tanker and terminated the bareboat charter of the M/T Delos. In addition, in the beginning of 2012, the M/V Evian (ex Papillon / Voc Gallant) was redelivered from its bareboat charterers and entered the spot market at a time when charter rates were significantly lower from the rate it was earning under its previous employment.

Based on our cash flow projections for 2012, cash provided by operating activities will not be sufficient to cover scheduled debt repayments as of December 31, 2011. As of the date of this prospectus we are current in our debt and interest payments.

We intend to take certain actions during 2012 in an effort to improve our liquidity.  Such actions may include the reduction of expenses; negotiations to defer part of our debt repayments or other expenses, such as management fees or lease termination payments, into future years or to release restricted funds; drawing down funds from existing equity lines, including under our equity line with Sovereign; equity or debt offerings; or asset sales.  We cannot assure you that we will successfully complete any of these actions or that our liquidity will improve as a result of our efforts.

   Cash Flow Information

Unrestricted cash and cash equivalents were $0.0 as of December 31, 2010 and December 31, 2011. All of our cash is restricted due to minimum liquidity covenant requirements.

NET CASH USED IN OPERATING ACTIVITIES. Net cash used in operating activities decreased by $19.8 million, or 55.7%, for 2011 to $15.8 million, compared to $35.6 million for 2010. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on financial instruments.

Non-cash adjustments to reconcile net loss to net cash used in operating activities for the year ended December 31, 2011 totaled $209 million. This consisted mainly of the following adjustments: $115 million of impairment losses; $62.5 million of loss on sale of vessels; $27 million of depreciation expenses; $6.2 million of amortization of deferred finance fees and debt discount and $1.4 million relating to share-based compensation. These adjustments were partially offset by a $2.8 million gain from the valuation of financial instruments and $0.3 million translation gain of foreign currency denominated loan. The cash outflow from operations resulted mainly from a $3.2 million increase in  current assets and a $0.9 million decrease in current liabilities.

Non-cash adjustments to reconcile net loss to net cash used in operating activities for the year ended December 31, 2010 totaled $33 million. This consisted mainly of the following adjustments: $34 million of depreciation expenses; $3.4 million of amortization of deferred finance fees and debt discount and $2 million relating to share-based compensation. These adjustments were partially offset by $5.1 million of loss on sale of vessels; $0.9 million gain from the valuation of financial instruments; $0.2 million provision for doubtful receivables and $0.2 million translation gain of foreign currency denominated loan. The cash outflow from operations resulted mainly from a $1.6 million increase in  current assets, which was partially offset by a $1.3 million increase in current liabilities.

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES. Net cash provided by investing activities during 2011 was $124.9 million, consisting primarily of $118.2 million collected from the sale of M/V's Amalfi, Astrale, Cyclades, Pepito and M/T Ioannis P, $6.2 million from a decrease in restricted cash and $0.9 million that we collected from the settlement of insurance claims in our favor.

In 2010 net cash provided by investing activities was $25.7 million, consisting primarily of $19.4 million collected from the sale of the M/T Dauntless, $4.6 million from a decrease in restricted cash and $1.3 million that we collected from the settlement of insurance claims in our favor.

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES. Net cash used in financing activities for 2011 was $141 million, consisting primarily of $27.6 million of scheduled debt repayments, $124.0 million of debt prepayments relating to the sale of M/Vs Amalfi, Astrale, Cyclades, Pepito and the M/T Ioannis P. This cash outflow was offset by proceeds from the sale of stock via the Sovereign transaction (see "Related Party Transactions"), that net of issuance costs amounted to $6.8 million and $4.8 million of proceeds from bridge loans (the Laurasia Trading, Shipping Financial Services and Central Mare loans, as described under "—Tabular Disclosure of Contractual Obligations—Debt Facilities").

In 2010 net cash used in financing activities was $61.5 million, consisting primarily of $40.7 million of scheduled debt repayments, $24.0 million of debt prepayments relating to the sale of the M/T Dauntless (for $19.5 million) as well as the restructuring of the DVB bridge loan facility and an offsetting cash inflow of $4 million from new bridge loans (Laurasia Trading and Santa Lucia Holdings).

C.           Research and Development, Patents and Licenses, Etc.

Not applicable.

D.           Trend Information

For industry trends, refer to industry disclosure under "Business."  For company-specific trends, refer to "—Operating Results."

E.           Off-Balance Sheet Arrangements

None.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2011, in millions of dollars:

		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years

(1) (i) Long term debt A	$196.8	$196.8	$0.0	$0.0	$0.0
(ii) Interest B	$11.3	$11.3	$0.0	$0.0	$0.0
(2) Operating leases C	$1.3	$0.7	$0.2	$0.2	$0.2
(3) Termination fee for M/T Delos D	$5.7	$5.7	$0.0	$0.0	$0.0
(4) Vessel Management Fees to Central Mare Inc E	$6.6	$1.8	$3.8	$1.0	$0.0
(5) Other Management Fees to Central Mare Inc F	$2.5	$0.7	$1.4	$0.4	$0.0
Total	$224.2	$217.0	$5.4	$1.6	$0.2

A.
Relates to the outstanding balance as of December 31, 2011, consisting of 1(b)(i) $19.9 million, 1(b)(ii)$87.3 million, 1(c)(ii) $53.4 million, 1(d)(i) $29.4 million, 1(f)(i) $4.0 million, 1(h)(i) $0.5 million, 1(i)(i) $2.3 million, as described below. Outstanding balances of Euro denominated loans are converted to U.S. Dollars based on the U.S. Dollar/Euro exchange rate as of December 31, 2011.

B.
Interest payments are calculated using our average going interest rate of 5.76% as of December 31, 2011, which takes into account additional interest expense from interest rate swaps, applied on the amortized debt as presented in the table above.

C.	Relates to the minimum rentals payable for the office space.
D.	Relates to the termination fee payable to the owners of the M/T Delos.
E.
Relates to our obligation for fees per vessel per day or per annum for seven of our vessels under our management contracts with Central Mare. These fees cover the provision of technical and commercial management, insurance services, information-system related services and services in connection with compliance to the Section 404 of the Sarbanes-Oxley Act of 2002. We have assumed no changes in the number of vessels, an annual increase of 3% as provided by the relative agreements and no changes in the U.S. dollar to Euro exchange rate (assumed at 1.2938 USD/Euro). Each agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice.  For further information, see Note 5 to our financial statements included herein.

F.
Relates to our obligation for fees of Euro 0.5 million (approximately $0.65 million) per year under our amended Letter Agreement with Central Mare for the cost of providing accounting and reporting services to our company. This fee is adjusted upwards 3% per annum. The agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice. For further information, see Note 5 to our financial statements included herein.

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2011. Note that the entire amount of debt shown below has been classified as Less than 1 year in the contractual obligations table to be consistent with the classification of the debt as a current liability within our consolidated financial statements. The debt is classified as a current liability as the debt may be called for payment by the lender at any time.

Supplementary Loan Repayment Schedule (in millions of U.S. Dollars)

Year:	2012	2013	2014	2015	2016	2017	2018	2019
HSH USD Drybulk Facility	2.0	2.0	2.0	13.9
HSH USD Tanker Facility	7.2	7.2	7.6	7.8	7.8	7.8	7.8	34.2
DVB USD Tanker Facility	5.1	5.1	5.1	4.4	3.7	3.7	3.7	22.5
Alpha Bank USD Facility	2.4	2.4	2.4	2.4	2.4	2.4	2.4	12.6
Laurasia Trading Ltd USD Facilities	4.0
Shipping Financial Services Inc EURO Facility	0.5
Central Mare Inc EURO Facility	2.3
Total	23.5	16.7	17.1	28.5	13.9	13.9	13.9	69.3

Note: Euro denominated loans are denominated in U.S. dollars using the U.S. Dollar/Euro exchange rate of 1.2938 as of December 31, 2011. For more information, please see "—Tabular Disclosure of Contractual Obligations—Debt Facilities."

(1) Debt Facilities:

(a) RBS Revolving Credit Facility:

Following the sale of the M/T Ioannis P in November 2011, the facility was repaid in full.

(b) HSH Credit Facilities:

(i) Loan of an initial amount of $95.0 million: On November 8, 2007, we entered into a $95.0 million secured term loan facility with HSH Nordbank AG, or HSH, to partially finance the acquisition of the M/V Bertram, M/V Amalfi and M/V Evian (ex Voc Gallant/Papillon). We sold the M/V Bertram in April 2008 and the M/V Amalfi in August 2011. As of December 31, 2011, $19.9 million remained outstanding under the facility.

M/V Evian (ex Papillon/Voc Gallant): On February 1, 2008, we drew down $33.2 million on our $95.0 million secured term loan with HSH to purchase the M/V Evian. As of December 31, 2011, our outstanding debt under the loan totaled $19.9 million, payable in 13 consecutive quarterly installments of approximately $0.50 million, starting in February 2012 and a balloon payment of $13.4 million payable together with the last installment in February 2015.

The credit facility bears interest at LIBOR plus a margin. Until March 27, 2008, the margin was 100 basis points. From March 28, 2008 until March 24, 2009, the margin was adjusted to 135 basis points as a result of the waiver received for our breach of the EBITDA covenant during 2008. According to amendment  no. 1 dated May, 11, 2009, the margin was set at 250 basis points per annum from March 24, 2009 to March 31, 2010 and, thereafter, 100 basis points per annum while the applicable vessels were under acceptable time charter party agreements for a period of at least 12 months, otherwise 125 basis points per annum. Since April 1, 2011, the credit facility bears interest at LIBOR plus 312.5 basis points per annum (a margin of 112.5 basis points plus a default rate of 200 basis points due to covenant breaches).

The facility contains, among other things, various financial covenants, including (i) at any time after March 31, 2010, an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. Under the initial loan agreement, the minimum required percentage was set at 130% for the first four years up to November 2011 and 135% thereafter until maturity, (ii) market value adjusted net worth was required to be greater than or equal to $125.0 million up to March 31, 2010 and $250.0 million thereafter and greater than or equal to 15% of total assets up to March 31, 2010, and 35% of total assets, thereafter, (iii) beginning on March 31, 2010 and at all times thereafter, EBITDA required to be greater than 120% of fixed charges, and (iv) minimum liquid funds of $25.0 million until March 31, 2010 inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25.0 million or $0.5 million per vessel that is directly or indirectly owned or bareboat chartered in and/or leased back by Top Ships Inc.

 (ii) Loan of an initial amount of $121.3 million: On October 1, 2008, we entered into a $121.3 million secured term loan facility with HSH to partially finance the construction costs of the newbuilding product tankers M/T Miss Marilena, M/T UACC Shams (ex Tyrrhenian Wave) and M/T Britto. As of December 31, 2011, we had a secured term loan outstanding of $87.3 million.

M/T Miss Marilena: From October 2008 to February 2009, we drew down a total of $40.1 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Miss Marilena. As of December 31, 2011, the outstanding debt under the loan totaled $33.2 million, payable in 29 consecutive quarterly installments, as follows: (i) nine installments of $0.70 million starting in February 2012; (ii) 20 installments of $0.75 million; and (iii) a balloon payment of $11.9 million payable together with the last installment in February 2019.

M/T UACC Shams (ex Tyrrhenian Wave): From October 2008 until March 2009, we drew down a total of $29.3 million on our $121.3 million secured term loan facility with HSH to purchase the M/T UACC Shams. As of December 31, 2011, our outstanding debt under the loan totaled $24.3 million, payable in 29 consecutive quarterly installments, as follows: (i) 9 installments of $0.51 million, starting in March, 2012; (ii) 20 installments of 0.54 million; and (iii) a balloon payment of $8.9 million payable together with the last installment in March 2019.

M/T Britto:  From October 2008 until May 2009, we drew down a total of $35.2 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Britto.  As of December 31, 2011, our outstanding debt under the loan totaled $29.8 million, payable in 30 consecutive quarterly installments, as follows: (i) 10 installments of $0.61 million, starting in February 2012; (ii) 20 installments of $0.65 million; and (iii) a balloon payment of $10.7 million payable together with the last installment in May 2019.

The credit facility bears interest at LIBOR plus a margin. According to the original loan agreement the margin was set at 175 basis points. Pursuant to an amendment to the loan agreement dated May 11, 2009, the margin was adjusted to 200 basis points over LIBOR where it has remained through to March 31, 2011. Since April 1, 2011, the margin has been 375 basis points, which is inclusive of a default rate of 200 points due to covenant breaches.

The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. The facility also contains various financial covenants, including (i) an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 120% prior to October 1, 2012 and 125% thereafter of our outstanding loan plus the cost of terminating any interest rate swaps into which we may enter; (ii) an adjusted net worth restriction whereby we are required to maintain an adjusted net worth that is greater than or equal to $125.0 million until March 31, 2010, $250.0 million thereafter and is at least equal to 15% of our total assets until March 31 2010, and 35% of our total assets thereafter; (iii) an EBITDA restriction that on or after March 31, 2010 requires our EBITDA to be greater than 120% of our fixed charges; and (iv) a minimum liquid funds restriction whereby we are required to maintain cash in hand or short-term investments that equal, at a minimum, the greater of $25.0 million and $0.5 million per vessel directly or indirectly owned by or bareboat chartered or leased back to us.

The HSH credit facilities require that the mortgaged vessels be managed by a company that is acceptable to HSH. In addition, both facilities prohibit the borrowers, which are our subsidiaries, from (i) declaring or paying any dividends or making any distributions to us in excess of 70% of their net annual income and (ii) paying dividends or making other distribution of their stock (other than distributions under our stock incentive plan) to us when the ratio of our EBITDA to fixed charges is less than 120% or the fair market value of the mortgaged vessels is less than 140% of the outstanding loan and the cost of terminating any interest rate swap agreement into which such borrowing subsidiaries of ours may enter. The facilities also do not permit any distribution of capital or assets and permit investments relating to any share buy-back or similar actions only up to an amount of $5.0 million. In the case of the sale of vessels financed by HSH, 100% of the sale proceeds following the debt repayment are to be applied towards full covenant compliance; in the case of the sale of vessels not financed by HSH, following the debt repayment, HSH is to be allocated an amount of the remaining sale proceeds equal to the proportion of total HSH outstanding loans over our total indebtedness; and in the case of a successful equity offering, HSH is to be allocated an amount (on the basis of 50% of the offering proceeds) equal to the proportion of total HSH outstanding loans over our consolidated indebtedness. Our cash deposits, in addition to the pledged amounts, are required to be at least equal to $3 million (a minimum of $0.75 million per vessel). Finally, the facilities contain a cross-default provision and are cross collateralized.

Covenant Breaches and Waivers: As of December 31, 2011, we were not in compliance with the asset maintenance, EBITDA, adjusted net worth or minimum liquid funds covenants. Both of our HSH facilities provide that a default rate of 200 basis points per annum on top of the initially agreed upon margin may apply for as long as there is an event of default such as a covenant breach. Since April 1, 2011, HSH has been charging the Company with a default rate of 2% on top of margin, in respect of covenant breaches. As of the date of this prospectus we are in discussions with HSH to resolve the covenant breaches and avoid being charged the default rate.

As of December 31, 2011, we had three interest rate swaps with HSH. For a full description of our interest rate swap agreements, see "—Quantitative and Qualitative Disclosures about Market Risk."

(c) DVB Credit Facilities:

(i) M/V Astrale: In April 2008, we drew down the entire $48.0 million available pursuant to our loan agreement dated April 24, 2008 with DVB Bank America N.V., or DVB, to partially finance the acquisition cost of the drybulk vessel M/V Astrale. Following the sale of the vessel in July 2011, the facility was repaid in full.

(ii) Loan of an initial amount of $80.0 million: On October 6, 2008, we entered into a loan agreement with DVB for $80.0 million (as amended by letters dated January 15, 2009, March 18, 2009 and July 31, 2009 and amended and restated by an amendment and restatement agreement dated December 1, 2010) to partially finance the construction cost of the newbuilding product tankers M/T UACC Sila (ex Ionian Wave) and M/T Hongbo, both of which were delivered in 2009. As of December 31, 2011, we had a secured term loan outstanding of $53.3 million.

M/T UACC Sila: From October 2008 until March 2009, we drew down a total of $33.8 million on our $80.0 million DVB loan agreement to purchase the M/T UACC Sila.  As of December 31, 2011, our outstanding debt on this vessel was $21.6 million, payable in 30 equal consecutive quarterly installments of $0.4 million, starting in March 2012, and a balloon payment of $9.6 million payable together with the last installment in June 2019.

M/T Hongbo: From October 2008 until July 2009, we drew down a total of $27.0 million on our $80.0 million DVB loan agreement to purchase the M/T Hongbo. As of December 31, 2011, our outstanding debt on this sum totaled $26.8 million, payable in 30 equal consecutive quarterly installments of $0.5 million, starting in March 2012, and a balloon payment of $11.0 million payable together with the last installment in June 2019.

Amended Top Up Loan: On July 31, 2009, we amended our $80.0 million  loan agreement with DVB in order to draw down $12.5 million to finance the delivery of the M/T Hongbo, or the Top Up Loan.  That amount was due to be repaid on July 30, 2010. On December 1, 2010, we amended our $80.0 million loan agreement with DVB and agreed to repay part of the Top Up Loan and reschedule part of it so that it becomes an amortizing loan, or the Amended Top Up Loan. As of December 31, 2011, the amount outstanding under the Amended Top Up Loan totaled $4.9 million, repayable in 14 quarterly consecutive installments of $0.35 million, starting from March 2012. We are in discussions with DVB in order to cancel 1,251,240 of our common shares that had been issued to Hongbo Shipping Company Limited and pledged to DVB as security at the drawdown of the Top Up Loan.

The portion of the credit facility relating to the Amended Top Up Loan and the M/T UACC Sila, bear interest at LIBOR plus a margin of 225 basis points per annum. The portion of the credit facility relating to the M/T Hongbo bears interest at LIBOR plus a margin of 155 basis points per annum. The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. DVB has accordingly been applying the cost of funds determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR.

The facility contains, among other things, various financial covenants, including (i) a minimum required security cover restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years up to August 2014 and 125% thereafter of the outstanding loan (excluding the amount relating to the Amended Top Up Loan) and the fair value of the outstanding swaps; (ii) a net asset value restriction whereby our net asset value is required to be greater than $225.0 million, calculated on an annual basis, which was amended to $0 up to December 31, 2010; (iii) book equity required to be greater than $180.0 million; (iv) minimum cash balances of $2.5 million unencumbered up to December 31, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations), which was amended to 1.0 times up to December 31, 2010.

In addition, the facility prohibits the borrowers, which are our subsidiaries, from declaring or paying any dividends or returning any capital to their equity holder without DVB's consent, and require that the mortgaged vessels be managed by a company acceptable to DVB. Finally, we are not allowed to appoint any Chief Executive Officer other than Mr. Evangelos Pistiolis without the prior written consent of DVB.

The facility includes a cross-default and cross-acceleration provision to agreements evidencing indebtedness in excess of $2.5 million.

Covenant Breaches and Waivers: As of December 31, 2011, we were not in compliance with net asset value, book equity and  minimum cash balance covenants. As of the date of this prospectus, we are in discussions with DVB to resolve the covenant breaches. As of December 31, 2011, we had one interest rate swap with DVB that expired in March 2012. We have also agreed to enter into an interest rate swap agreement with DVB for a minimum period of three years within a period of six months after the delivery advance drawdown date of the M/T Hongbo (up to January 2010). As of the date of this prospectus, we have not yet entered into such an agreement.  For a full description of our interest rate swap agreements, see "—Quantitative and Qualitative Disclosures about Market Risk."

(d) Alpha Bank Credit Facilities:

(i) M/V Cyclades: On December 17, 2007, we entered into a $48.0 million loan agreement with Alpha Bank A.E., or Alpha, and drew down the entire amount available thereunder on the same date to partially finance the acquisition cost of the drybulk vessel M/V Cyclades. Following the sale of the vessel in November 2011, the facility was repaid in full.

(ii) M/T Lichtenstein: On August 18, 2008, we entered into a $39.0 million loan agreement with Alpha and drew down the entire amount available thereunder from August 2008 through February 2009 to partially finance the construction cost of the newbuilding M/T Lichtenstein.  As of December 31, 2011, the outstanding amount was $29.4 million, payable in 29 equal consecutive quarterly installments of $0.6 million, starting in February 2012 and a balloon payment of $12.0 million payable together with the last installment in February 2019.

The credit facility bears interest at LIBOR plus a margin of 165 basis points per annum. Under the first supplemental agreement of the loan, dated April 3, 2009, the margin was set at 225 basis points over LIBOR and under the third supplemental agreement of the loan, dated November 25, 2009, on October 26, 2009, the margin was set at 300 basis points over LIBOR until March 31, 2010 and 225 basis points over LIBOR thereafter. As of the date of this prospectus, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: (i) an asset maintenance requirement whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan; (ii) a market value adjusted net worth requirement whereby our adjusted net worth is required to be greater than or equal to $250.0 million; (iii) a book equity requirement whereby our total assets less our consolidated debt is required to be greater than $100.0 million; and (iv) minimum cash balances of $25.0 million.

The facility contains a cross-default and cross-acceleration provision to any agreement evidencing indebtedness.

Covenant Breaches and Waivers: As of December 31, 2011, we were not in compliance with the asset maintenance, adjusted net worth, book equity and minimum liquidity covenants. Pursuant to an amendment to the loan agreement dated October 14, 2011, the covenant breaches relating to asset maintenance, adjusted net worth and minimum liquidity covenants were waived until February 28, 2012. As of the date of this prospectus, we are in discussions with Alpha in relation to covenants.

 (e) Emporiki Credit Facility

On March 5, 2008, we entered into a $50.0 million loan agreement with Emporiki Bank of Greece S.A., or Emporiki, to partially finance the acquisition cost of the drybulk vessel M/T Pepito.  Following the sale of the vessel in December 2011, the facility was repaid in full.

As of December 31, 2011, we had one interest rate swap with Emporiki Bank. For a full description of our interest rate swap agreements, see "—Quantitative and Qualitative Disclosures about Market Risk."

 (f) Laurasia Trading Ltd Credit Facility

(i) Bridge Loan Facility dated August 6, 2010: On August 6, 2010, we entered into an unsecured bridge loan financing facility for $2.0 million with Laurasia Trading Ltd, or Laurasia, an unrelated party. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. The loan was due to be repaid by August 17, 2011 in cash or shares or in combination as demanded by the lender.  Interest and fees in connection with the facility will be payable in cash at the same date. In case full or partial repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date, divided by $4.00. The loan bears interest at a rate of 600 basis points per annum. A full repayment of the full facility amount in shares would result in a transfer of 0.5 million shares to Laurasia. Such a transfer would require the amendment of anti-takeover provisions of our Stockholders Rights Agreement by our Board of Directors to permit Laurasia to hold shares in excess of 15% of our total number of outstanding shares.

Since our stock price was above the debt conversion price of $4.00 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with the Financial Accounting Standards Board's, or FASB's, Codifications topic 470-20 "Debt with Conversion and Other Options," we have calculated the value of the beneficial conversion feature to be $2.0 million at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital.

On February 15, 2011, we entered into an amendment of the initial facility providing for a new repayment date of February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On January 20, 2012, we entered into an amendment to the facility providing for a new repayment date of August 15, 2012 and a new interest rate of 800 basis points per annum, with no other change to the terms of the debt or the conversion feature,

(ii) Bridge Loan Facility dated February 15, 2011: On February 15, 2011, we also entered into a unsecured bridge loan facility for $2.0 million with Laurasia. We had undertaken to repay the loan by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be payable in cash at the same date. In case full or partial repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $4.00. The loan bears interest at a rate of 800 basis points per annum. A full repayment of the full facility amount in shares would result in a transfer of 0.5 million shares to Laurasia. Such a transfer would require the amendment of anti-takeover provisions of our Stockholders Rights Agreement by our Board of Directors to permit Laurasia to hold shares in excess of 15% of our total number of outstanding shares.

Since our stock price was above the debt conversion price of $4.00 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with the Financial Accounting Standards Board's, or FASB's, Codifications topic 470-20 "Debt with Conversion and Other Options," we have calculated the value of the beneficial conversion feature to be $2.0 million at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital.

On January 20, 2012, we entered into an amendment to the facility providing for a new payment date of August 15, 2012, with no other change to the terms of the debt or the conversion feature.

The total interest expense related to the Laurasia bridge loans in our Consolidated Statement of Operations for the year ended December 31, 2011 was $3.1 million of which $2.8 million is non-cash amortization of the debt discount and $0.3 million is the contractual interest. As of December 31, 2011, the unamortized debt discount was $0.4 million.

As of December 31, 2011, the outstanding amount under the Laurasia bridge loans was $4.0 million.

Both Laurasia credit facilities include cross-default and cross-acceleration provisions to any agreement evidencing indebtedness.

(g) Santa Lucia Holdings Ltd Credit Facility

On August 16, 2010, we entered into an unsecured bridge loan financing facility with Santa Lucia Holdings Ltd, an unrelated party, for $2.0 million. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. The facility contained a conversion feature similar to the Laurasia Trading Ltd facility.

In September 1, 2011, the facility was repaid in full. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2011 was $1.2 million of which $1.12 million is non-cash amortization of the debt discount and $0.08 million is the contractual interest at an interest rate of 600 basis points per annum.

 (h) Shipping Financial Services Inc Credit Facility

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 0.35 million ($0.45 million) to be used for general working capital purposes. We have undertaken to repay the loan within 12 months of its receipt. The loan bears interest at a rate of 800 basis points per annum. As of December 31, 2011, the outstanding amount was Euro 0.35 million ($0.45 million).  The facility includes cross-default and cross-acceleration provisions to any agreement evidencing indebtedness.

 (i) Central Mare Inc Credit Facility

On July 16, 2011, we entered into an unsecured credit facility with Central Mare Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 1.8 million ($2.33 million) to be used for general working capital purposes. Part of this facility was used to prepay the loan of the MV Astrale following its sale. We have undertaken to repay the loan within 12 months of its receipt. The loan bears interest at a rate of 0% for the first five months and 8% per annum for the following seven months. As of December 31, 2011, the outstanding amount was Euro 1.8 million ($2.33 million).  The facility includes cross-default and cross-acceleration provisions to any agreement evidencing indebtedness.

 (2) Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease the M/T Delos until September 30, 2015 at an average daily rate of $5,219. The bareboat charter agreement was accounted for as an operating lease. Charterers have certain options by the end of the normal charter period (five years) to purchase the vessel. We terminated this agreement on October 15, 2011 by agreeing to pay a termination fee of $5.75 million.

We lease office space at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece from an unrelated party. The agreement is for duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. From September 1, 2010 until September 1, 2011, the monthly rental was $0.06 million and after September 1, 2011, the monthly rental is $0.01 million, adjusted annually for inflation increase plus 1.0%. As a result of this agreement, we have made a revision in the useful life of certain assets that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $0.56 million included in general and administrative expenses for 2010 and an accelerated depreciation of $0.9 million included in general and administrative expenses for 2011.

In addition, our subsidiary Top Tankers (U.K.) Limited has entered into a lease agreement with an unrelated party for office space in London, with annual rent of $0.02 million.

In November 2009, we entered into an agreement to lease space in London from an unrelated party, with current monthly rent of $0.04 million.

In September 2011, we entered into a lease agreement for one year for office space in Monaco, effective from October 1, 2011, with Central Shipping Monaco SAM, a related party controlled by the family of our Chief Executive Officer and President. The current monthly rent is $0.01 million.

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and us and management agreements concluded between Central Mare and our vessel-owning subsidiaries. The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees, with all other terms remaining unchanged.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.

On March 1, 2011, we entered into an agreement with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes certain employees to us including a Corporate Development Officer and Internal Auditor, as well as certain administrative employees.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years.  Vessels 15 years or older are required to undergo dry-dock intermediate survey every 2.5 years and not use in-water surveys for this purpose.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "—Critical Accounting Policies—Impairment of Vessels," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of our vessels we believe has a basic charter-free market value below its carrying value, and (iii) the aggregate difference between carrying value and basic charter-free market value represented by such vessels.  This aggregate difference represents the approximate amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic charter-free market values. However, we are not holding our vessels for sale. Our estimates of basic charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic charter-free market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic charter-free market value of our vessels or prices that we could achieve if we were to sell them.

	Dwt	Year Built	Carrying Value
Tanker Vessels
Miss Marilena	50,000	2009	$43.7 million*
Lichtenstein	50,000	2009	$43.6 million*
UACC Sila	50,000	2009	$44.1 million*
UACC Shams	50,000	2009	$44.1 million*
Britto	50,000	2009	$44.6 million*
Hongbo	50,000	2009	$45.0 million*
Total Tanker dwt	300,000

Drybulk Vessels
Evian	51,200	2002	$10.4 million**
Total Drybulk dwt	51,200

TOTAL DWT	351,200
_____________________________

*Indicates tanker vessels for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $67 million.

**Indicates our drybulk carrier that as of December 31, 2011, has an adjusted carrying value to match its charter-free market value, since it is classified as held for sale.

Four of our tanker vessels are currently employed under long-term, above-market bareboat charters.  For more information, see "Business Overview—Our Fleet."  We believe that in a sale of these vessels with their charters attached, we would receive a premium over the vessels' charter-free market value.

We refer you to the risk factor entitled "The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants" and the discussion herein under the heading "Risks Related to Our Industries."

Critical Accounting Policies:

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean-going and weather conditions that the vessel is subject to, or poor quality of the shipbuilding yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective. Weak freight markets may result in owners scrapping more vessels and scrapping them earlier due to unattractive returns. An increase in the useful life of the vessel may result from superior vessel maintenance performed, favorable ocean-going and weather conditions the vessel is subjected to, superior quality of the shipbuilding yard, or high freight rates which result in owners scrapping the vessels later due to attractive cash flows.

Impairment of vessels: We evaluate the carrying amounts and periods over which long-lived assets are depreciated on a semi-annual basis to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.   We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels' useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of three-year time charter rates for the next three years and the most recent eight-year average of the one-year time charter rates for each vessels' category) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

During 2009, the drybulk market stabilized and the charter market improved resulting in a partial recovery of asset values. In contrast, the product tanker sector, to which we are primarily exposed, experienced a significant drop in charter rates and, as a result, a quarter-on-quarter drop in asset values. Therefore, during 2009, we began exploring the re-chartering of our two oldest tanker vessels, M/T Dauntless and M/T Ioannis P, due to their upcoming charter expirations. Based on discussions with charterers we had indications that such vessels would need to be re-chartered at significantly lower rates upon expiration of their existing charters. As a result, during 2009, we performed the undiscounted cash flow test as of December 31, 2009 on our entire fleet and determined that the carrying amounts of these two vessels were not recoverable by their undiscounted cash flows. This indicated impairment and we consequently recorded an impairment charge of $36.6 million for the year ended December 31, 2009. The fair value of the impaired vessels was determined based on a market approach, which consisted of quotations from brokers regarding vessels with similar characteristics as compared to our vessels. This market approach is deemed more objective than the income approach mainly due to the multitude of transactions of comparable assets in the active and liquid shipping market at the time the impairment test was performed.

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility in both tanker and drybulk segments and to a further decrease in vessel values. These are conditions that we considered to be indicators of potential impairment. We performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

During 2011, charter rates in tanker and drybulk segments decreased, resulting in the deterioration of asset values in both segments, but the drybulk segment experienced the steepest drop. We sold all our dry bulk vessels during 2011 with the exception of the M/V Evian, which we have classified as held for sale at December 31, 2011. As a result, we recorded an impairment loss of $114 million for the year ended December 31, 2011 that is included in net Income loss from discontinued operation in the accompanying statement of operations. We have not recorded an impairment charge for our tanker vessels because we determined that the undiscounted cash flows for these vessels exceeded their book values. Our intention is to operate our tanker fleet to the end of its useful life; however, the cash flow difficulties that we are experiencing may require us to sell vessels earlier. Our undiscounted cash flow analysis includes our assessment of the likelihood that certain vessels may need to be sold before the end of their useful lives.

Derivatives. We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income / (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in the income statement.

If there is an increase in the 3-month LIBOR or if the 10-year U.S. dollar swap rate exceeds 3.85%, there will be a positive effect on the fair value of our interest rate swap agreements. In contrast, a decrease in the 3-month LIBOR or an increase of over 0.05% in the difference between the 10-year U.S. dollar swap rate and the 2-year U.S. dollar swap rate will have a negative effect on the fair value of our interest rate swap agreements.

We have not applied hedge accounting to our interest rate swaps. Additionally, we have not adjusted the fair value of our derivative liabilities for non-performance risk as we expect to be able to perform under the contractual terms of our derivative agreements, such as making cash payments at periodic net settlement dates or upon termination. Please refer to "—Liquidity and Capital Resources—Working Capital Requirements and Sources of Capital" for further information.

Provision for doubtful accounts.  Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of a dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Although we believe our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and that the estimated provision for doubtful recoverability will prove inadequate.

Convertible debt. In accordance with FASB's Codifications topic 470-20 "Debt with Conversion and Other Options" we evaluate debt securities (or Debt) for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value, or the Spread, multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt.  If a debt security contains terms that change upon the occurrence of a future event the incremental intrinsic value is measured as the additional number of issuable shares multiplied by the commitment date market value and is recognized as additional debt discount with an offsetting amount increasing additional paid-in-capital upon the future event occurrence.  The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument.

New accounting pronouncements: There are no significant effects from new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our Risk Management Policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market and in the Supramax sectors of the drybulk market. In 2008, we began to implement our strategy of entering into long-term period charters (either time or bareboat). As of the date of this prospectus, we have six vessels on long-term period charters with duration of more than one year.  Our drybulk vessel is operating in the spot market. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2010 and 2011 (in thousands of U.S. dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2011				December 31, 2010**	December 31, 2011
EGNATIA	1	$10,000	7 years	July 3, 2006	4.76%	$(1,072)	$(684)
HSH NORDBANK	2	$8,832	5 years	March 27, 2008	4.60%	$(725)	$(375)
EMPORIKI	3	$20,000	7 years	March 30, 2008	10.85%	$(4,950)	$(3,863)
HSH NORDBANK	4	$11,099	7 years	July 15, 2008	5.55%	$(1,966)	$(1,951)
HSH NORDBANK	5	$12,851	4 years	June 28, 2010	4.73%	$(1,528)	$(1,502)
DVB	6	$28,477	3 years	March, 19, 2009	2.095%	$(496)	$(92)
		$91,259				$(10,737)	$(8,467)
** The total value of our interest rate swap arrangements as of December 31, 2010 was $12,938. Six of our interest rate swap arrangements as of December 31, 2010 have since matured, been novated, or terminated.  The table above presents a comparison of the value of our interest rate swap arrangements as of December 31, 2011 with their value on December 31, 2010.

SWAP Nr 1.  Under this SWAP agreement, we paid Egnatia a fixed rate of 4.70% for the first payment period (quarter) in 2006. From the second quarter onwards we pay a fixed rate of 4.70% plus a coupon equal to three times the difference between 0.05% and the difference of the 10 year U.S. dollar swap rate and the two year U.S. dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payment is capped at 8.80%. We receive from Egnatia variable three month LIBOR.

SWAPS Nr  2.  Under this SWAP agreement, we pay a fixed rate of the three-month U.S. dollar LIBOR multiplied with the factor 0.95 per annum if the three month U.S. dollar LIBOR is between 1.50% and 4.84%. In case the U.S. dollar LIBOR is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period. We receive from HSH Nordbank variable three month LIBOR.

SWAP Nr 3.  Under this SWAP agreement, we received an upfront amount of $1.5 million. During the first year, we received a fixed rate of 5.25% and paid a fixed rate of 5.50%. From the second year, we receive quarterly a fixed rate of 5.25% and we pay a rate of 5.10%, if either of two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD LIBOR is between 1.00% and 6.00%. Otherwise, we pay 10.85% less 5.75% multiplied by a cushion consisting of the number of days that either of the above two conditions are not met, divided by the total number of days of the period multiplied by the previous quarter's cushion. The first cushion, as of the end of the first year, was set to 1. During the third and fourth quarter of 2009, the six month USD LIBOR has been consistently below 1% and the cushion has become zero. As a result we will be paying 10.85% until the instrument's maturity date.

SWAP Nr 4.  Under this SWAP agreement, we receive the three month LIBOR and pay 5.55%, less 2.5% multiplied by the quotient of the number of days the three month LIBOR and the 10 year swap rate falls within certain fixed ranges.

SWAPS Nr 5,6.  Under these SWAP agreements, we pay a fixed rate and we receive variable three month LIBOR. SWAP Nr 6 expired in March 2012.

As of December 31, 2011, our total bank indebtedness was $193.7 million, which after excluding unamortized financing fees of $2.7 million amounts to $196.4 million, of which $91.3 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2011, we paid fixed rates ranging from 2.095% to 10.85% and received floating rates on the SWAPs that are based on three month LIBOR as well as a fixed rate of 5.25% from Swap Nr 3. As of December 31, 2011 and March 31, 2012, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2009 that continued into 2010 and 2011.  Accordingly, the effect of these interest rate swap agreements in 2011 and the first three months of 2012 has been to increase our loss on financial instruments.

Based on the amount of our outstanding indebtedness as of December 31, 2011 that is not covered by interest swap arrangements as of December 31, 2011, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2012, on an annualized basis, by approximately $1.3 million. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euro. During 2011, approximately 18% of our expenses were in Euro and approximately 1% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2011, and using as an exchange rate the 2011 average exchange rate of $1.3935 / 1 Euro, a 5% decrease in the exchange rate to $1.3238 / 1 Euro, would result in an expense saving of approximately $0.9 million.

THE INTERNATIONAL TANKER INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the oil tanker shipping industry has been provided by Drewry Shipping Consultants Ltd, or Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Introduction

Over three quarters of world trade in volume terms is carried by sea. Ocean going vessels represent the most efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances.

Seaborne cargo is broadly categorized as either liquid or dry cargo.  Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.  The following table presents the breakdown of global seaborne trade by type of cargo between 2000 and 2011.

World Seaborne Trade: 2000 to 2011

	Trade - Million Tone												CAGR(1)%	% Total Trade
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2000-11	2000	2011
Liquid Cargo
Crude Oil	1,605	1,684	1,651	1,738	1,750	1,766	1,839	1,857	1,845	1,794	1,854	1,902	1.6%	27.0	21.9
Refined Petroleum Products	602	608	618	623	686	745	779	823	854	847	879	896	3.7%	10.1	10.3
Liquid Chemicals	128	133	141	144	178	194	204	214	208	211	214	221	5.1%	2.2	2.5
Liquefied Gases	168	171	176	193	203	213	231	244	243	257	262	269	4.4%	2.8	3.1
Total Liquid Cargo	2,503	2,595	2,587	2,698	2,816	2,918	3,053	3,137	3,150	3,109	3,209	3,288	2.5%	42.1	37.9
Dry Cargo
Dry Bulk
Coal	539	587	590	619	650	675	769	833	830	784	885	885	4.6%	9.1	10.2
Iron Ore	489	503	544	580	644	715	759	823	886	959	1,048	1,045	7.1%	8.2	12.0
Grain	221	213	210	211	208	212	221	228	235	209	251	258	1.4%	3.7	3.0
Total Major Bulks	1,249	1,303	1,344	1,410	1,501	1,602	1,748	1,884	1,950	1,952	2,184	2,188	5.2%	21.0	25.2
Minor Bulks	901	890	900	957	1,000	1,000	927	960	975	969	945	987	0.8%	15.2	11.4
Total Dry Bulks	2,150	2,193	2,244	2,367	2,501	2,602	2,675	2,844	2,925	2,921	3,129	3,175	3.6%	36.2	36.6

Other Dry Cargo
Container Cargo	620	645	726	824	947	1,043	1,145	1,284	1,340	1,205	1,388	1,501	8.4%	10.4	17.3
General Cargo	668	595	556	525	575	621	757	756	712	645	629	716	0.6%	11.2	8.2

Total Dry Cargo	3,438	3,434	3,526	3,717	4,024	4,266	4,577	4,884	4,978	4,772	5,146	5,392	4.2%	57.9	62.1

Total Seaborne Trade	5,941	6,029	6,112	6,415	6,840	7,184	7,631	8,021	8,128	7,881	8,355	8,680	3.5%	100.0	100.0

(1)  Compound annual growth rate.

Source:  Drewry

Ocean going vessels represent the most efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels.  Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.

Oil Tanker Demand

Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

As the following figures indicate the world economy grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. The downturn was short-lived and the world economy returned to positive growth in 2010, with China and India being the main engines of growth. In 2011 renewed weaknesses emerged in some economies, most notably in Europe, and the world economy as a whole grew at a slower rate than in 2010.  Provisional assessments for 2012 point to a similar picture with global growth currently seen as being a little lower than 2011.

World GDP Growth: 2000 to 2012
(Percent change from previous period)

Source:  Drewry

Economic growth has a direct bearing on demand for oil. World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the downturn in the global economy.  The provisional data for 2011 however suggests that world oil demand rebounded strongly to reach 89.2 million barrels per day.  Since 2000 it has grown at a compound annual growth rate (CAGR) of approximately 1.45%.

World Oil Consumption by Region: 2000 - 2011
(Million Barrels Per Day)

													CAGR
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	00-11%
North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.3	23.8	23.5	-0.19%
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.5	14.6	14.3	-0.49%
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.0	7.7	7.8	7.9	-0.77%
Total OECD	47.7	48.0	48.0	48.6	49.4	49.6	49.4	49.2	47.6	45.5	46.2	45.7	-0.39%
Former Soviet Union	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.5	4.7	2.45%
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.00%
China	4.8	4.7	5.0	5.6	6.4	6.6	7.0	7.6	7.9	8.4	9.1	9.5	6.40%
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	10.0	10.4	10.7	3.54%
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	6.3	6.5	2.60%
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.2	7.5	8.0	4.95%
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.4	3.4	3.22%
Total Non-OECD	28.4	29.5	30.0	30.8	32.9	33.9	35.2	37.4	38.7	39.5	41.9	43.5	3.95%
World Total	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.3	85.0	88.1	89.2	1.45%

(1) Organisation for Economic Co-operation & Development; (2) Former Soviet Union

Source: Drewry derived from industry sources

However, regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world as the following chart indicates.  In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East.  In the period 2000 to 2011 Chinese oil consumption grew by a CAGR of 6.4% to reach 9.5 million barrels per day.

Regional Oil Consumption Growth Rates: 2000 - 2011
(CAGR - Percent)

Source: Drewry

Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe, but it is growing rapidly in China and India thereby leading to increases in imports as both countries have insufficient domestic supplies to meet demand.

Oil Consumption Per Capita: 2011
(Tons per Capita)

Source: Drewry

Seasonal trends also affect consumption patterns and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global trends in crude oil production by main region in the period 2000 to 2011 are shown in the chart below.  Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

World Oil Production: 2000 to 2011
(Million Barrels Per Day)

(1) Former Soviet Union.  (2) Provisional

Source: Drewry

Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery.  This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue. The distribution of refinery throughput by region in the period 2000 to 2010 is shown in the following chart.

Oil Refinery Throughput by Region: 2000-2010
(Million Barrels Per Day)

Source: Drewry

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind.  By contrast, refinery throughput in North America has actually declined in the last decade.

Oil Refinery Throughput by Region: Growth Rates 2000-2010
(CAGR – Percent)

Source: Drewry

Oil Refinery Capacity by Region: Growth Rates 2000-2010
(CAGR – Percent)

Source: Drewry

The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind.  By contrast, refinery throughput in North America has actually declined in the last decade.

World Oil Trades

World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although it is important to recognize that in sectors such refined petroleum products arbitrage can also have an impact on trade flows. The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products between 2000 and 2011.

Seaborne Oil Trade Development: 2000 to 2011
(Million Tons)

Source: Drewry

Seaborne trade in crude oil in 2011 is provisionally estimated at 1.90 billion tons, while refined petroleum products movements are provisionally estimated at 896 million tons.

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products.  Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.

Oil Tanker Demand: 2000-2011
(Million Tons/Billion Ton Miles)

	2000	2001	2002	2003	2004	200	2006	2007	2008	2009	2010	2011	CAGR %
													00-11
Seaborne Trade - Million Tons
Crude Oil	1,605	1,684	1,651	1,738	1,750	1,766	1,839	1,857	1,845	1,794	1,854	1,902	1.56%
Refined Products	602	608	618	623	686	745	779	823	854	847	879	896	3.68%
Total	2,207	2,292	2,269	2,361	2,436	2,511	2,618	2,680	2,699	2,641	2,733	2,798	2.18%
Ton Mile Demand - Billion Ton Miles
Crude Oil	7,646	7,884	7,663	8,199	8,420	8,435	8,715	8,751	8,911	8,681	8,977	9,282	1.78%
Refined Products	1,584	1,654	1,672	1,737	1,925	2,159	2,332	2,506	2,686	2,788	2,936	3,041	6.11%
Total	9,230	9,538	9,335	9,936	10,345	10,594	11,047	11,257	11,597	11,469	11,913	12,323	2.66%
Average Voyage Lengths (Miles)
Crude Oil	4,764	4,682	4,641	4,717	4,811	4,776	4,739	4,712	4,830	4,839	4,842	4,880	0.22%
Refined Products	2,631	2,720	2,706	2,788	2,806	2,898	2,994	3,045	3,145	3,292	3,340	3,394	2.34%
Source: Drewry

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that geographical changes in the pattern or trade have had a positive impact on tanker demand when expressed in terms of ton miles.  In the period 2000 to 2011 ton mile demand in the tanker sector grew at a CAGR of 2.7%, whereas the overall increase in trade over the same period was equivalent to a CAGR of 2.2%.  As a result of changes in the pattern of trade the average haul length of crude oil trades has risen from a recent market low of 4,712 miles (loaded voyage only) in 2007 to 4,880 miles in 2011. The main crude oil and product tanker trades are shown in the map below.

Crude Oil – Average Voyage Lengths
(Nautical Miles)

Source: Drewry

Refined Petroleum Products – Average Voyage Lengths
(Nautical Miles)

Source: Drewry

Major Seaborne Crude Oil Trades

Principal Load/Discharge Zones
Source: Drewry

S. America	N. Europe	FSU	W. Africa	N. Africa	Middle East	S.E Asia
– N. America	– Europe	– Europe	– Europe	– Europe	– Far East	– Far East
	– N. America		– N. America	– N. America	– Europe	– Australia
			- Far East		– N. America
– Africa

Major Seaborne Refined Products Trades

Principal Load/Discharge Zones

Oil Tanker Supply

The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil ("dirty" products), and product tankers that carry refined petroleum products ("clean" products) such as gasoline, jet fuel, kerosene, naphtha and gas oil.

The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range - Dwt
Handy	10-49,999
Panamax	50-79,999
Aframax	80-119,999
Suezmax	120-199,999
VLCC	200,000	+

In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The main tanker vessel types are:

•
VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt. VLCCs carry the largest percentage of crude oil, typically on long-haul voyages, although port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC. VLCCs generally trade on long-haul routes from the Middle East to Asia, Europe and the U.S. Gulf or the Caribbean. Vessels in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers, or ULCCs.

•
Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico and to the Caribbean; from the Middle East to Europe, within the North Sea, the Mediterranean and within Asia.

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

•
Panamax tankers, with an oil carrying capacity of 50,000 to 80,000 dwt. Panamax tankers represent a more specialized trading sphere by generally taking advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

•
Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 50,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products and some chemicals. As such, some of these vessels will also be included within the chemical fleet. However, handy tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products.

Types of  Product Tanker

While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel's tank must be cleaned prior to loading a different cargo type.  Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

There is no industry standard definition of ship types in the product sector, but Drewry divides the fleet into four major types of vessel based on vessel size, which are as follows:

•
LR2 (long range 2 tankers, with a product cargo carrying capacity in excess of 80,000 dwt.  LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes.  LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•
LR1 (long range 1 tankers), with an oil cargo carrying capacity of approximately 50,000 to 79,999 dwt.  LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back.  They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•
MR2 (medium range 2 tankers), with an oil cargo carrying capacity of approximately 30,000 to 49,999 dwt.  MR2 tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons.

•
Handysize/MR1 (medium range 1 tankers), with an oil-carrying capacity of 10,000 to 29,999 dwt.  MR1 tankers trade on a variety of regional trade routes carrying refined petroleum products on trade routes not suitable for larger vessels.

The principal trading routes where these vessels are deployed is shown in the table below.

Oil Tankers – Typical Deployment by Size Category

Refined Petroleum Products/Crude Oil
Area	Trade Route	Haul	Handy	Panamax	Aframax	Suezmax	VLCC
Inter-Regional	MEG(1) Far East	Long				X	X
	MEG North America						X
	MEG Europe(4)						X
	WA(2) North America	Medium			X	X	X
	WA – Far East						X
	MEG Europe					X
	WA Europe				X	X
	NS(3) North America				X
	MEG Pacific Rim				X	X
Intra-Regional	North Sea Caribbean Mediterranean Indo-Pacific		X	X	X	X
Short
Local	Various		X

(1) MEG stands for Middle East Gulf;   (2) WA stands for West Africa;   (3) NS stands for North Sea;
(4) Long haul via Cape of Good Hope for VLCCs, medium haul since Suezmaxes may transit the Suez Canal fully laden

Source: Drewry
The oil tanker fleet at the end of March 2012 consisted of 3,210 vessels with combined capacity of 398.7 million dwt.

Oil Tanker Fleet – March 31, 2012

Deadweight Tons		Number of	% of Fleet	Capacity	% of Fleet
(dwt)		Vessels		(million dwt )

10-49,999		851	29.4	27.3	6.8
50-79,999		451	31.3	31.5	7.9
80-119,999		892	95.1	96	24.1
120-199,999		443	68.3	68.6	17.2
200-320,000		544	265.1	165.8	41.6
320,000	+	29	9.5	9.5	2.4
		3,210	498.7	398.7	100.0

Source: Drewry

Between the end of 2000 and March 2012 the overall size of the tanker fleet grew by close to 50% with increases in fleet size taking place across all sectors, with the exception of the small ship category.

Oil Tanker Fleet Development: 2000 to March 2012
(Million Dwt)

Source: Drewry

Oil Tanker Deletions

As the tanker fleet ages, vessels are scrapped as they become uneconomical to operate. Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it "in-class."  A vessel is deemed to be "in-class" if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society.  Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

Oil Tanker Scrapping: 2000-2012(1)
('000 Dwt)

(1) To end March 2012

Source: Drewry

Scrapping activity declined in the middle of the decade to relatively low levels when freight rates were very strong, but picked up in 2009 when the freight market was weak and rates were in decline.  This trend continued in 2010 and 2011 with demolition levels reaching just over 12.0 million dwt for the year, as many owners of older tonnage took the view that it was better to scrap than continue trading.  This trend has continued into 2012 with over 4.3 million dwt being sent for demolition in the first three months of the year. Historically, scrap prices have averaged around $150 per ton, although in March 2012 they were close to $500 per ton at Indian breaking locations.

Oil Tanker Fleet Age Profile

The graph below illustrates the age profile of the world's oil tanker fleet as of March 31, 2012. The average age of the oil tankers in service at this date was 9.2 years.

World Oil Tanker Fleet: Age Profile, March, 31 2011

Source: Drewry
Oil Tanker Orderbook

As of March 31, 2012 the tanker orderbook amounted to 491 tankers of 74.4 million dwt, equivalent to 15.3% of the current fleet.  The current orderbook and the schedule of deliveries are shown below.

Oil Tanker Orderbook & Scheduled Deliveries, March 31, 2012

Size	Existing Fleet		2012		2013		2014		2015		Total		% Existing Fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt
10-49,999	851	29,384	41	1,606	14	580	5	215	0	0	60	2,401	7.1%	8.2%
20-79,999	451	31,320	35	2,222	55	3,132	13	702	6	425	109	6,481	24.2%	20.7%
80-119,999	892	95,120	52	5,744	22	2,238	9	998	0	0	83	9,131	9.3%	9.6%
120-199,999	443	68,345	60	9,391	48	7,355	10	1,455	1	158	119	18,359	26.9%	26.9%
200,000-319,999	544	165,147	32	10,042	16	5,010	8	2,489	0	0	56	17,451	10.3%	10.6%
320,000+	29	9,542	28	8,960	29	9,280	6	1,920	1	32	64	20,480	220.7%	24.6.6%
Total	3,210	398,858	248	37,963	184	27,746	51	7,779	8	903	491	74,393	15.3%	18.7%

Source: Drewry

At its peak in 2008, the orderbook to existing fleet ratio was close to 50% and the fact that it has fallen to just 15% reflects the fact that deliveries from the orderbook have more than outpaced new orders being placed.

Oil Tanker New Orders and Orderbook % Existing Fleet

Source: Drewry

Deliveries and Slippage

Delays in deliveries are often referred to as slippage.  Historically, slippage rates were typically in the order of 10% or less, which means that 10% of the ships due to be delivered in any year were in fact delivered in subsequent years. However, since 2008 slippage rates have risen due to a number of factors namely;

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards.

•	Financing was not in place for all of the tankers on order and in the current climate some owners have found it difficult to secure adequate funding.

•
Orders have been placed at "greenfield" shipyards, some of which are also finding it difficult to secure funding for yard development.  A greenfield yard is a shipyard with no prior experience in building vessels for international account.

•	The current economic and financial crisis and the steep decline in shipping markets since 2009 may lead to further orderbook cancellations.

Delays in deliveries from shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009/2010/2011.

Oil Tankers : Scheduled(1) versus Actual Deliveries
(Million Dwt)

(1) Scheduled deliveries as 1 January each year

Source: Drewry

Overall, based on recent experience, it is likely that not all of the ships that are scheduled to be delivered in 2012 will be delivered on time.

The Oil Tanker Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options.  The general terms typically found in these types of contracts are described below.

•
A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years.  In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account.  The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•
A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter.  The charterer pays all voyage related costs.  The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•
A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms.  Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading.  The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis.  The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•
A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages.  Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years.  All of the ship's operating, voyage and capital costs are borne by the ship owner.  The freight rate normally is agreed on a per cargo ton basis.

Freight Rates

Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.

Worldscale is the tanker industry's standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible.  Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity.  Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time.  In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.  The recent trends in one year time charter rates are shown in the table below.

Oil Tanker One Year Time Charter Rates: 2000-2012
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC
DWT	30,000	45,000	90-95,000	150,000	280,000
2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	13,675	14,850	19,663	27,825	38,533
2010	11,000	12,388	18,571	25,967	36,083
2011	12,300	13,600	15,200	19,700	24,600
March 2012	11,800	13,500	13,800	17,200	18,200

Source: Drewry

From 2005 to 2007/2008 time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply and as consequence freight rates rose. However, as the world economy weakened in the second half of 2008 demand for oil also fell and this had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to stage a modest recovery in the early part of 2010, before falling once again in the summer months and then remaining weak in all of 2011 and into 2012, especially for the larger sizes of oil tanker.

Newbuilding Prices

Global shipbuilding is concentrated in Japan, South Korea and China.  This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world.  These three countries collectively account for in excess of 80% of the world's shipbuilding capacity.

Vessels are constructed at shipyards of varying size and technical sophistication.  Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated.  As such, shipyards tend to extract the smallest margin for their construction.  Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.

The actual construction of a vessel takes place in 9 to 12 months and is highlighted by 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery.  Each of these stages is usually associated with a payment installment to the shipyard.

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 owing to high levels of new ordering across all shipping markets, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of increasing steel prices and the weakening U.S. Dollar.  However, in in the wake of the downturn in new ordering in 2009 newbuilding prices started to weaken and as the following chart shows the general trend has been downward since then.

Oil Tanker Newbuilding Prices: 2000-2012(1)
(US$ Million)

(1) Through March 2012

Source: Drewry

Overall, for the larger oil tankers, newbuilding prices have fallen by as much as 30-40% from their peak.

Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors depending on a vessel's age. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

In addition values for younger vessels tend to fluctuate less on a percentage – not a nominal – basis than values for older vessels. This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited beyond the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase, or S&P, market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sales and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis.

The chart below illustrates the movements of prices (expressed in US$ million) for second hand (5 year old) oil tankers between 2000 and March 2012.

 Oil Tanker Secondhand Prices – 5 Year Old Vessels: 2000-2012(1)
(US$ Million)

(1) Through March, 2012

Source: Drewry

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand values for all tankers rose steadily from 2004 until the middle of 2008.  In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings.

However, this situation was temporary and with the downturn in freight rates secondhand values for tankers have generally fallen despite a brief rally in 2010.  For the largest oil tankers – Vlccs – the fall has been as much as 60%, although volatility for the smaller ships has been much less.

Regulations

Government regulation significantly affects the ownership and operation of vessels including international conventions, national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections.  These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators.  Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels.  Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products.  Legislation and regulations, such as OPA, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations.  This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction – first the "Erika" in 1999 and then the "Prestige" in November 2002.  For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single-hull tankers to 2005, with all remaining single-hull tankers removed by 2015 at the latest.  In addition to IMO regulations, OPA requires that all oil tankers entering U.S. waterways be exclusively double-hull by 2015.  Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment.  Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels.  The following table summarizes the features of selected regulations pertaining to the operations of tankers.

International Tanker Regulations

Regulation	Introduced	Features
OPA	1990	Single-hull ships banned by 2010 in the U.S.
		Double-sided and double-bottom ships banned by 2015.
IMO MARPOL Regulations 13G & 13H	Latest amendment in 2003	Newbuildings must be double-hull.

		Phase out of pre-MARPOL tankers as of 2005. Remaining single-hull tankers phased out by 2010 or 2015, depending on port and flag states.
		Single-hull ships over 15 years subject to Conditional Assessment Scheme.
		Single-hull tankers banned from carrying heavy oil grades as of 2005, or as of 2008 for tankers between 600-5,000 dwt.
EU 417/2002	1999	25-year-old single-hull ships to cease trading as of 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single-hull tankers fitted with segregated ballast tanks phased out by 2015.
EU 1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull vessels banned as of 2010.
		Single-hull tankers banned from carrying heavy oil grades by 2003.
MARPOL Annex II, International Bulk Chemical Code (IBC)	2004
Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

Source: Drewry

The heightened level of environmental and quality concerns among insurance placing agents, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards.  Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations.

In recent years, as regulators and charterers have increasingly focused on safety and protection of the environment, there has been a significant and continuing movement within the tanker industry towards higher quality vessels and vessel operations.  Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the early 1990s.  The Exxon Valdez incident in 1989 started the movement towards tighter industry regulations and an increasing emphasis on environmental protection through legislation and regulations.  These included the OPA 90 protocols established by the IMO and procedures established by classification societies, demanding higher-quality tanker construction, maintenance, repair and operations.  In addition, oil companies acting as charterers, other shippers and receivers of oil, and terminal operators have become increasingly selective in their acceptance of tankers, periodically inspecting and vetting vessels as well as their owners and operators.

Besides the MARPOL regulations, it is becoming increasingly clear that oil majors are reluctant to accept ships that are over 20 years of age.  In addition, some countries have in fact talked of introducing age restrictions that would prevent old single hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation.  However, the recent pollution problems in the U.S. Gulf will only heighten the awareness of governments around the world to the potential dangers of oil pollution from both drilling and production operations and transportation.

Overall, the increasing focus on safety and protection of the environment has led oil companies acting as charterers, terminal operators, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis.  Although these vetting procedures and increased regulations raise the operational cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with high quality young tanker fleets and high quality operations.

BUSINESS

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. As of the date of this prospectus, our fleet consists of seven vessels: six product tankers employed on bareboat charters and one drybulk vessel operating in the spot market. We refer to these vessels as our Initial Fleet.

We intend to grow our Initial Fleet via selective acquisitions of secondhand tanker vessels. We may also purchase newbuilding vessels, either directly from a shipyard or from unaffiliated third parties which have contracted with shipyards.  The timing of these acquisitions will depend on our ability to identify vessels that meet our acquisition criteria. Additionally, we may acquire vessels in sectors which we believe offer accretive investment opportunities, such as the offshore marine services sector.  We refer to these vessels as our Identified Fleet.

Following the successful completion of this offering, we intend to acquire          vessels from their current owners for a total purchase price of $      million.  The acquisition of these vessels will be financed through the net proceeds of this offering and through new secured loan facilities in the amount of $      million. The balance of the net proceeds, if any, will be used to reduce our corporate debt outstanding and for working capital and general corporate purposes. Unless indicated otherwise, references to our combined fleet are to our entire fleet after giving effect to the purchase of the Identified Fleet. We expect to take delivery of the vessels in our Identified Fleet within       days of the closing of this offering. We expect to employ the vessels in our Identified Fleet on time charters, bareboat charters and in the spot market after they are delivered to us.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience managing and operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS." The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

Our Initial Fleet

The following table presents information about our Initial Fleet and its employment as of the date of this prospectus:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Six Tanker Vessels

Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
Thyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550

Total Tanker dwt	300,000

One Drybulk Vessel

Evian (ex Papillon)**	51,200	2002	Spot
** As of December 31, 2011 we have classified M/V Evian as held for sale

Total Drybulk dwt	51,200

TOTAL DWT	351,200

Our Identified Fleet

The following table presents information about our Identified Fleet and its employment as of the date of this prospectus:

	Dwt	Year Built	Charter Type	Charterer	Expiry	Daily Base Rate	Expected Delivery Date
Vessels

Total

Chartering of the Fleet

As of the date of this prospectus, our drybulk vessel is employed on voyage charter in the spot market, while our six tankers are employed on bareboat charters. When our vessels are free of charters, we seek to deploy our vessels on time charters, bareboat charters and in the spot market in a manner that will optimize our earnings and profitability.

Management of the Fleet

Our Fleet Manager, Central Mare, a related party controlled by the family of our Chief Executive Officer performs all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to management agreements concluded between Central Mare and us, as well as between Central Mare and our vessel-owning subsidiaries.

Central Mare—Letter Agreement and Management Agreements

Pursuant to a letter agreement concluded between Central Mare and us, or the Letter Agreement, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, we pay a management fee of Euro 669.5 or approximately $866 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 257.5 or approximately $333 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment to Central Mare of: (i) a fee of Euro 103 or approximately $133 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 515 or approximately $666 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 257,500or approximately $333,154 for the services rendered in relation to the company's maintenance of proper books and records; (vii) a quarterly fee of Euro 82,400 or $106,609 for services in relation to the financial reporting requirements of the company under Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 412,000 or approximately $533,046  per newbuilding vessel and (x) an annual fee of Euro 10,300 or approximately $13,326 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 93 or approximately $120 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 155 or approximately $200 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

These agreements have an initial term of five years after which they will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

The Letter Agreement was amended on January 1, 2012 to reduce management fees paid by us to Central Mare by approximately 35%. Effective from January 1, 2012, we will pay a quarterly fee of Euro 100,000 or $129,380 for the services rendered in relation to the company's maintenance of proper books and records and a quarterly fee of Euro 25,000 or $32,345 for services in relation to the financial reporting requirements of the company under Commission and NASDAQ rules and regulations.

International Ship Management—Management Agreement

We had outsourced technical management and crewing of the M/T Delos in 2010 to TMS Tankers and outsourced operational monitoring of the vessel to Central Mare, a related party, under agreements effective from October 1, 2010. In June 1, 2011, we transferred the full management of the M/T Delos to International Ship Management, a related party (see "Related Party Transactions") through the date of the vessel's lease termination on October 15, 2011.

Crewing and Employees

As of the date of this prospectus, our employees include our executive officers and four other employees, namely, our internal auditor, corporate development officer and two administrative employees whose services are provided by an agreement through Central Mare. In addition, Central Mare is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

Competitive Strengths

We believe we possess a number of distinguishing factors that provide us with a strong position within the industry including:

Experienced Management Team.  Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers and key employees with extensive experience in all aspects of the shipping industry. Our management team has substantial experience in the international shipping and commodities industries, and a successful track record of exploiting investment opportunities in these sectors throughout various economic cycles. We believe that our management team is capable of dealing with all aspects of commercial, technical, management and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, effective operations and safety.

Immediate Cash Flow Generation. Our Initial Fleet of 6 tanker vessels has total contracted revenue of $192.4 million under the existing bareboat charters to be received until 2019, giving us  immediate cash flow-generating power allow to fund our obligations and execute our business plan going forward.

Business Strategy

Our business strategy is focused on expanding our Initial Fleet, by growing either into the product tanker sector or into other sectors which we believe offer accretive investment opportunities. Additionally, we aim to build and maintain enduring relationships with participants in the international ocean transport industry, including leading charterers, national and independent oil companies, oil traders, brokers, suppliers, classification societies, insurers, shipyards and others. We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience managing and operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

The key elements of our business strategy are:

Return-Driven Acquisitions and Selective Fleet Expansion. We intend to grow our fleet through timely and selective acquisitions of high quality vessels in a manner that is accretive to our earnings and cash flow. We continuously monitor acquisition opportunities in various sectors of the shipping industry based on certain financial returns criteria. We seek to identify, analyze and strategically invest when attractive opportunities arise.

Balanced Chartering Strategy. We actively and strategically deploy our fleet by employing our vessels under a mix of short-term charters and longer-term charters, including time charters of more than six months and bareboat charters, possibly with profit-sharing arrangements depending on our outlook for the markets we are operating. We believe this chartering policy allows us to capture advantageous opportunities in the spot market while limiting our exposure to spot market volatility by employing part of our fleet on longer term fixed-rate time charters and bareboat charters. As of the date of this prospectus, six of our tankers are employed on bareboat charters, and our drybulk vessel is employed on the spot market.

Dividend Policy

We paid special dividends of $15.00 per share and $7.50 per share on March 27, 2006 and April 25, 2006, respectively. On April 6, 2006 our Board decided to discontinue our policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability.

We are permitted to pay dividends under the loans so long as we are not in default of a loan covenant and if such dividend payment would not result in a default of a loan covenant.

As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our Board of Directors will determine the timing and amount of all dividend payments, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See "Dividend Policy" and "Risk Factors."

Our Credit Facilities

Please see "Management's Discussion And Analysis Of Financial Condition And Results Of Operations—Tabular Disclosure of Contractual Obligations—Debt Facilities" for a description of our credit facilities.

History and Development of the Company

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS." The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

In 2009, we took delivery of six 50,000 dwt product / chemical tankers from SPP Shipbuilding Co., Ltd. of the Republic of Korea, or SPP: (i) in February 2009, we took delivery of the M/T Miss Marilena and M/T Lichtenstein and entered them into bareboat time-charter employment for a period of 10 years at a daily rate of $14,400 and $14,550, respectively; (ii) in March 2009, we took delivery of the M/T Ionian Wave and M/T Tyrrhenian Wave and entered them into bareboat time-charter employment for a period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate; (iii) in May 2009, we took delivery of the M/T Britto and entered it into bareboat time-charter employment for a period of ten years at a daily rate of $14,550; and (iv) in August 2009, we took delivery of the M/T Hongbo and entered it into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

In April 2009, we agreed with the owners of the M/T Relentless to terminate the bareboat charter initially entered into as part of a sale and leaseback transaction in 2005. Under this agreement, we redelivered the vessel to its owners and paid a termination fee of $2.5 million during the third quarter of 2009. The bareboat charter would have expired in 2012.

On June 24, 2009, we terminated the bareboat charters, initially entered into as part of a sale and leaseback transaction in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fees and expenses, we forfeited our right to receive the seller's credit of $10.0 million from the initial sale of the vessels, which would have been received upon the expiration of the bareboat charters, and we paid for the dry-dock of the M/T Spotless, which was completed during July 2009. The bareboat charters were set to expire in 2011. We remained the managers of the M/T Faithful until April 30, 2010, which was shortly after the expiration of its time charter, and we were reimbursed by the owners for all expenses incurred.

On July 3, 2009, we redelivered the M/T Relentless to its owners and paid the termination fee of $2.5 million as part of a termination agreement signed in April 2009 to terminate the bareboat charter initially entered into as part of a sale and leaseback transaction in 2005. In addition to the termination fee, we had undertaken to perform certain works on the vessel prior to its redelivery, which involved additional costs. From the date of the agreement until the date of redelivery, the bareboat hire had been set at $7,000 per day.  This was the last leased vessel in our fleet.

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD., or YA Global, pursuant to which we may offer and sell up to $200 million worth of our common shares to YA Global. The SEDA has a duration of three years. We made initial sales under the SEDA on August 13, 2009 and continued through October 1, 2009. As of that date, 223,000 shares had been sold with net proceeds amounting to approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no further shares have been sold to YA Global under the SEDA.

In August 2010, in response to a Nasdaq notification received that our common stock was in violation of its minimum bid price requirements, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, which authorization shall expire at the date of our 2011 annual general meeting of shareholders. During January 2011, we regained compliance with the Nasdaq requirement due to an increase in our common stock price. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements.  On June 23, 2011 our Board of Directors determined to effect a one-for-ten reverse stock split of our common stock. The reverse stock split was effected on June 24, 2011. As a result of the reverse stock split, the number of outstanding shares decreased to 3,420,017, while the par value of our common shares remained unchanged at $0.01 per share. On July 11, 2011, Nasdaq confirmed that we regained compliance with the minimum bid price requirement of our common stock.

On October 1, 2010, we entered into a bareboat agreement to charter in the M/T Delos for five years at an average daily rate of $5,219.

On November 5, 2010, we sold the M/T Dauntless for $20.1 million, resulting in a gain of $5.1 million.

On April 29, 2011, we took repossession of the M/T Ionian Wave from the previous charterer and delivered the vessel to a major charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000.  We also entered into a new time-charter with a Korean charterer for the M/V Cyclades.  The time-charter is for a period of three years at a gross rate of $20,000 per day.

On May 25, 2011, we took repossession of the M/T Tyrrhenian Wave from the previous charterer and delivered the vessel to a major charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000.

On July 26, 2011, we sold the M/V Astrale, which resulted in a loss of approximately $40 million.

On August 31, 2011, we sold the M/V Amalfi, which resulted in a loss of approximately $29.5 million.

On August 25, 2011, we entered into an equity line financing agreement in the amount of $10 million with Sovereign Holdings Inc., or Sovereign, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis.  The terms of the agreement enable us, at our discretion, to sell to Sovereign up to $10 million of our common stock in tranches, at a discount to the prevailing market price at each drawdown, for up to one year from the signing of the agreement.  The agreement also gives Sovereign registration rights, subject to a lock-up agreement covering shares drawn down pursuant to the agreement for a period of one year from each drawdown date.  On September 1 2011, we drew down $2 million under the equity line financing agreement and issued 2,566,406 common shares to Sovereign and on October 19, 2011, we drew down $5 million and issued 11,111,111 common shares to Sovereign.

On October 15, 2011, we terminated the bareboat charter for M/T Delos and redelivered the vessel to its owners. The termination agreement provides for the payment of an early termination fee of $5.75 million which is payable in five installments up to the end of 2012.

On November 1, 2011, we entered into an agreement to sell the M/V Cyclades, which resulted in a loss of approximately $40 million.

On November 21, 2011, we sold the M/T Ioannis P, which resulted in a gain of approximately $2.6 million

On December 29, 2011, we sold the M/V Pepito, which resulted in a loss of approximately $25.2 million.

On January 3, 2012, the bareboat charter party of the M/V Papillon expired and was subsequently redelivered to us. Following its redelivery, the vessel was renamed the M/V Evian.

On February 15, 2012, three of our directors, Roy Gibbs, Marios Hamboullas, and Yiannakis C. Economou resigned from our Board of Directors following a decision by the board to reduce administrative costs.  Following such resignation, our Board of Directors resolved to reduce its size from seven to four members.

As of December 31, 2011, our fleet consisted of seven owned vessels, including six Handymax tankers and one Supramax drybulk vessel, with total carrying capacity of 0.35 million dwt. As of December 31, 2010, our fleet consisted of twelve owned vessels, with total carrying capacity of 0.7 million dwt.

Properties

We have no properties other than our vessels.

We do not own any real property.

We lease office space in Athens, Greece, located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece at a monthly rent of $0.01 million adjusted annually for inflation increase plus 1.0%. We also lease office space in Monaco at a monthly rent of $0.01 million and in London at a monthly rent of $0.04 million. In addition our subsidiary TOP TANKERS (U.K.) LIMITED leases office space in London at an annual rent of $0.02 million. The amounts of monthly rent stated in this paragraph are based on the relevant exchange rate on December 31, 2011.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future for example, as a result of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014) the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,400 for any non-tank vessel, respectively. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Since July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulphur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. By August 1, 2012, only marine gas oil with a sulfur content of no more than 1% or marine diesel oil with a sulfur content of no more than .5% will be allowed.  By January 1, 2014, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011, the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one-year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Det Norske Veritas or the Korean Register of Shipping Society. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance Generally

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. In 2009, the vessels in our fleet were each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the non-bareboat vessels in our fleet. In 2010, deductibles changed to include an additional machinery deductible of $100,000 per vessel per incident for the non-bareboat vessels in our fleet. In 2011, the Hull and Machinery deductibles were adjusted to $100,000 per vessel per incident and remain so to this date. For the vessels that are under bareboat charters, the charterer is responsible for arranging and paying the hull and machinery insurance.

Loss of Hire Insurance

 We did not opt to cover any vessel for loss of hire for 2011 and the mortgagee bank for the bareboat chartered-out vessels M/T UACC Sila and M/T Hongbo agreed to waive their mortgage covenant to have Loss of Hire Insurance renewed for these vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, collision liabilities, damage to other third-party property, pollution arising from oil or other substances and wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "P&I Clubs." Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim. Our current protection and indemnity insurance coverage for pollution stands at $1.0 billion for any one event.

The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $5.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Customers

Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2011, approximately 57.5% of our revenue derived from four charterers, Cosco Quingdao, Daelim H&L Co. Ltd,  Daeyang Shipping and Harren & Partner Maritime Services GmbH, which respectively provided 12.3%, 20.2%, 13.4% and 11.6% of our revenues. In 2010, approximately 53% of our revenue derived from three charterers, Hanjin Shipping Co Ltd, Daelim H&L Co. Ltd and Cosco Quingdao, which respectively provided 19%, 18% and 16% of our revenues. We strategically monitor developments in the tanker and drybulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters, bareboat charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Handymax class sizes and also with owners of drybulk vessels in the Supramax class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners. The drybulk market is less fragmented with more small operators.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  On February 15, 2012, three of our directors, Roy Gibbs, Marios Hamboullas, and Yiannakis C. Economou resigned from our Board of Directors following a decision by the board to reduce administrative costs.  Following such resignation, our Board of Directors resolved to reduce its size from seven to four members.  As a result of the reduction in the size of our board, we now have one independent director serving on our Board of Directors.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	39	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	47	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	38	Director, Chief Financial Officer
Michael G. Docherty	52	Director
Demetris P. Souroullas	49	Chief Technical Officer
Eirini Alexandropoulou	40	Secretary

Biographical information with respect to each of our directors and executives is set forth below.

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk vessels. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with TOP SHIPS INC. since July 2007 as our Corporate Development Officer. Prior to joining TOP SHIPS INC., Mr Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Michael G. Docherty has served on our Board of Directors since July 2004 and has been member of the Audit Committee since February 2012. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 26 years of international experience handling maritime insurance claims.

Demetris P. Souroullas is Chief Technical Officer of TOP SHIPS INC. and has been with our Company since 2007. Prior to joining the Company, and from 2001 onwards Mr. Souroullas held the positions of Chief Executive Officer for the Fleet of Admibros Shipmanagement Co. Ltd and Technical and General Manager of LMZ Transoil Shipmanagement S.A. Prior to that Mr. Souroullas worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a Bachelors degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Eirini Alexandropoulou has been our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past twelve years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

Compensation

During the fiscal year ended December 31, 2011, we paid to the members of our senior management and to our directors aggregate compensation of $5.3 million. We do not have a retirement plan for our officers or directors.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes our four executive officers to us as described below. These agreements were entered into in exchange for terminating prior employment agreements.

Under the terms of the agreement for our Chief Executive Officer, we are obligated to pay annual base salary, a minimum cash bonus and stock compensation of 50,000 common shares of the Company to be issued at the end of each calendar year vesting on the grant date. The initial term of the agreement expires on August 31, 2014; however, the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Executive Officer's employment is terminated without cause, he is entitled to certain personal and household security costs.  If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, Mr. Pistiolis is entitled to receive a cash payment of Euro 3 million and 147,243 of our common shares.  The Agreement also contains death and disability provisions.  In addition, Mr. Pistiolis is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by the Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Executive Vice President and Chairman is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, he is entitled to receive a cash payment of three years annual base salary.  The Agreement also contains death and disability provisions.  In addition, our Executive Vice President and Chairman is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for our Chief Financial Officer, we are obligated to pay annual base salary and stock compensation of 20,000 common shares which were issued on December 21, 2009, of which 10,000 common shares vested on December 21, 2010 and 10,000 common shares vested on December 21, 2011. The initial term of the agreement expires on August 31, 2012 and is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Financial Officer is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years' annual base salary and 55,000 of our common shares.  The Agreement also contains death and disability provisions.  In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement for our Chief Technical Officer, we are obligated to pay annual base salary and stock compensation of 24,999 common shares which were issued on October 29, 2010 and which vest ratably over a period of 15 months beginning in October 2010 and ended in December 2011. The initial term of the agreement expired on August 31, 2011, however the agreement is being automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

Equity Incentive Plan

In April 2005 our Board of Directors adopted our 2005 Stock Incentive Plan which was amended and restated in December 2009, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 33,333 shares of common stock were initially reserved for issuance under the Plan, which is administered by the Board of Directors. The number of shares of common stock reserved for issuance under the Plan is currently 400,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption. Please see our financial statements included herein for more information on grants provided since the Plan's adoption.

In 2010, we granted an aggregate of 130,880 restricted and unrestricted shares of our common stock to our senior management, representing an aggregate compensation cost for such restricted and unrestricted share awards of $2.0 million.

In 2011, we granted 50,000 shares to our Chief Executive Officer which were issued to Sovereign Holdings Inc., a company wholly-owned by our Chief Executive Officer

Board Practices

On February 15, 2012, three of our directors, Roy Gibbs, Marios Hamboullas, and Yiannakis C. Economou resigned from our Board of Directors following a decision by the board to reduce administrative costs.  Following such resignation, our Board of Directors resolved to reduce its size from seven to four members.  As a result of the reduction in the size of our board, we now have one independent director serving on our Board of Directors.

Our Board of Directors is divided into three classes.  Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  The term of our Class I director, Michael G. Docherty, expires at the annual general meeting of shareholders in 2014.  Following the reduction in the size of our Board of Directors, we do not currently have any Class II directors.  The term of our Class III directors, Evangelos J. Pistiolis, Alexandros Tsirikos and Vangelis G. Ikonomou, expires at the annual general meeting of shareholders in 2013. To ensure that the three classes of our Board of Directors are as nearly equal in number as possible, our Board of Directors intends to nominate at least one of our Class III directors to stand for election as a Class II director at our 2012 Annual General Meeting.

Committees of the Board of Directors

We currently have an audit committee composed of one independent member, which pursuant to a written audit committee charter, is responsible for reviewing our accounting controls and recommending to the board, the engagement of our outside auditors. Michael G. Docherty is the sole member of the audit committee, and our board has determined that he is independent under the corporate governance rules of the NASDAQ Global Select Market. Prior to February 15, 2012, the members of our audit committee were Roy Gibbs, Marios Hamboullas and Yiannakis C. Economou.

In June 2007, we established a compensation committee and a nominating and governance committee. Both committees are currently composed of one member, Michael G. Docherty, who is an independent director. Prior to February 15, 2012, the members of our compensation and nominating and corporate governance committees were Michael G. Docherty, Marios Hamboullas and Yiannakis C. Economou. The compensation committee carries out the Board's responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate. The nominating and governance committee assists the Board in: (i) identifying, evaluating and making recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies; (ii) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company, and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board from time to time.

Employees

During 2009 and part of 2010 we had four direct employees. As of September 1, 2010, we have no direct employees and our four executive officers are furnished to us pursuant to agreements with Central Mare, as described above. During 2009, 2010 and 2011, our wholly-owned subsidiary, TOP Tanker Management, employed on average 55, 23, and 16 employees, respectively, all of whom are shore-based. Our current Fleet Manager, Central Mare, ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2009, 2010 and 2011, we also employed 300, 137 and 0 sea going employees, directly and indirectly through our sub-managers.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares, as of April 16, 2012, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock; (ii) each of our executive officers, directors and key employees; and (iii) all our executive officers, directors and key employees as a group. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Evangelos Pistiolis (2)	14,110,173	82.3%
Vangelis G. Ikonomou	*	*
Alexandros Tsirikos	*	*
Michael G. Docherty	*	*
Demetris P. Souroullas	*	*
Eirini Alexandropoulou	*	*
Executive Officers and Directors as a Group	14,187,007	82.7%
_________
*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Top Ships Inc., 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece.

(2)
Mr. Pistiolis may be deemed to beneficially own these shares through Sovereign Holdings Inc., or Sovereign, a company wholly owned by Mr. Pistiolis.  Pursuant to a Common Stock Purchase Agreement dated August 24, 2011, we issued 2,566,406 common shares to Sovereign on September 1, 2011, and 11,111,111 common shares on October 19, 2011.  Please see "Related Party Transactions—Sovereign Equity Line Transaction" for further details.

As of April 16, 2012, we had 23 shareholders of record, 15 of which were located in the United States and held an aggregate of 3,239,740 shares of our common stock, representing 18.9% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 3,239,388 shares of our common stock as of April 16, 2012. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

RELATED PARTY TRANSACTIONS

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and us, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. See "Related Party Transactions." These agreements have an initial term of five years after which they will continue to be in effect until terminated by either party subject to a twelve month advance notice of termination.

We pay a management fee of Euro 669.5 or approximately $866 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 257.5 or approximately $333 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment to Central Mare of: (i) a fee of Euro 103 or approximately $133 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 515 or approximately $666 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 257,500 or $333,153 for the services rendered in relation to the maintenance of proper books and records; (vii) a quarterly fee of Euro 824,000 or $106,609 for services in relation to our financial reporting requirements under Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 412,000 or approximately $533,046 per newbuilding vessel and (x) an annual fee of Euro 10,300 or approximately $13,326 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 92.7 or approximately $120 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 154.5 or approximately $200 per person per eight hour day. Finally, legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with Central Mare in Euros are settled on the basis of the EUR/USD on the invoice date.

The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees, with all other terms remaining unchanged. Effective from January 1 2011 onwards we pay a quarterly fee of Euro 100,000 or $129,380 for the services rendered in relation to maintenance of proper books and records and a quarterly fee of Euro 25,000 or $32,345 for services in relation to our financial reporting requirements under Commission and NASDAQ rules and regulations.

At December 31, 2011, $1.5 million is payable to Central Mare, and is reflected in the consolidated balance sheets as Due to related parties.

On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.  See "Management—Compensation."

On March 1, 2011, we entered into an agreement with Central Mare pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this, we are obligated to pay an annual base salary. See our financial statements included herein for more information.

On July 16, 2011 we entered into an unsecured credit facility with Central Mare for Euro 1.8 million ($2.3 million)  to be used for general working capital purposes. We have undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 0% for the first five months and 8% per annum for the following seven months.

Shipping Financial Services Inc Credit Facility

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 0.35 million ($0.45 million) to be used for general working capital purposes. We have undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 8% per annum.

Provision of Office Space in Monaco by Central Shipping Monaco SAM

In September 2011, we entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of our Chief Executive Officer and President. The monthly rent is $0.01 million.

Renovation of Office Space in Athens by Pyramis Technical Co. S.A.

Pyramis Technical Co. S.A., a related party controlled by the father of our Chief Executive Officer and President, has been responsible for the renovation of our office space in Athens, Greece. As of December 31, 2011, the total contracted cost amounted to Euro 3.2 million ($4.2 million) over a period of approximately six years.

Sovereign Equity Line Transaction

On August 24, 2011, we entered into a Common Stock Purchase Agreement with Sovereign.  In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000,000 of our common shares, to be drawn from time to time at our request in multiples of $500,000 over the following 12 months ("the Sovereign Equity Line Transaction"). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $0.45 per share and (ii) a per share price of 35% of the volume weighted average price of our common stock for the previous 12 trading days. Also on August 24, 2011, we entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement. In addition, on August 24, 2011, we entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

We entered the Sovereign Equity Line Transaction to meet urgent short-term liquidity needs, especially our debt service obligations. The discount at which our shares are sold under the equity line was evaluated in the context of our urgent liquidity needs, the lack of alternatives available to us to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction which made the shares illiquid for Sovereign.

The Board established a special committee composed of independent directors (the "Special Committee") to consider the Sovereign Equity Line Transaction and make a recommendation to the Board. In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for us or for Sovereign and obtained a fairness opinion from that investment bank. On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in our best interest and the best interests of our shareholders. Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011, and we entered into the Common Stock Purchase Agreement on that date.

We drew down $2.0 million under the Common Stock Purchase Agreement at a price of $0.7793 per share on September 1, 2011, and on October 19, 2011, we drew down $5.0 million at a price of $0.45 per share. Under the Sovereign Common Stock Purchase Agreement we are eligible to draw down another $3.0 million until August 24, 2012.

DESCRIPTION OF CAPITAL STOCK

For purposes of the description of the Company's capital stock below, references to "us," "we" and "our" refer only to TOP SHIPS INC. and not any of our subsidiaries.

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our Amended and Restated Articles of Incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

The Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, of which 17,147,534 shares were issued and outstanding as of the date of this prospectus and 20,000,000 preferred shares with par value of $0.01, of which no shares are issued and outstanding.  In addition, we have issued 1,251,240 of our common shares to Hongbo Shipping Company Limited, our wholly-owned subsidiary, in connection with a share pledge under our DVB loan agreement that was used to purchase the M/T Hongbo; these shares are considered issued but not outstanding because they are held by our wholly-owned subsidiary.  The Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

Share History

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS."

Please see "Note 14 – Common Stock and Additional Paid-In Capital" and "Note 15 – Stock Incentive Plan" to the accompanying financial statements for our share history over the past three fiscal years.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of Top Ships Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $25 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 15% of the company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company or the company sells more than 50% of its assets or earning power, then each holder of right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice of the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company's common stock. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 15% or more of the company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

General

Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws.  Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws do not impose any limitations on the ownership rights of our shareholders.

Under our Amended and Restated By-laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

            Directors.   Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws prohibit cumulative voting in the election of directors.

        The Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

                        Election and Removal

Our Amended and Restated Articles of Incorporation and Amended and Restated by-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters' Rights of Appraisal and Payment.    Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions.    Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.    Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

The Company's Amended and Restated Articles of Incorporation include provision which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

Limited Actions by Shareholders

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Super-majority Required for Certain Amendments to Our By-Laws

On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.

 Stockholders Rights Agreement

We have entered into a Stockholders Rights Agreement with Computershare Investor Services LLC, as Rights Agent. See "Stockholders Rights Agreement" above.

DESCRIPTION OF WARRANTS

Please see "Underwriting—Underwriters' Warrants" for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering.  We expect to enter into a warrant agreement in respect of the Underwriters' Warrants prior to the closing of this offering.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands	Delaware

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

f the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Marshall Islands	Delaware

Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney's fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S.  federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP SHIPS INC. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions, as described in fuller detail below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our "country of organization," that grants an "equivalent exemption" to corporations organized in the United States; and

(2)	either

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

(B)
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the NASDAQ Global Select Market.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing threshold." Since our common stock, our sole class of stock, is listed on the NASDAQ Global Select Market, we will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the "5% Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or greater beneficial interest in our common stock. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during such year.

We believe that we currently satisfy the Publicly-Traded Test and are not subject to the 5% Override Rule and we will take this position for U.S. federal income tax reporting purposes.  However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% U.S. federal "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that

•
is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

•	owns the common stock as a capital asset, generally, for investment purposes, and

•	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we expect to be treated as a passive foreign investment company for our 2011 taxable year.  Assuming this is the case, any dividends paid by us during 2011 and 2012 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder.  Even if we were not treated as a passive foreign investment company, there can be no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its proposed form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Any dividends we pay which are not eligible for these preferential tax rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.  Further, in the absence of legislation extending the term of the preferential U.S. federal income tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated U.S. federal income tax rates.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of our status as a passive foreign investment company below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute "passive income" for these purposes. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as "passive income" for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of "passive income."  On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income."

For our 2011 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which were bareboat chartered.  Therefore, we believe that we were a PFIC for our 2011 taxable year.  To the extent possible, we intend to take the necessary steps in order to avoid being classified as a PFIC for 2012 and future taxable years, such as expanding our fleet through the purchase of non "passive income" producing assets.  However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2012 or any future taxable year.

Since we are a PFIC, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  We expect that certain of our subsidiaries were PFICs in 2011 and, therefore, a U.S. Holder will be treated as owning stock in such PFICs.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

Since we are a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a "Qualified Electing Fund," which is referred to as a "QEF election," (2) makes a "mark-to-market" election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.  Assuming we are treated as a PFIC, a U.S. Holder may be required to file an annual report with the U.S. Internal Revenue Service, or the IRS, under Section 1298(f) of the Code.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return.  A separate QEF election will need to be made with respect to us and each of our subsidiaries that is treated as a PFIC.  We intend to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election with respect to us and each of our subsidiaries that is treated as a PFIC.  A U.S. Holder who makes a QEF election for the first taxable year in which he owns common stock and we are treated as a PFIC, or an Electing Holder, will not be subject to the Default PFIC Regime (as defined below) for any taxable year.  A U.S. Holder who does not make a timely QEF election would be subject the Default PFIC Regime for taxable years during his holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election.  A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

Current Taxation and Dividends.  An Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  An Electing Holder's adjusted tax basis in his common stock will be increased to reflect any amounts currently included in income under the QEF election rules.  Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed.  Any other distributions generally will be treated as discussed above under "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions."  Income inclusions under the QEF election rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of our common stock in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the common stock.  Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  Long-term capital gains of U.S. Non-Corporate Holders currently are taxable at a maximum rate of 15% (through 2012).  An Electing Holder's ability to deduct capital losses is subject to certain limitations.  Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Making the Election.  Alternatively, if, as is anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as "marketable stock" for this purpose if it is "regularly traded" on a "qualified exchange or other market."  The common stock will be "regularly traded" on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Global Select Market should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate mark-to-market election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the "mark-to-market" election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions."

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than "excess distributions" by us to a Non-Electing Holder will be treated as discussed above under "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions."

The Default PFIC Regime would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the common stock.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A "Non-U.S. Holder" means a beneficial owner of our common stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate and that, for U.S. federal income tax purposes, is not (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a domestic trust.  If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holders that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a U.S. Non-Corporate Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 ($150,000 in the case of married individuals filing joint returns, $300,000 in the case of certain individuals living abroad and $600,000 in the case of individuals filing join returns and living abroad) at any time during the taxable year or $50,000 ($100,000 in the case of married individuals filing joint returns, $200,000 in the case of certain individuals living abroad and $400,000 in the case of individuals filing join returns and living abroad) on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the stock is held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering.  We have entered into an underwriting agreement, dated             , 2012 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters' obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers that are members of the Financial Industry Regulatory Authority, or FINRA, at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Discounts and Commissions. We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$
Underwriting discount (6%)	$
Non-accountable expense allowance (0.5%)	$
Proceeds, before expenses, to us	$

No underwriting discount or non-accountable expense allowance shall be paid to the underwriters for amounts raised in the offering directly from our directors, officers or employees of the Company, and any of their respective immediate family members (spouses and children living in the same household), or from specific individuals or beneficial owners as identified by us and agreed upon with the representative.

We have paid an expense deposit of $25,000 to the representative which will be applied against the non-accountable expense allowance payable by us to the underwriters in connection with this offering. We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $                     .

Overallotment Option

We have granted a 45-day option to the underwriters to purchase up to an additional               shares of common stock sold on the date hereof, at the same price as the initial shares offered. If the underwriters fully exercise this option, the total public offering price (before expenses) and net proceeds to us will be approximately $      million and $           million, respectively, based on a public offering price of $           per share.

Lock-Up Agreements

We, our directors and executive officers and certain of our stockholders expect to enter into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of three months from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing date of this offering (including any shares of common stock acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Underwriters' Warrants

We have agreed, subject to the closing of this offering, to issue to the representative warrants, or the Underwriters' Warrants, to purchase up to a total of 1% of the shares of common stock sold in this offering, excluding any shares sold pursuant to the underwriters' over-allotment option and any shares sold in this offering to our directors, executive officers or certain existing stockholders, or to any of their affiliates or immediate family members. The warrants will be exercisable at per share price equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the date of the closing of the offering under this prospectus and expiring on a date which is no more than three years from the date of the closing of the offering under this prospectus in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under the Rule) will agree not to sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. In addition, the warrants will provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(iv).  The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v).  It is expected that the exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price. We expect to enter into a warrant agreement in respect of the Underwriters' Warrants prior to the closing of this offering.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute the prospectus electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts or may be "naked" shorts. The underwriters may close out any covered short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if a representative of an underwriter purchases common stock in the open market in stabilizing transactions or to cover short sales, the underwriter can require the representative that sold those shares as part of this offering to repay the underwriting discount received by such representative.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In determining the public offering price, we and the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the public offering price.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Terms

In connection with this offering, the underwriters and certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees, however, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have also agreed to pay the underwriter expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual and $20,000 in the aggregate; (b) all fees and expenses (including fees of counsel) incurred in clearing this offering with FINRA, (c) up to $5,000 for the underwriters' expenses (including fees of counsel) incurred relating to registration or qualification of the shares under the "blue sky" securities laws, (d) up to $20,000 of accountable "road show" expenses and (e) up to $20,000 for the underwriters use of Ipreo's book-building, prospectus tracking and compliance software for this offering.  We paid an advance of $25,000 to the underwriter, which will be applied against the non-accountable expense allowance (including an advance for the fees and expenses of the underwriter's counsel.)  The total of any advanced payments will be refundable to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C)

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to "qualified domestic institutional investors."

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC ("Prospectus Directive"), as implemented in Member States of the European Economic Area (each, a "Relevant Member State"), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c)
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of Top Ships or any underwriter for any such offer; or

(d)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by Top Ships of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers ("AMF"). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d'investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "Prospectus Regulations"). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), "CONSOB" pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), other than:

•
to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 ("Regulation no. 1197l") as amended ("Qualified Investors"); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários ) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal is limited to persons who are "qualified investors" (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are "qualified investors" (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has Top Ships received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by Top Ships.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Tops Ships.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby, including the legality thereof, are being passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reed Smith LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule included in this prospectus have been audited by Deloitte. Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph relating to the presentation of discontinued operations in the accompanying consolidated financial statements). Such consolidated financial statements and the related financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The sections in this prospectus attributed to Drewry, including the section entitled "The International Tanker Industry" have been reviewed by Drewry, which has confirmed to us that such sections accurately describe the international tanker shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Top Ships, Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Maroussi, Greece.  A majority of our directors, officers and the experts named in the prospectus reside outside the U.S.  In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S.  As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, are required to furnish proxy statements to shareholders under Nasdaq Global Select Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INDUSTRY DATA

The discussions contained under the heading "The International Tanker Industry" have been reviewed by Drewry, which has confirmed to us that they accurately describe the international tanker and drybulk markets as of the date of this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$13,332.25
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants' Fees and Expenses
Nasdaq Listing Fee
FINRA Fee	$12,125.00
Blue Sky Fees and Expenses
Transfer Agent's Fees and Expenses
Miscellaneous Costs
Total

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Annual Survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.    A voyage during which the ship is not laden with cargo.

Bareboat Charter.    A charter of a ship under which the ship-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.    Fuel oil used to operate a vessel's engines, generators and boilers.

Capesize.    A drybulk carrier with a cargo-carrying capacity exceeding 100,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.    The company that hires a vessel pursuant to a charter.

Charter Hire.    Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter Rate.    The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel's charter hire.

Classification Society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

Clean Products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

Contract of Affreightment.    A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight Ton "dwt."    A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double Hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft.    Vertical distance between the waterline and the bottom of the vessel's keel.

Drybulk.    Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk Carriers.    Vessels which are specially designed and built to carry large volumes of drybulk.

Drydocking.    The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Freight.    Money paid to the ship-owner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross Ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax.    Handymax vessels have a cargo carrying capacity of approximately 30,000 to 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.    Handysize vessels have a cargo carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull.    Shell or body of a vessel.

IMO.    International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate Survey.    The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric Ton.    A unit of weight equal to 1,000 kilograms.

Newbuilding.    A new vessel under construction or just completed.

Off-Hire.    The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA.    Oil Pollution Act of 1990 of the United States (as amended).

Orderbook.    The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Panamax.    Panamax vessels have a cargo carrying capacity of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Petroleum Products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Period Charter.    A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Pools.    Arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contracts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel's corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Product tanker.    A vessel designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity (or P&I) Insurance.    Insurance obtained through mutual associations (called "Clubs") formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single Hull.    A hull construction design in which a vessel has only one hull.

Sister Ships.    Vessels of the same type and specification which were built by the same shipyard.

SOLAS.    The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Strict Liability.    Liability that is imposed without regard to fault.

Special Survey.    An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot Charter.    A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Suezmax.    An oil tanker of a size and capacity that makes it, when fully loaded, capable of transiting the Suez canal, and usually filling a range of 120,000 to 200,000 dwt.

Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

TCE.    Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time Charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip Time Charter.    A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under time charter and voyage charter.

Ton.    See "Metric ton."

Vessel Operating Expenses.    The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the vessel-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage Charter.    A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's recurring losses from operations and stockholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 4 to the consolidated financial statements, the Company discontinued the dry-bulk segment of its operations in December 2011. The loss on sale of the dry-bulk vessels and their results prior to the sale are included in net loss from discontinued operations in the accompanying consolidated financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
April 11, 2012

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2010	2011
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$-	$-
Trade accounts receivable, net of provision of $1,187 and $1,389 as of December 31, 2011 and December 31, 2010, respectively	482	2,671
Due from related parties	-	74
Insurance claims	-	4
Inventories (Note 7)	660	-
Advances to various creditors	95	152
Prepayments and other (Note 8)	2,183	1,551
Vessel Held for Sale (Note 4)	-	10,414

Total current assets	3,420	14,866

FIXED ASSETS:

Vessels, net (Notes 9 and 10)	595,736	265,019
Other fixed assets, net (Note 5)	4,748	3,161

Total fixed assets	600,484	268,180

OTHER NON CURRENT ASSETS:

Other Long Term Receivable (Note 21)	0	1,841
Deferred vessel lease payments (Note 6)	543	-
Restricted cash (Note 11)	17,644	11,486

Total assets	$622,091	$296,373

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of debt (Note 11)	$337,377	$173,980
Debt related to Vessel held for sale (Note 11)	-	19,769
Current portion of financial instruments (Note 19)	12,938	8,467
Due to related parties	1,797	1,563
Accounts payable	4,542	8,156
Accrued liabilities	4,876	5,682
Unearned revenue	5,079	2,072

Total current liabilities	366,609	219,689

COMMITMENTS AND CONTINGENCIES (Note 12)

Total liabilities	366,609	219,690

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 3,420,067 and 17,147,534 shares issued and outstanding at December 31, 2010 and December 31, 2011 respectively (Note 13)	34	171
Additional paid-in capital (Note 13)	282,406	292,583
Accumulated other comprehensive income	37	37
Accumulated deficit	(26,995)	(216,107)

Total stockholders' equity	255,482	76,684

Total liabilities and stockholders' equity	$622,091	$296,373

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Year Ended
	December 31,
	2009	2010	2011

REVENUES:

Revenues (Note 10)	47,353	39,394	40,822
Other Income			872

EXPENSES:

Voyage expenses (Note 16)	1,118	1,277	7,076
Charter hire expense (Note 6)	10,827	480	2,380
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit (Note 6)	(7,799)	-	-
Lease termination expense (Note 6)	15,391	-	5,750
Vessel operating expenses (Note 16)	15,032	6,090	4,673
Dry-docking costs	4,543	10	19
Vessel depreciation (Note 9)	12,580	13,371	12,485
Management fees-third parties	338	119	439
Management fees-related parties (Note 1, 5)		1,804	3,418
General and administrative expenses	23,416	18,142	15,363
Gain on sale of vessels (Note 9)		(5,101)	(2,641)
Impairment on vessels	36,638	-	-

Operating income (loss) from continuing operations	(64,731)	3,202	(7,268)

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 11 and 17)	(8,450)	(10,601)	(12.386)
Loss on financial instruments (Note 19)	160	(1,772)	(375)
Interest income	173	34	45
Other, net	(183)	(54)	(81)
Total other expenses, net	(8,300)	(12,393)	(12.797)

Net income (loss) from continuing operations	(73.031)	(9,191)	(20,065)

Net income (loss) from discontinued operations	22.835	11,704	(169,047)

Net income (loss)	(50.196)	2,513	(189,112)

Earnings / (loss) per common share, basic
From continuing operations	(25.87)	(2.99)	(3.18)
From discontinuing operations	8.09	3.81	(26.81)
Earnings / (loss) per common share, diluted
From continuing operations	(25.87)	(2.99)	(3.18)
From discontinuing operations	8.09	3.80	(26.81)

Weighted average common shares outstanding, basic	2,823,059	3,075,278	6,304,679

Weighted average common shares outstanding, diluted	2,823,059	3,077,741	6,304,679

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. Dollars - except share and per share data)

					Accumulated	Retained
				Additional	Other	Earnings /
	Comprehensive	Common Stock		Paid-in	Comprehensive	(Accumulated
	(Loss) Income	# of Shares	Par Value	Capital	(Loss) Income	Deficit)	Total
BALANCE, December 31, 2008		2.990.104	$29	$271.310	$24	$20.688	$292.051

Net loss	$(50,196)					(50,196)	(50.196)
Stock based compensation		112,225	2	3,465			3.467
Cancellation of fractional shares
Repurchase and cancellation of common stock (35,860 shares)		(35,860)	-	(732)			(732)
Issuance of common stock, net		223,000	2	2,540			2.542
Other comprehensive income
- Accumulated unrecognized actuarial gain	64				64		64

Comprehensive loss	$(50,132)

BALANCE, December 31, 2009		3,289,469	$33	$276,583	$88	$(29,508)	$247,196

Net Income	2,513					2,513	2.513
Stock based compensation		130,598	1	2,023			2.024
Equity component of convertible loans				3,800			3.800
- Accumulated unrecognized actuarial loss	(51)				(51)		(51)
							-
Comprehensive Income	2,462						-

BALANCE, December 31, 2010		3,420,067	34	282,406	37	(26,995)	255,482

Net Income	(189,112)					(189.112)	(189.112)
Stock based compensation		49,967		1,412			1.412
Equity component of convertible loans				2,000			2.000
Cancellation of fractional shares		(17)	0				-
Repurchase and cancellation of common stock							-
Issuance of common stock, net		13,677,517	137	6,765			6,902
Other comprehensive income							-
- Accumulated unrecognized actuarial loss					-		-
							-
Comprehensive Income	(189,112)						-

BALANCE, December 31, 2011		17,147,534	$171	$292,583	$37	$(216.107)	$76.684

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. Dollars)

	2009	2010	2011

Cash Flows provided by Operating Activities:

Net income (loss)	(50,196)	2,513	(189.112)
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Depreciation	32,466	33,864	27.156
Amortization and write off of deferred financing costs	2,539	1,946	2.234
Amortization of Debt Discount		1,464	3.965
Translation gain of foreign currency denominated loan		(159)	(294)
Stock-based compensation expense	3,467	2,024	1.412
Change in fair value of financial instruments	(2,635)	(865)	(2.835)
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)
Amortization of fair value of below market time charter	(3,911)
Loss on sale of other fixed assets	165	54	81
(Gain)/Loss on sale of vessels		(5,101)	62.543
Vessels Impairement charge	36,638	-	114.674
Provision for Doubtful Accounts	1,017	160	-
Increase (Decrease) in:
Trade accounts receivable	2,863	(314)	(2.189)
Deferred vessel lease payments		(543)	543
Insurance claims	(2,666)	(1,127)	(876)
Inventories	476	(171)	660
Advances to various creditors	373	308	(57)
Prepayments and other	2,340	243	632
Due from related Parties		-	(74)
Other Long Term Receivable	-	-	(1.841)
Increase (Decrease) in:
Due to related Parties		1,797	(234)
Accounts payable	(5,048)	663	2.473
Accrued liabilities	(2,474)	(658)	(75)
Unearned revenue	(1,039)	(496)	(3.007)

Net Cash provided by Operating Activities	6.576	35,602	15,779

Cash Flows (used in) provided by Investing Activities:

Vessel acquisitions	(136,678)	511	-
Insurance claims recoveries	2,656	1,310	872
Decrease / (Increase) in restricted cash	30,331	4,600	6,158
Net proceeds from sale of vessels		19,473	118,220
Net proceeds from sale of other fixed assets	156	254	35
Acquisition of other fixed assets	(836)	(416)	(356)

Net Cash (used in) provided by Investing Activities	(104.371)	25,732	124,929

Cash Flows provided by (used in) Financing Activities:

Proceeds from convertible debt		4,000	2,000
Proceeds from debt	111,670		2,782
Principal payments of debt	(44,774)	(40,674)	(27,637)
Prepayment of debt	(9,500)	(23,950)	(124,000)
Financial instrument termination payments	(5,000)	-	(364)
Proceeds from issuance of common stock, net of issuance costs	2,569	(27)	6,833
Repurchase and cancellation of common stock	(732)
Payment of financing costs	(2,680)	(842)	(616)

Net Cash provided by (used in) Financing Activities	51.553	(61,493)	(141,002)

Effect of exchange rate changes on cash		159	294

Net (decrease) increase in cash and cash equivalents	(46.242)	(159)	(294)

Cash and cash equivalents at beginning of year	46.242	-	-

Cash and cash equivalents at end of the period	-	-	- -

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	16,764	11,476	10,180
Capital leases	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value of below market time charter	-	-	-
Amounts owed for capital expenditures at the end of year	52	14	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.            Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiaries with vessels in operations, vessels under lease and other active companies as of December 31, 2011. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Shipowning Companies with vessels in operations at December 31, 2011	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Evian (acquired February 2008) (Note 9, 10)
2	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009) (Note 9)
3	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009) (Note 9)
4	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	UACC Sila (delivered March 2009) (Note 9)
5	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	UACC Shams (delivered March 2009) (Note 9)
6	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009) (Note 9)
7	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009) (Note 9)
	Other Companies	Date of Incorporation	Country of Incorporation	Activity
8	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
9	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services, through the ownership and operation of the vessels mentioned above. As of December 31, 2011 the Company determined that our Drybulk Business should be reflected as discontinued operations (Note 4). We have included the financial results of the Drybulk Business in discontinued operations for all periods presented. In the future, we may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

During 2009, 2010, and 2011, three, three and five charterers individually accounted for more than 10% of the Company's revenues as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Charterer	Year Ended December 31,
	2009	2010	2011
A	22%		11%
B	18%	19%
C		17%	20%
D	14%	16%	12%
E			12%
F			13%

Management of Company Vessels

As of December 31 2011, the Company had outsourced to Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of Company vessels, pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries on July 1, 2010.  The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees (accounting and reporting fee), with all other terms remaining unchanged.

In relation to M/T Delos in 2010 the Company had outsourced technical management and crewing to TMS Tankers whereas operational monitoring of the vessel was outsourced to Central Mare, a related party, both agreements effective from October 1, 2010. In June 1, 2011 the Company transferred the full management of M/T Delos to International Ship Management, a related party (Note 5) up to the date of the vessels lease termination on October 15, 2011.

Up to July 1, 2010, TOP Tanker Management Inc. was responsible for all of the chartering, operational and technical management of the Company's fleet for a fixed monthly fee per vessel.

Top Tanker Management had been subcontracting the day to day technical management of certain vessels to unaffiliated ship management companies (collectively the "sub-managers"). The sub-managers provided day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. The last agreement with V. Ships Management Limited was terminated on July 10, 2010 and the agreement with Interorient Maritime Enterprises Inc. was also terminated on June 30, 2010.

As of December 31, 2010 and 2011 the amount due to the sub-managers totaled $655 and $447 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

As of December 31, 2010 and 2011 the net amount due to Central Mare was $1,797 and $1,553 respectively and is included in Due to related parties, which are separately presented in the accompanying December 31, 2011 consolidated balance sheets (Note 5). Also as of December 31, 2011 the amount due to International Ship management was $8, and is included in Due to related parties, which is separately presented in the accompanying consolidated condensed balance sheets (Note 5). Together these payables comprise of the Due to related parties line item.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Management fees paid to related parties and management fees paid to third parties are being presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	December 31, 2009	December 31, 2010	December 31, 2011
Management Fees –Related Parties
Central Mare Inc (Note 5)		1,666	3,263
Titan Owning Company Ltd ("TMS Tankers") *		138
International Shipmanagement Inc			155
Total	-	1,804	3,418
Management Fees –Third Parties
ST Shipping and Transport Pte. limited		9	10
Titan Owning Company Ltd ("TMS Tankers")			384
Heidmar Inc			45
Interorient	11	11	0
V. Ships Management limited	327	99	0
Total	338	119	439

* Titan Owning Company Ltd ("TMS Tankers") was a related party in 2010, but is a related party no more as of December 31, 2011, since TMS's shareholders own less than 5% shares of the company.

2.            Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. InterCompany balances and transactions have been eliminated in consolidation.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

(c)
Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in General and administrative expenses in the accompanying consolidated statements of operations.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)
Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted (Note 11).

(f)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2010 and 2011 totaled $1,389 and 1,187, and is summarized as follows:

Provision for doubtful accounts

Balance, December 31, 2009	1,949
— Reversals / write-offs	(560)
Balance, December 31, 2010	1,389
—Additions
—Reversals / write-offs	(202)
Balance, December 31, 2011	1,187

(g)
Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount when collectability is probable.

(h)
Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(i)
Vessel Cost:  Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels (notes 4 and 9).

(k)
Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(l)
Long Lived Assets held for sale and discontinued operations: The Company classifies vessels as being held for sale when the following criteria are met: a. Management, having the authority to approve the action, commits to a plan to sell the asset, b. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, c. An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, d. The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, e. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale (Note 4).  The results of operations of a component that either has been disposed of or is classified as held for sale, are reported in discontinued operations if both of the following conditions are met: (i) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction (Note 4).

(m)
Other Fixed Assets, Net: Other fixed assets, net consists of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, while leasehold improvements are depreciated over the lease term, as presented below:

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (April 2018)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. As a result of this agreement we have made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. In September 1, 2011, the agreement was amended again and a new monthly rent was renegotiated. It was also agreed to revert occupancy in a larger area of the leased office space. The revision in useful life of these assets resulted in an accelerated depreciation of $565 in 2010 and $931 in 2011 included in the statement of operations.

(n)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of operations.

(o)	Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

(p)
Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(q)
Convertible Debt: The Company evaluates debt securities ("Debt") for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument.

(r)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(s)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2010 and 2011 amounted to $32 and $64 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(s)
Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues (Note 10).

As is common in the drybulk and tanker shipping industries, we pay commissions to ship brokers associated with arranging our charters. The commissions that we pay range from 1.25% to 9% of the total daily charter hire rate of each charter. Commissions are paid by the Company and are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are expensed as incurred

(t)
Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company's common stock on the grant date. Compensation cost for awards with graded vesting is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(u)
Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock  method weighted for the period the non-vested shares were outstanding, with the exception of the 147,244 shares, granted to the Company's CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 15).  The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive. Basic and diluted EPS is presented for continued and discontinued operations separately

(v)
Related Parties: The Company considers as related parties the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise.   Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of         directors, the CEO, the CFO, Vice President and CTO in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

(w)
Derivatives and Hedging:  The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

The fair value of derivative liabilities was not adjusted for nonperformance risk as the Company, as one of the parties to a derivative transaction expects to be able to perform under the contractual terms of its derivative agreements, such as making cash payments at periodic net settlement dates or upon termination.

(y)
Financial instruments: Financial instruments are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments' fair value are recognized in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(aa)
Recent Accounting Pronouncements: Based on the Company's evaluation of the following accounting pronouncements, their adoption would not have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" which requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendment does not change what items are reported in other comprehensive income. Additionally, in December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are effective for interim and annual financial periods beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements." This ASU represents the converged guidance of the FASB and the International Accounting Standards Board ("the Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments to this ASU are to be applied prospectively. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011.

(ab)
Segment Reporting: The Company had determined that it operated under two reportable segments, based on the way the Company's CEO reviewed operating results, as a provider of international seaborne transportation services, carrying petroleum products and crude oil ("Tanker Fleet") and, drybulk commodities for the steel, electric utility, construction and agri-food industries ("Drybulk Fleet"). As of December 31, 2011 the Company determined that it will discontinue the drybulk segment (Note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3.             Going Concern:

As of December 31, 2011, the Company was in breach of loan covenants with certain banks relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, book equity and asset cover. As a result of these covenant breaches and due to cross default provisions contained in all of the Company's bank facilities, the Company was in breach of all its loan facilities and has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $193,749 and $8,467 respectively (Note 11).

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt and financial instruments.

Our operating cash flow for 2012 is expected to decrease compared to 2011 as a result of the reduction in the size of the Company's fleet. Specifically, during the second half of 2011, the Company sold four dry bulk vessels and one product tanker and terminated the bareboat charter of M/T Delos. In addition, in the beginning of 2012 the M/V Evian (ex Voc Gallant) was redelivered from its bareboat charterers and entered the spot market at a time when charter rates were significantly lower than the rate it was earning under its previous employment.

Based on the Company's cash flow projections for 2012, cash provided by operating activities will not be sufficient to cover scheduled debt repayments as of December 31, 2011. As of the date of this report the Company is current in its debt and interest payments.

The company intends to take certain actions during 2012 in an effort to improve its liquidity.  Such actions may include the reduction of expenses; negotiations to defer part of the company's debt repayments or other expenses, such as management fees or lease termination payments, into future years or to release restricted funds; drawing down funds from existing equity lines, including under its equity line with Sovereign; equity or debt offerings; or asset sales.

4.            Assets Held for Sale and discontinued operations:

As of December 31, 2010, the Company had a total of five dry bulk vessels (three Panamax, one Supramax and one Handymax) under time charters, three of which were scheduled to expire during 2011. During 2011 management changed its outlook for the shipping markets and decided to sell its dry bulk vessels (Note 9).

The M/V Evian met the criteria to classify as held for sale at December 31, 2011 according to guidance in ASC 360.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Consequently the company has treated the vessel as held for sale and has classified it as a short term asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessel. The related loan is also classified as short term in a separate balance sheet line from the other short term debt. Finally the Company has recognized an impairment charge of $45,110 to reduce the carrying value to the fair value less costs to sell and has reported it in net income (loss) from discontinued operations in the accompanying statements of operations.

The company has classified the Drybulk segment as discontinued operations and all revenue and expenses related to this segment accordingly, except overhead costs because  a. the operations and cash flows of the Drybulk segment will be eliminated from the ongoing operations of the Company upon the sale of MV Evian and b. the Company will not have any significant continuing involvement in the operations of the Drybulk segment after aforementioned sale. Overhead costs were not allocated to discontinued operations because such expenses are not clearly identifiable as costs of the component that is being disposed.

The following table represents the revenues, impairment charge and net income (loss) from discontinued operations:

	Year Ended
	December 31,
	2009	2010	2011
Revenues	60,626	51,481	38,901
Impairment on vessels	-	-	114,674
Net income (loss)	22,835	11,704	(169,047)

The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of the Company's premises. As of December 31, 2010, the total contracted cost amounted to Euro 3,185 or $4,253 (based on the Dollar/Euro exchange rate as of December 31, 2010), out of which Euro 3,698 or $4,940 (based on the Dollar/Euro exchange rate as of December 31, 2010) was paid up to December 31, 2010 and is included in the Euro 3,789 or $5,059 (based on the Dollar/Euro exchange rate as of December31, 2010) renovation works. As of December 31, 2011, the total contracted cost amounted to Euro 3,221 or $4,168 (based on the Dollar/Euro exchange rate as of December 31, 2011), out of which Euro 3,741 or $4,840 (based on the Dollar/Euro exchange rate as of December 31, 2011) was paid up to December 31, 2011 and is included in the Euro 3,832 or $4,958 (based on the Dollar/Euro exchange rate as of December31, 2011) renovation works. The renovation works are included in "Other fixed assets, net", which are separately presented in the accompanying December 31, 2011 consolidated balance sheet and were initially depreciated over the lease period, which is 12 years. In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. In September 1, 2011, the agreement was amended again and a new monthly rent was renegotiated. It was also agreed to revert occupancy in a larger area of the leased office space. As a result of these agreements we have made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $565 for 2010 and $931 for 2011 respectively, included in the statement of operations.

(b)
Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: on May 12, 2010, the Company's Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, on a timeline that was determined by its executive officers in consideration of the vessels' schedule. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of Company vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries.

The Company pays a management fee of Euro 669.5 per day, per each vessel that is employed under a time charter or a voyage charter and a management fee of Euro 257.5 per day, per each vessel that is employed under a bareboat time charter. In addition, the management agreements provide for payment by the Company to Central Mare of: (i) a fee of Euro 103 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 515 for superintendent visits on board vessels, per vessel, for each day, per superintendent; (iii) chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (vi) a quarterly fee of Euro 258 for services rendered by Central Mare in connection with the Company's financial accounting services; (vii) a quarterly fee of Euro 82 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission and NASDAQ rules and regulations; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(x) an annual fee of Euro 10.3 per vessel, for the provision of information system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 92.7 per day, per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 154.5 per person, per day of eight hours. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be payable to Central Mare at cost.

The Letter Agreement was amended on January 1, 2012 to reduce management fees paid by us to Central Mare by approximately 35%. Effective retroactively from January 1, 2012, we will pay a quarterly fee of Euro 100 or $129 for the services rendered in relation to the company's maintenance of proper books and records and a quarterly fee of Euro 25 or $32 for services in relation to the financial reporting requirements of the company under Commission and NASDAQ rules and regulations.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

(c)
International Ship Management Inc. ("International"): on June 1, 2011, the Company decided to outsource all of the commercial and technical management of M/T Delos to International Ship Management Inc., or International, a related party controlled by the family of the Company's Chief Executive Officer, with terms similar to the ones between the company and Central Mare. The management agreement ended in October 15, 2011 when the bareboat charter of the vessel with the company was terminated. No termination fees were charged for the termination of the said agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(d)
Central Mare Inc. ("Central Mare") – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare furnishes the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company's Chief Executive Officer, the Company is obligated to pay annual base salary, a minimum cash bonus and stock compensation of 50,000 common shares of the Company to be issued at the end of each calendar year (see Note 14).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Executive Vice President and Chairman, the Company is obligated to pay annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement was suspended since it provides that it is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Financial Officer, the Company is obligated to pay annual base salary and stock compensation of 20,000 common shares which were issued on December 21, 2009, of which 10,000 common shares vested on December 21, 2010 and 10,000 vested on December 21, 2012 (Note 14). The initial term of the agreement expires on August 31, 2012, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Technical Officer, the Company is obligated to pay annual base salary and stock compensation of 24,999 common shares which were issued on October 29, 2010 and which vested ratably over a period of 15 months ended in December 2011(Note 14). The initial term of the agreement expired on August 31, 2011, however the agreement is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain employees to the Company, including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

As of December 31, 2011 the net amount due to Central Mare was $1,553 and is included in Due to related parties, which are separately presented in the accompanying December 31, 2011 consolidated balance sheets. The amount concerns $1,005 related to executive officers and other personnel expenses, $741 related to commissions on charter hire agreements and $11 related to superintendent fees and is partially offset by $204 that relates to prepaid management fees. Also as of December 31, 2011 the amount due to International Ship management was $8, and is included in Due to related parties, which is separately presented in the accompanying consolidated condensed balance sheets (Note 5).

The fees charged by Central Mare for the year ended December 31, 2011 are as follows (figures include continuing and discontinued operations):

Management Fees	5,575	Management fees related party - Statement of Operations
Executive officers and other personnel expenses	5,405	General and administrative expenses - Statement of Operations
Superintendent Fees	184	Vessel operating expenses - Statement of Operations
	39	Dry-docking costs - Statement of Operations
Commission for sale of vessels	1,216	Gain on sale of vessels - Statement of Operations
Commission on charter hire agreements	672	Voyage expenses - Statement of Operations
Total	13,901

(e)
Sovereign Equity Line Transaction: On August 24, 2011, the Company entered into a Common Stock Purchase Agreement with Sovereign Holdings Inc. ("Sovereign"), which is controlled by the Company's Chief Executive Officer and President.  In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000 of the Company's common shares, to be drawn from time to time at the Company's request in multiples of $500 over the following 12 months ("the Sovereign Equity Line Transaction"). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $0.45 per share and (ii) a per share price of 35% of the volume weighted average price of our common stock for the previous 12 trading days.  Also on August 24, 2011, the Company entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement.  In addition, on August 24, 2011, the Company entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

The Sovereign Equity Line Transaction was entered into to meet urgent short-term liquidity needs, especially the Company's debt service obligations. The discount at which the shares are sold under the equity line was evaluated in the context of the Company's urgent liquidity needs, the lack of alternatives available to the Company to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction that made the shares illiquid for Sovereign.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The Board established a special committee composed of independent directors (the "Special Committee") to consider the Sovereign Equity Line Transaction and make a recommendation to the Board.  In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for the Company or for Sovereign and obtained a fairness opinion from that investment bank.  On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in the Company's best interest and the best interests of its shareholders.  Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011 and the Company entered into the Agreement on that date.

The Company drew down $2,000 under the Common Stock Purchase Agreement at a price of $0.7793 per share on September 1, 2011, and on October 19, 2011, the Company drew down $5,000 at a price of $0.45 per share.

The Company has accounted for the Sovereign Equity Line Transaction as a freestanding financial instrument settled in its common stock. As such, according to guidance outlined in Accounting Standards Codification ASC 480-10, the obligation has been recognized in the balance sheet at fair value. The Company has recorded all changes in its fair value in earnings.

Financial instruments are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments' fair value are recognized in earnings.

(f)
Central Shipping Monaco SAM: On September 21, 2011, the Company entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of the Company's Chief Executive Officer and President. The monthly rent as of December 31, 2011 is Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011) adjusted annually by 3% and the yearly charge for utilities is Euro 4 or $5 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011). The company prepaid Central Shipping Monaco for the rent and utilities expense of one year and this is depicted in "Due from related parties" which are separately presented in the accompanying December 31, 2011 consolidated balance sheet. The prepayment amounts to Euro 57 or 74$ (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011).

(g)
Central Mare Inc. ("Central Mare") – Credit Facility: On July 16, 2011 we entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,329 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011) to be used for general working capital purposes. We have undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 0% for the first five months and 8% per annum for the following seven months.

(h)
Shipping Financial Services Inc Credit Facility: On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($ 453 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011) to be used for general working capital purposes. We have undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 8% per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.             Leases:

A.	LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

i)	Sale and Leaseback of Vessels:

The Company entered into sale and leaseback transactions in 2005 and 2006 for eighteen vessels. During 2009, the Company terminated the last five bareboat charter agreements related to these sales and leaseback transactions, which resulted to termination fees and expenses amounting to $15,391, which are included in the Lease Termination Expenses in the accompanying consolidated statements of operations. The bareboat charter agreements the Company entered into in 2005 and 2006 were accounted for as operating leases and the gain on the sale was deferred and was amortized to income over the lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection).

The amortization of the deferred gain on sale and leaseback of vessels and write-off of seller's credit of $7,799, $0 and $0 for the years ended December 31, 2009, 2010 and 2011, respectively, is separately reflected in the accompanying consolidated statements of operations.

ii)	Operating Lease M/T Delos:

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. Additionally, the Company agreed to pay $480 together with the first hire. The bareboat charter agreement was accounted for as operating lease. Charterers had certain options by the end of the normal charter period (five years) to purchase the vessel.

During the years ended December 31, 2009, 2010 and 2011, lease payments relating to the bareboat charters of the vessel were $0, $480 and $2,380, respectively and are included in  Charter hire expense in the accompanying consolidated statements of operations. In October 15th, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in "Lease Termination Expense" in the accompanying consolidated statements of operations.

iii)	Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. As of December 31, 2007, the monthly rent was Euro 120 or $177 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2007) adjusted annually for inflation increase plus 1%. In November 2007, the agreement was amended and the new monthly rent starting February 2008 became Euro 116 or $167 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) with all other terms remaining unchanged. In September 2010 the agreement was further amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. In September 1, 2011, the agreement was amended again and the new monthly rent was renegotiated down to Euro 8 or $10 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011). It was also agreed to revert occupancy in a larger area of the leased office space. All other terms of the lease remained unchanged. General and administrative expenses for the years ended December 31, 2009, 2010 and 2011 include $2,041, $1,653 and $531, respectively, for rent expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2011). General and administrative expenses for the years ended December 31, 2009, 2010 and 2011 include $31, $27 and $19, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and it expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. On November 15, 2011 the agreement was extended for another year with all terms remaining unchanged. The monthly rent is GBP 26 or $40 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2011). General and administrative expenses for the year ended December 31, 2009, 2010 and 2011 include $66, $487 and $498, for rent expense.

In September 2011, Top Ships Inc. entered into a lease agreement for office space in Monaco with Central Shipping Monaco SAM, a company which is controlled by the Company's Chief Executive Officer and President. The current monthly rent is Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011). General and administrative expenses for the year ended December 31, 2011 include $23 for rent expense.

iv)	Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2011, related to the existing at December 31, 2011 leases are as follows:

Year ending December 31,	Office Lease
2012	116
2013	119
2014	121
2015	124
2016	126
2017 and thereafter	172
778

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

        B.    LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSOR

i) Charter agreements:

All of the Company's time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of December 31, 2011, the Company operated seven owned vessels, all operating under bareboat charters.

Future minimum time-charter receipts, based on vessels committed to non-cancellable time and bareboat charter contracts that expire in more than one year, as of December 31, 2011, are as follows:

Year ending December 31,	Time Charter receipts
2012	27,834
2013	27,758
2014	27,758
2015	27,758
2016	27,834
2017 and thereafter	53,416
192,358

On January 11, 2010, the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  Furthermore, on January 26, 2011, the Company announced that it had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. The Company has been examining this unilateral reduction and intends to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter. On April 29, 2011 and May 25, 2011 the Company announced that it repossessed the M/T Ionian Wave and M/T Tyrrhenian Wave from their previous Charterer and delivered the vessels to a major Charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000. The vessels were subsequently renamed to M/T UACC Sila and M/T UACC Shams respectively.

7.             Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2010	December 31, 2011
Bunkers	253	0
Lubricants	347	0
Consumable stores	60	0
	660	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8.             Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2010	December 31, 2011
Prepaid expenses	295	334
Other receivables	1,888	1,217
	2,183	1,551

9.             Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2008	447,161	(32,646)	414,515
—Acquisitions	296,661		296,661
—Depreciation		(31,585)	(31,585)
—Impairment	(56,257)	19,619	(36,638)
Balance, December 31, 2009	687,565	(44,612)	642,953
—Acquisitions	(555)		(555)
—Disposals	(15,000)	714	(14,286)
—Depreciation		(32,376)	(32,376)
Balance, December 31, 2010	672,010	(76,274)	595,736
—Disposals	(213,239)	32,936	(180,303)
— Vessel held for sale	(10,414)	0	(10,414)
—Impairment	(152,250)	37,577	(114,673)
—Depreciation	0	(25,327)	(25,327)
Balance, December 31, 2011	296,107	(31,088)	265,019

During 2009, the Company took delivery of six product / chemical tankers M/T Miss Marilena, M/T Lichtenstein, M/T Ionian Wave, M/T Tyrrhenian Wave, M/T Britto, and M/T Hongbo for a total book value of $296,661.

During 2009, the Company performed the undiscounted cash flow test for all of its vessels as of December 31, 2009 and determined that the carrying amounts of these two vessels, M/T Dauntless and M/T Ioannis P were not recoverable by their undiscounted cash flows indicating impairment. The Company measured the impairment loss on the basis of vessels' fair market value determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. The resulting impairment charge of $36,638 for the year ended December 31, 2009 is included in Impairment on vessels, which is separately reflected in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility in both tanker and drybulk segments and to a further decrease in vessel values. These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

In September 2010, the Company entered into an agreement to sell the vessel M/T Dauntless to an unrelated third party for a consideration of $20.1 million. The vessel was delivered to its new owners on November 5, 2010. A gain from the sale of $5,101 was recognized upon vessel's delivery.

In June 2011 the Company tested the MV Evian for impairment and assigned a high probability to sell the M/V Evian upon the expiration of its charter. This assumption significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessel's carrying value. Consequently the Company wrote the vessel down to fair value less costs to sell and recognized an impairment charge of $32,076. In December 2011 the company classified the MV Evian as held for sale (see note 4) and wrote the vessel down to fair value less costs to sell, resulting in an additional impairment charge of $13,034.

In July 2011, the Company entered into an agreement to sell the vessel M/V Astrale to an unrelated third party for a consideration of $23,000. The vessel was delivered to its new owners on July 26, 2011. The Company has recorded an impairment charge of $40,023 to write down the carrying amount of the vessel to fair market value less costs to sell.

In July 2011, the Company entered into an agreement to sell the vessel M/V Amalfi to an unrelated third party for a consideration of $18,000. The vessel was delivered to its new owners on August 31, 2011. The Company has recorded an impairment charge of $29,541 to write down the carrying amount of the vessel to fair market value less costs to sell.

In September 2011, the Company entered into an agreement to sell the vessel M/V Cyclades to an unrelated third party for a consideration of $20,510. The vessel was delivered to its new owners on November 1, 2011. A loss from the sale of $39,960 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of operations.

In November 2011, the Company entered into an agreement to sell the vessel M/T Ioannis P. to an unrelated third party for a consideration of $23,500. The vessel was delivered to its new owners on November 21, 2011. A gain from the sale of $2,641 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of operations.

In December 2011, the Company entered into an agreement to sell the vessel M/V Pepito to an unrelated third party for a consideration of $36,617. The vessel was delivered to its new owners on December 29, 2011. A loss from the sale of $25,225 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of operations.

The results of the above sold vessels during 2011 except for M/T Ioannis P, have been reported as net income (loss) from discontinued operations in the accompanying statements of operations. M/T Ioannis P sale result has been reported as Gain on sale of vessels in the accompanying statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.           Fair Value Of Below Market Time Charter:

In November and December 2007 and February 2008, the Company acquired drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43,259, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of below market time charter of $16,140 was written-off to the loss from the sale of vessel. For the year ended December 31, 2009, 2010 and 2011 the amortization of the fair value of the time charter contracts totaled $3,911, $0 and $0 respectively and is included in net income (loss) from discontinued operations in the accompanying consolidated statement of operations.

11.           Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31,	December 31,
	2010	2011
RBS
The Company / Dauntless, Ioannis P	26,706	0
HSH
Amalfi / Amalfi	20,358	0
Jeke / Evian (ex Papillon)**	21,708	0
Warhol / Miss Marilena	35,572	32,932
Indiana / Tyrrhenian Wave	25,857	23,911
Britto / Britto	31,696	29,500
DVB
Banksy / Ionian Wave	22,659	21,110
Hongbo / Hongbo	28,354	26,306
Hongbo / Bridge Loan	5,328	4,928
Japan II / Astrale	26,090	0
ALPHA
Japan III / Cyclades	22,889	0
Lichtenstein / Lichtenstein	34,538	29,179
EMPORIKI
Japan I / Pepito	34,203	0
CENTRAL MARE INC
The Company	0	2,147
SHIPPING FINANCIAL SERVICES INC
The Company	0	396

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

CONVERTIBLE LOANS
LAURASIA TRADING
The Company	1,878	3,942
Debt Discount	(1,213)	(371)
SANTA LUCIA HOLDINGS
The Company	1,877	0
Debt Discount	(1,123)	0
Total	337,377	173,980
Less-current portion	(337,377)	(173,980)

Borrower / Vessel(s)	December 31,	December 31,
	2010	2011
Jeke / Evian (ex Papillon)**	0	19,769
Debt related to Vessel held for sale	0	19,769

(a) RBS:

On November 21, 2011, the Company repaid in full the outstanding loan balance of the RBS revolving credit facility of $26,165.

(b) HSH:

As of December 31, 2011, the Company's subsidiaries had a total outstanding balance with HSH of $107,277, excluding unamortized financing fees of $1,164, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

Amalfi: Following the sale of the vessel, the $19,433 then outstanding under the loan were fully repaid in August 2011. On the same date we terminated one of the four Swaps that were related to this facility by paying $364.

Jeke: At December 31, 2011, Jeke had a loan outstanding of $19,932, maturing in February 2015, excluding unamortized financing fees of $162,which bears interest at LIBOR plus a margin (as of December 31, 2011 the margin was 3.125%). The applicable interest rate as of December 31, 2011 is 3.55%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of the outstanding swaps. The minimum required percentage is set at 130% up to November 2011 and 135% from then on until maturity, ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel which is free of any security interest (other than a permitted security interest and other than ordinary bankers' liens which have not been enforced or become capable of being enforced) v) no dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant and vi) cross collateralization of the two facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

As of December 31, 2011, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants. The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. On April 1, 2011, HSH has been charging the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

Product Tanker Financing

Warhol: At December 31, 2011, Warhol had a loan outstanding of $33,246, maturing in February 2019, excluding unamortized financing fees of $313,which bears interest at LIBOR plus a margin (as of December 31, 2011 the margin was 3.75%). The applicable interest rate as of December 31, 2011 is 4.22%.
Indiana: At December 31, 2011, Indiana had a loan outstanding of $24,279, maturing in March 2019, excluding unamortized financing fees of $368, which bears interest at LIBOR plus a margin (as of December 31, 2011 the margin was 3.75%). The applicable interest rate as of December 31, 2011 is 4.32%.
Britto: At December 31, 2011, Britto had a loan outstanding of $29,821, maturing in May 2019, excluding unamortized financing fees of $321, which bears interest at LIBOR plus a margin (as of December 31, 2011 the margin was 3.75%). The applicable interest rate as of December 31, 2011 is 4.23%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2011, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. The minimum required percentage is set at 120% up to October 2012 and 125% from then on until maturity, ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA required to be greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel which is free of any security interest (other than a permitted security interest and other than ordinary bankers' liens which have not been enforced or become capable of being enforced), v) no dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

As of December 31, 2011, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants.  The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. On April 1, 2011, HSH has been charging the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(c)   DVB:

As of December 31, 2011, the Company's subsidiaries had a total outstanding balance with DVB of $53,364, excluding unamortized financing fees of $1,020, under two facilities (bulker financing and product tanker financing).

Bulker Financing

 Japan II: Following the sale of the vessel in July 2011, the $25,126 then outstanding under the loan were fully repaid.

Product Tanker Financing

Tranche A:

Tranche A-Banksy: As of December 31, 2011, Banksy had a loan outstanding of $21,600, excluding unamortized financing fees of $490, which bears interest at LIBOR plus a margin (as of December 31, 2011the margin was 2.25%). The applicable interest rate as of December 31, 2011 is 4.23%.

Tranche A-Hongbo: As of December 31, 2011, Hongbo had a loan outstanding of $26,836, excluding unamortized financing fees of $530, which bears interest at LIBOR plus a margin (as of December 31, 2011the margin was 1.55%). The applicable interest rate as of December 31, 2011 is 3.53%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2011, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

Tranche B:  On July 31, 2009, the Company amended its $80,000 product tanker facility with DVB in order to take account of a bridge loan (Top Up Loan) of $12,512 used in the financing of the delivery installment of the M/T Hongbo. The bridge loan was payable in full on July 30, 2010. Furthermore, the facility included a cash sweep mechanism whereby 100% of the aggregate of any excess cash being hire earned by M/T Hongbo and M/T Ionian Wave above capital repayments in connection with the relevant loan tranches and interest expenses in connection with relevant tranches and the Top Up Loan, was applied on a quarterly basis as prepayment against the outstanding Top Up Loan, starting on September 16, 2009. During 2009, the Company has prepaid a total amount of $1,313 of the Top Up Loan in accordance with the cash sweep mechanism. In March and June 2010, the Company prepaid an additional amount of $550 and $587, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

On December 1, 2010 the Company has entered into an amended agreement with DVB Bank which among other changes, reassigned the distribution of the outstanding loan facility between the two vessels that were financed and cross-collateralized this facility with the Bulker facility. In addition, the Company obtained waivers for covenant breaches until the end of the year 2010 and restructured the loan relating to the acquisition of the product tankers the M/T Ionian Wave and M/T Hongbo part of which, the Top Up Loan, was due to be repaid on July 30, 2010. Pursuant to the termsheet signed ahead of this agreement, the Company made a partial repayment of $7,710 against the Top Up Loan, out of which $3,710 was funded by cash on hand and $4,000 by two unsecured bridge loan financing facilities with unrelated third parties, Laurasia Trading and Santa Lucia Holdings.

As of December 31, 2011 the outstanding amount of the Top Up Loan, renamed to Tranche B, was $4,928, which bears interest at LIBOR plus a margin (as of December 31, 2011 the margin was 2.25%). The applicable interest rate as of December 31, 2011 is 4.23%.

In connection with the July 2009 amendment of the product tanker financing, the Company issued 1,251,240 common shares to Hongbo Shipping Company Limited, a wholly owned subsidiary, who pledged these shares in favor of DVB. The Company is in the process of canceling these common shares.

The facility, as amended on December 1, 2010, contains various financial covenants, including (i) minimum required security cover whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding amounts relating to Tranche B) and the fair value of the outstanding swaps, (ii) minimum net asset value of $0 until 31 December 2010 and thereafter $225,000, calculated on an annual basis, (iii) book equity required to be greater than $180,000, (iv) minimum Free Cash of $2,500 until December 2010 and thereafter minimum cash balances of $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included); and (v) EBITDAR/Interest Expense: minimum 1.00:1.00 until 31 December 2010 and 1.50:1.00 thereafter.

As of December 31, 2011, the Company was in breach the net asset value, the book equity, the minimum cash balance as well as the cross default provision of the product tanker financing as a result of covenant breaches in other credit facilities.  As of the date of this report we are in discussions with DVB in relation to covenants.

(d) ALPHA:

As of December 31, 2011, the Company's subsidiaries had a total outstanding balance with ALPHA of $29,400, excluding unamortized financing fees of $221 under two facilities (bulker financing and product tanker financing).

Bulker Financing

Japan III: Following the sale of the vessel in November 2011, the $20,750 then outstanding under the loan were fully repaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Product Tanker Financing

Lichtenstein: At December 31, 2011, Lichtenstein had a loan outstanding of $29,400, maturing in February 2019, excluding unamortized financing fees of $221, which bears interest at LIBOR plus a margin (as of December 31, 2011 the margin was 3%). The applicable interest rate as of December 31, 2011 is 3,31%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth required to be greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and iv) minimum cash balances of $25,000.

The facility, among other things, provides for the following: i) margin from of 3% up to March 31, 2010. Thereafter, the margin would be adjusted to 2.25%. As of the date of this report, due to covenant breaches, the margin continues being 3%, ii) cross collateralization of this facility with the bulker facility.

As of December 31, 2011, the Company was not in compliance with the asset maintenance, the adjusted net worth, the book equity and the minimum cash balance covenants. Pursuant to an amendment to the loan agreement dated October 14, 2011 the covenant breaches of asset maintenance, adjusted net worth and minimum cash balance covenants were waived until February 28, 2012 but the margin remained at 3%.As of the date of this report we are in discussions with ALPHA in relation to covenants.

(e)   EMPORIKI:

Following the sale of the vessel in December 2011, the $29,525 then outstanding under the loan were fully repaid.

Other loans

Laurasia Trading Ltd Credit Facility:

On August 6, 2010, the Company entered into an unsecured bridge loan financing facility with an unrelated party for $2,000. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010.

The Company had undertaken to repay the loan by August 17, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $4, meaning that a full repayment by means of shares will result in a transfer of 0.5 million shares to Laurasia Trading Ltd. However the number of shares cannot exceed 15% of the Company's total number of outstanding shares due to anti-takeover provisions in the Company's Stockholders Rights Agreement, unless the board specifically agrees to allow a shareholder to exceed such limit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Since the Company's stock price was above the debt conversion price of $4 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with the Financial Accounting Standards Board's, or FASB's, Codifications topic 470-20 "Debt with Conversion and Other Options" the Company  have calculated the beneficial conversion feature to be $2,000 at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of the Company's stock at the time of issuance. The Company recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in the Company's Consolidated Statement of Operations for the year ended December 31, 2010 was $833 of which $787 is non-cash amortization of the debt discount and $46 is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $ 1,213.

On February 15, 2011, the Company entered into an amendment of the initial facility which provides for a new repayment date, specifically, February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On that same date the Company also entered into a new unsecured bridge loan facility for $2,000. The Company has undertaken to repay the loan by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be payable in cash at the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $4. The total shareholding of Laurasia, resulting from both facilities, cannot exceed 15% of the Company's total number of outstanding shares due to anti-takeover provisions in the Company's Stockholders Rights Agreement unless the board specifically agrees to allow a shareholder to exceed such limit. The loan bears an interest of 8.0% per annum.

On January 20, 2012, the Company amended both Laurasia loans that now bear an interest of 8% and are due to be repaid on August 15, 2012, with no other change to the terms of the debt or the conversion feature.

The total interest expense related to the facility in the Company's Consolidated Statement of Operations for the year ended December 31, 2011 was $3,100 of which $2,841 is non-cash amortization of the debt discount and $259 is the contractual interest. As of December 31, 2011, the unamortized debt discount was $371.

As of December 31, 2011, the outstanding amount was $4.0 million.

Santa Lucia Holdings Ltd Credit Facility:

On August 16, 2010, the Company entered into an unsecured bridge loan financing facility with an unrelated party for $2,000. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. In September 1, 2011 we fully repaid the $2,000 outstanding in cash. The loan granted the right to the lender to get repaid via cash or stock, In case repayment or part repayment had been made in shares, the number of shares would have been calculated as the dollar amount of the liability as of the repayment date divided by $4, meaning that a full repayment by means of shares would have resulted in a transfer of 0.5 million shares to Santa Lucia Holdings Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Since the Company's stock price was above the debt conversion price of $4 on August 16, 2010, the conversion feature contained a beneficial share settlement option  and in accordance with FASB's Codifications topic 470-20 "Debt with Conversion and Other Options" we have calculated the beneficial conversion feature to be $1,800 at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. The Company recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in the Company's Consolidated Statement of Operations for the year ended December 31, 2010 was $722 of which $677 is non-cash amortization of the debt discount and $45 is the contractual interest at an interest rate of 6% per year. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2011 was $1,203 of which $1,123 is non-cash amortization of the debt discount and $80 is the contractual interest at an interest rate of 6% per year. As of December 31, 2011 the unamortized debt discount was $0.

Shipping Financial Services Inc Credit Facility:

On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($ 453 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011) to be used for general working capital purposes. The Company has undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 8% per annum. As of December 31, 2011, the outstanding amount was Euro 350 ($ 453 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011).

Central Mare Inc Credit Facility:

On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 1,800 ($ 2,329 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011)  to be used for general working capital purposes. Part of this facility was used to prepay the loan of the MV Astrale following its sale. The Company has undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 0% for the first five months and 8% per annum for the following seven months. As of December 31, 2011, the outstanding amount was Euro 1,800 ($ 2,329 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011).

Loans Securities: All secured loans are secured as follows:

Mortgages over the Company's vessels;
Assignments of insurance and earnings of the mortgaged vessels;
Corporate guarantee of TOP Ships Inc;
Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of December 31, 2011, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), book equity, adjusted net worth, the asset cover with certain banks, as well cross-default covenants with all banks. As a result of these covenant breaches with all the banks, the Company has classified again all its debt and financial instruments as current.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Interest Expense: Interest expense for the years ended December 31, 2009, 2010 and 2011, amounted to $11,009, $11,241 and $10,068 respectively and is included in interest and finance costs in the accompanying consolidated statements of operations (Note 17).

Financing Costs: The additions in deferred financing costs amounted to $696 and $971 during the years ended December, 31 2010 and 2011, For 2011 this figure is mainly due to the two new bridge loans that the Company entered into in 2011, extensions to the maturity of some of the Company's bridge loans and a restructuring of the RBS facility.

The weighted average interest rates, as of December 31 2010 and 2011, excluding all swaps, were 2.83% and 4.01%, respectively.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $167,461 and $44,438 as of December 31, 2010 and 2011, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2011, are as follows:

Year ending December 31, 2011	Amount
Principal payments	196,823
Excluding unamortized financing fees Excluding unamortized debt discount	(2,702) (371)
193,750

12.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13.           Common Stock and Additional Paid-In Capital:

Share Repurchase Program: During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $25 per share with a duration of one year.

The Company continued its repurchase program until February 3, 2009. During the first two months of 2009 the Company repurchased an amount of 35,860 shares from the open market. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $728 respectively.

All the outstanding shares that have been repurchased under this program are held initially as treasury stock and are subsequently cancelled. Consequently, the outstanding amount of 35,860 shares was cancelled effective as of February 25, 2009.

Issuance of common stock: On July 1, 2009, the Company entered into a standby equity distribution agreement (the "SEDA") with YA Global Master SPV Ltd.

Under the SEDA the Company issued an amount of 223,000 shares of common stock. As a result, the Company's common stock and additional paid-in capital were increased by $22 and $2,520, respectively as of December 31, 2009, net of issuance costs. The total net proceeds, after commissions, amounted to $2,936. During 2010 and 2011until May 2011 when the SEDA agreement was terminated, no further shares have been sold to YA Global under the SEDA.

Reverse Stock Split: On June 24, 2011, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been adjusted to reflect this stock split. The par value of the Company's common shares remained unchanged at $0.01 per share.

14.           Stock Incentive Plan:

Starting on July 1, 2005 and on various grant dates (the "grant dates") thereafter, as outlined below, the Company granted shares pursuant to the Company's 2005 Stock Incentive Plan as from time to time amended ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. The granted shares have no exercise price and constitute a bonus in nature.

In the case where restricted shares were granted, there were signed "Restricted Stock Agreements" between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the shares, subject to the following restrictions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

i.
Grants to Company's CEO. The Company's CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares other than to a Company, which is wholly owned by the Company's CEO. The restrictions lapse on the earlier of (i) the time specified in the relevant Restricted Stock Agreement or (ii) the termination of the Company's CEO employment with the Company for any reason. As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

ii.
Grants to Other Participants. The Participants (officers, independent and executive members of the Board, Company's employees and consultants) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares. The restrictions lapse on the time specified in the relevant Restricted Stock Agreement conditioned upon the Participant's continued employment with the Company from the date of the agreement until the date the restrictions lapse (the "vesting period").

In the event the Participant's employment with the Company terminates for any reason before the end of the vesting period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the vesting period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other than the CEO Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

The following table presents grants pursuant to the Plan's issuance from 2007 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock based compensation is expensed)
July 11, 2007	21,333	11,333 to 6 Directors and 10,000 to 2 Officers and Employees	proportionately over a period of 4 years
January 22, 2008	19,756	2 Officers and Employees	proportionately over a period of 4 years
July 1, 2008	50,000	CEO	on the grant date
September 2, 2008	266	Officer	proportionately over a period of 6 months
September 2, 2008	266	Officer	proportionately over a period of 6 months
September 2, 2008	1,000	Employee	proportionately over a period of 3 years
September 2, 2008	37,500	Non-Executive Directors	proportionately over a period of 5 years
September 4, 2008	147,243	CEO	In the event of change of control
October 21, 2009	3,032	Officer	on the grant date
December 21, 2009	30,000	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	50,000	CEO	on the grant date
December 21, 2009	30,000	CFO	100,000 will vest immediately and the rest proportionately over a period of 2 years
October 29, 2010	5,882	Officer	on the grant date
October 29, 2010	24,999	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	49,999	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	50,000	CEO	on the grant date
December 1, 2011	50,000	CEO	on the grant date

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008 and the 1:10 reverse stock split effected on June 24, 2011.

A summary of the status of the Company's non-vested shares as of December 31, 2011 and movement during the year ended December 31, 2011, is presented below:

Non-vested Shares		Weighted average grant date fair value
As of January 1, 2011	261,511	$38.5
Granted	50,000	2.49
Vested	(131,217)	11.85
Forfeited	(50)	98.63
As of December 31, 2011	180,244	47.95

The compensation expense recognized in the years ended December 31, 2009, 2010 and 2011 was $3,467, $2,024 and $1,412 and is included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2011, the total unrecognized compensation cost related to non-vested share awards is $430, which is expected to be recognized by December 31, 2014. The weighted average grant date fair value of shares granted, vested and forfeited for the years 2009, 2010 and 2011 was 48.5, 38.5 and 47.95 respectively.

The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 was $1,115, $807 and $458 respectively.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2009, 2010 and 2011.

15.           Earnings (loss) Per Common Share:

All shares issued (including non-vested shares issued under the Plan) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income / (loss) attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 147,244 shares, granted to the Company's CEO, which will vest in  the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The components of the calculation of basic and diluted earnings per share for continued and discontinued operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year Ended December 31,
	2009	2010	2011
Net (loss) income from continued operations	$(73,031)	$(9,191)	$(20,065)
Net (loss) income from discontinued operations	22,835	11,704	(169,047)
Less: Undistributed earnings allocated to non-vested shares	$-	$(177)	$-
Net (loss) income available to common shareholders	$(50,196)	$2,336	$(189,112)

Weighted average common shares outstanding, basic	2,823,059	3,075,278	6,304,679

Weighted average common shares outstanding, diluted	2,823,059	3,077,741	6,304,679

(Loss) income per common share, basic and diluted

From discontinued operations	$(25.87)	$(2.99)	$(3.18)
From continued operations	8.09	3.81	(26.81)

For the years ended December 31 2009, 2010 and 2011, 224,111, 261,511 and 180,244 shares respectively, which constitute the number of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

16.           Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are as follows:

Voyage Expenses	Year Ended December 31,
	2009	2010	2011
Port charges	(4)	(46)	931
Bunkers	332	484	5,171
Commissions	790	839	974
Total	1,118	1,277	7,076

Vessel Operating Expenses	Year Ended December 31,
	2009	2010	2011
Crew wages and related costs	7,251	3,090	2,485
Insurance	1,842	872	303
Repairs and maintenance	2,845	715	766
Spares and consumable stores	3,009	1,399	1,103
Taxes (Note 18)	85	14	16
Total	15,032	6,090	4,673

17.           Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2009	2010	2011
Interest on debt (Note 11)	7,665	7,428	7,152
Less: Capitalized interest	(1,461)
Commitment fees	153
Bank charges	304	56	(96)
Amortization and write-off of financing fees	1,789	1,653	1,365
Amortization of debt discount		1,464	3,965
Total	8,450	10,601	12,386

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

18.           Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying consolidated statements of operations.

Pursuant to the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

19.           Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of loans, accounts payable due to suppliers, interest rate swap agreements and an interest rate derivative product.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding under its loan agreements on which it pays interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements.

b)	Concentration of Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

c)
Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The estimated fair value of the Company's derivatives, seen below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2011				December 31, 2010**	December 31, 2011
EGNATIA	1	$10,000	7 years	July 3, 2006	4.76%	$(1,072)	$(684)
HSH NORDBANK	2	$8,832	5 years	March 27, 2008	4.60%	$(725)	$(375)
EMPORIKI	3	$20,000	7 years	March 30, 2008	10.85%	$(4,950)	$(3,863)
HSH NORDBANK	4	$11,099	7 years	July 15, 2008	5.55%	$(1,966)	$(1,951)
HSH NORDBANK	5	$12,851	4 years	June 28, 2010	4.73%	$(1,528)	$(1,502)
DVB	6	$28,477	3 years	March, 19, 2009	2.095%	$(496)	$(92)
		$91,259				$(10,737)	$(8,467)

** Our interest rate swap arrangements as of December 31, 2010 were valued at $12,938. The table above serves to compare the swap agreements that we had on December 31, 2011 with their equivalent value on December 31, 2010. The difference between the value of the swap agreements as depicted in the above table and last year's the reported number is $2,201 and is due to the fact that six of the swaps we had as of December 31, 2010 either matured or were novated or terminated during 2011.

SWAP Nr 6 expired in March 2012.

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2011, the Company's outstanding interest rate swaps had a combined notional amount of $91,259.

The Company follows the accounting guidance for Fair Value Measurements and Disclosures. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The Company pays a fixed rate and receives a variable rate for its interest rate swaps. The variable rate is based on the LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of those derivatives determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2011, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated financial statements.

The following table summarizes the valuation of the Company's assets measured at fair value on a non-recurring basis as of December, 31, 2011:

Items Measured at Fair Value on a Nonrecurring Basis
Fair Value Measurements
		Quoted prices	Significant other
		in active markets	observable	Unobservable
	December 31, 2011	for identical assets	inputs	Inputs	Gains/
Non – Recurring Measurements:		Level 1	Level 2	Level 3	(Losses)
Long-lived assets held for sale	$10,414		$10,414		$(45,110)

In accordance with the provisions of relevant guidance, long-lived asset held for sale with a carrying amount of  $55,524 were written down to their fair value of $10,414, resulting in an impairment charge of $45,110, which is included in net income (loss) from discontinued operations in the accompanying statements of operations..

The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company has classified long-lived asset held for sale as Level 2.

The impairment tests the Company conducted as of December 31, 2011, showed that there are no impairment indications, since the carrying amounts of our long-lived assets are recoverable from their undiscounted cash flows. Hence, the Company is not required to write down any long-lived assets to their fair values.

The following table summarizes the valuation of our financial instruments as of December 31, 2011:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$8, 467	-	$8,467	-

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Gain / (loss) on financial instruments" in its consolidated statement of operations as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of operations are presented below (figures include continuing and discontinued operations):

	Liability Derivatives
	December 31, 2010		December 31, 2011
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Current portion of financial instruments	$12,938	Current liabilities – Current portion of financial instruments	$8,467
Total Derivatives not designated as hedging instruments		$12,938		$8,467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2011
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

		Amount of (Loss) or Gain Recognized in Statement of Operations

Derivative Instruments not designated as hedging instruments	Location of (Loss) or Gain recognized in Income on Derivative	December 31, 2009	December 31, 2010	December 31, 2011
Interest rate swaps	(Loss) / gain on financial instruments	$(2,635)	$(865)	$(2,835)

Total (Loss) / Gain on Derivatives		$(2,635)	$(865)	$(2,835)

The Company has treated the Sovereign transaction as a freestanding financial instrument settled in the Company's common stock according to guidance under ASC 480-10 and as such the obligation is recognized in the balance sheet at fair value with changes in its fair value recorded in earnings. However the Company hasn't recognized an obligation deriving from the Sovereign financial instrument as of December 31, 2011 since the Company is not obliged in any way to issue shares further shares or draw down the remaining $3 million under the Sovereign Transaction and has made no commitment to Sovereign to do so. Hence the instrument is not valued and hence there were no changes in its fair value to be recorded in earnings.

20.           Equity line discount:

As mentioned above the Company effected two transactions under the Sovereign contract (see note 5 "Transactions with Related Parties") in September 1, 2011 and October 19, 2011. The difference between the quoted market price at those dates and the issuance price amounting to $23,406 is recognized in equity under line item "Additional paid-in capital". Changes in the fair value of the obligation, if any, between the drawdown date and share issuance date are recognized in the P&L, but since at both transaction dates the issuance of shares was done on the same day as the drawdown, there is no fair value change in the obligation, hence no effect on the consolidated statement of operations of the Company.

21.           Other Long Term Receivable

In September 5, 2011 we terminated the charter of M/V Cyclades in order to sell the vessel. Since the daily charter rate that we were receiving was higher then what the market was paying at the time, the charterer realized a benefit from this termination and hence agreed to pay the Company a termination fee. This termination fee amounts to $4.6 per day and will be collected over the period of the terminated charter party (up to February 2, 2014). The following table summarizes the termination fees receivable per year after 2012.

Year ending December 31,	Termination fee receipts
2013	1,688
2014	153
1,841

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31,
	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	-	-
Due from subsidiaries	294,634	266,859
Due from related parties-central	(1,313)	(727)
Other current assets	341	393
Total current assets	293,662	266,525
NON CURRENT ASSETS
Investments in subsidiaries	314,766	105,149
Restricted cash	421	952
Other non-current assets	239	193
Total non-current assets	315,426	106,294
Total assets	609,088	372,819

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of debt	28,125	6,113
Due to subsidiaries	321,591	287,901
Current portion of financial instruments	2,699	684
Other current liabilities	1,191	1,437
Total current liabilities	353,606	296,135

NON CURRENT LIABILITIES
Other non-current liabilities	-	-
Total non-current liabilities	0	0

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock $0.01 par value; 1,000,000,000 shares authorized
3,420,067 and 17,147,534 shares issued and outstanding at December 31, 2010 and 2011	322	171
Additional paid-in capital	282,118	292,583
Accumulated other comprehensive income	37	37
Accumulated deficit	(26,995)	(216,107)
Total stockholders' equity	255,482	76,684
Total liabilities and stockholders' equity	609,088	372,819

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2009	2010	2011
EXPENSES
General and administrative expenses	12,910	11,591	13.153
Foreign currency gains, net	(17)	(49)	37
Operating loss	(12,893)	(11,542)	(13.190)
OTHER (EXPENSES) / INCOME
Interest and finance costs	(2,457)	(3,301)	(5.732)
Loss / (gain) on financial instruments	1,439	(1,058)	(300)
Interest income	148	1	1
Other, net	46	-	(37)
Total Other (expenses), net	(824)	(4,358)	(6.068)
Equity in earnings / (loss) of subsidiaries	(36,479)	18,413	(169,854)
Net Income / (loss)	(50,196)	2,513	(189,112)

Earnings / (loss) per common share, basic and diluted	(17.78)	0.82	(30.00)

Weighted average common shares outstanding, basic	2,823,059	3,075,278	6,304,679

Weighted average common shares outstanding, diluted	2,823,059	3,077,741	6,304,679

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of U.S. Dollars)

	December 31,
	2009	2010	2011
Net cash (used in) / provided by Operating Activities	(11,006)	3,921	(6,150)

Cash flows from Investing Activities
Return of investment from subsidiaries	-	19,473	24,142
Investment in subsidiaries	(32,181)
Decrease in Restricted cash	4,608	52	(531)
Acquisition of fixed assets	-	(177)	(37)
Net cash provided by / (used in) Investing Activities	(27,573)	19,348	23,574
Cash flows from Financing Activities
Proceeds from debt	2,886	-	2,782
Proceeds from convertible debt		4,000	2,000
Principal payments of debt	(10,149)	(26,747)	(28,915)
Issuance of common stock, net of issuance costs	2,569	27	6,834
Repurchase and cancellation of common stock	(732)	-	-
Financial instrument termination payments	(5,000)
Payment of financing costs	(149)	(708)	(419)
Net cash (used in) Financing Activities	(10,575)	(23,428)	(17,718)
Effect of exchange rate changes on cash		159	294
Net increase / (decrease) in cash and cash equivalents	(49,154)	(159)	(294)
Cash and cash equivalents at beginning of year	49,154	0	0
Cash and cash equivalents at end of year	0	0	0

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
(Figures in thousands of U.S. Dollars)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries less equity in undistributed loss of subsidiaries, distributions from subsidiaries as return on investment and return of investment.

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
Return on Investment	1,549	5,992	3,070
Return of Investment		19,473	24,142
Total cash from subsidiaries	1,549	25,465	27,212

The Parent Company is a borrower under the Laurasia, Central Mare and Shipping Financial Services facilities and guarantor under the remaining loans outstanding at December 31, 2011. Refer to Note 11 to the consolidated financial statements.

The principal payments required to be made after December 31, 2011 for these are as follows:

Year ending December 31, 2011	6,411
Less financing fees	(297)
6,114

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $167,461 and $44,438 as of December 31, 2010 and 2011, respectively.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

$100,000,000
of Shares of
Common Stock

PROSPECTUS
                    , 2012

Aegis Capital Corp

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The By-Laws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Republic of The Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.

Please see “Related Party Transactions—Sovereign Equity Line Transaction.”

Item  8.               Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1	Underwriting Agreement *

3.1	Second Amended and Restated Articles of Incorporation of Top Ships Inc. (1)

3.2	Amended and Restated By-laws of Top Ships Inc. as adopted on February 28, 2007 (2)

4.1	Form of Share Certificate (3)

4.2	Stockholders Rights Agreement dated as of August 19, 2005, between the Company and Computershare Investor Services, LLC, as Rights Agent (4)

4.3	Amendment No. 1 to the Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent dated August 24, 2011 (9)

5.1	Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to the Company *

8.1	Opinion of Seward & Kissel LLP, with respect to certain tax matters *

10.1	TOP Ships Inc. Amended and Restated 2005 Stock Incentive Plan (5)

10.2	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005 (5)

10.3	Supplement to Credit Facility between the Company and the Royal Bank of Scotland dated December 21, 2006 (6)

10.4	Stockholders Rights Agreement dated as of August 19, 2005, between the Company and Computershare Investor Services, LLC, as Rights Agent (see exhibit 4.2 above)

10.5	Credit Facility between Jeke Shipping Company Limited, Noir R Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated November 8, 2007 (3)

10.6	Secured Loan Agreement between Japan III Shipping Company Limited and Alpha Bank A.E, dated December 17, 2007 (3)

10.7
Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (3)

10.8	Loan Agreement between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated March 5, 2008 (3)

10.9	Supplemental Agreement, dated March 26, 2008 to Facilities Agreement between TOP SHIPS INC. and the Royal Bank of Scotland plc, dated November 1, 2005 (3)

10.10	Loan Agreement between Japan II Shipping Company Limited, TOP SHIPS INC., DVB Bank AG and DVB Bank America N.V., dated April 24, 2008 (3)

10.11	Secured Loan Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated August 18, 2008 (3)

10.12	First Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated February 23, 2009, to Secured Loan Agreement dated August 18, 2008 (3)

10.13	Second Supplemental Agreement between Lichtenstein Shipping Company, Japan III Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Agreement dated August 18, 2008 (3)

10.14	Credit Facility between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated October 1, 2008 (3)

10.15	Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 (3)

10.16	Amendment Letter between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V. dated July 31, 2009, to Loan Agreement dated October 6, 2008 (1)

10.17	Fourth Supplemental Agreement between The Royal Bank of Scotland plc and TOP Ships Inc. dated July 30, 2009, to Facilities Agreement dated November 1, 2005 (1)

10.18
Second Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated May 21, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (1)

10.19
Third Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated November 25, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (1)

10.20	Third Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated November 25, 2009, to Secured Loan Agreement dated August 18, 2008 (1)

10.21	First Supplemental Agreement, between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated August 5, 2009, to Loan Agreement dated March 5, 2008 (1)

10.22	Amendment No. 1 between Jeke Shipping Company Limited, Noir Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated November 8, 2007 (1)

10.23
Amendment No. 1 between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated October 1, 2008 (1)

10.24	Loan Agreement between Top Ships Inc. and Cape Manuel Shipping Company Limited, dated July 27, 2009 (1)

10.25
Amended and Restated Loan Agreement between Japan II Shipping Company Limited, TOP Ships Inc., Banksy Shipping Company Limited, Hongbo Shipping Company Limited, DVB Bank SE and DVB Bank N.V., dated December 1, 2010, to Loan Agreement dated April 24, 2008 (7)

10.26
Amendment and Restatement Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited, Top Ships Inc. and DVB Bank America N.V., dated December 1, 2010, to Loan Agreement dated October 6, 2008, as amended by a letter dated April 26, 2011 (7)

10.27
Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 as amended and restated by an amendment and restatement agreement dated December 1, 2010 and as further amended by a letter dated April 26, 2011 **

10.28	Second Supplemental Agreement between Emporiki Bank of Greece S.A., Japan I Shipping Company Limited and Top Ships Inc., dated July 15, 2010, to Loan Agreement dated March 5, 2008 (7)

10.29	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated August 6, 2010 (7)

10.30	Supplemental Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011, to Loan Agreement dated August 6, 2010 (7)

10.31	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011 (7)

10.32	Loan Agreement between TOP Ships Inc., and Santa Lucia Holdings Limited, dated August 16, 2010 (7)

10.33
Amendment Letter between Banksy Shipping Company Limited, Hongbo Shipping Company Limited, Top Ships Inc. and DVB Bank America N.V., dated April 26, 2011, to Loan Agreement dated October 6, 2008 and to Amendment and Restatement Agreement dated December 1, 2010**

10.34	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo) (7)

10.35	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi) (7)

10.36	Form of technical management agreement with TMS Shipping Ltd. (Delos) (7)

10.37	Form of commercial management agreement with Central Mare Inc. (Delos) (7)

10.38	Form of commercial technical and commercial management agreement with International Ship Management Inc. (Delos) (8)

10.39	Shipping Financial Services Inc Credit Facility dated July 1, 2011 (8)

10.40	Central Mare Inc Credit Facility dated July 16, 2011 (8)

10.41	Common Stock Purchase Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (8)

10.42	Registration Rights Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (8)

21.1	List of Subsidiaries (8)

23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)*

23.2	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

23.3	Consent of Drewry

24.1	Power of Attorney (contained in signature page)

________________________________

*           To be filed.
**          Previously filed.

(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F, filed on June 18, 2010.

(2)	Filed as an exhibit to the Company’s Form 6-K filed with the SEC on March 9, 2007.

(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F, filed on June 29, 2009.

(4)	Filed as exhibit 4.1 to the Company’s Registration Statement on Form 8-A12G, Registration No. 333-50859 filed with the SEC on August 19, 2005.

(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on April 13, 2006.

(6)	Incorporated by reference from the Company’s Annual Report on Form 20-F, filed on April 20, 2007.

(7)	Filed as an exhibit to the Company’s Annual Report on Form 20-F, filed on April 12, 2011.

(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on April 11, 2012 (File No. 000-50859)

(9)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 000-50859)

Item 9.                Undertakings

The undersigned registrant hereby undertakes that:

(1)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece, on April 17, 2012.

TOP SHIPS INC.
By:	/s/ EVANGELOS J. PISTIOLIS Name: EVANGELOS J. PISTIOLIS Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Evangelos J. Pistiolis, Alexandros Tsirikos, Gary J. Wolfe and Robert Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended,, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on April 17, 2012 in the capacities indicated.

Signature	Title

/s/ Vangelis G. Ikonomou Vangelis G. Ikonomou	Director, Executive Vice President and Chairman of the Board

/s/ Evangelos J. Pistiolis Evangelos J. Pistiolis	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Alexandros Tsirikos Alexandros Tsirikos	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Michael G. Docherty Michael G. Docherty	Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware, on April 17, 2012.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director